SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON AUGUST 31ST, 2020

DATE, TIME AND PLACE: August 31st, 2020, at 2.36 p.m., at TIM Participações S.A. (“Company”), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than two thirds (2/3) of the total capital stock, including holders of the American Depositary Receipts, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the Comissão de Valores Mobiliários (“CVM”) rules. Also attended the meeting, either in person or by means of videoconference, Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer); Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); Bruno Mutzenbecher Gentil, Business Support Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Maria Antonietta Russo, Director of Human Resources & Organization area; Nicandro Durante, Chairman of the Board of Directors and of the Compensation Committee; Jaques Horn, Diretor Jurídico (Legal Officer); Walmir Urbano Kesseli, Chairman of the Fiscal Council; Gesner José de Oliveira Filho, member of the Board of Directors and Coordinator of the Statutory Audit Committee; and Herculano Aníbal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is also registered the attendance, by videoconference, of Mr. Fernando de Magalhães, representative of the Company’s independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), and Messrs. Luiz Paulo and Rodrigo Nigri, representatives of Apsis Consultoria e Avaliações Ltda. (“Apsis Avaliações”) and of Apsis Consultoria Empresarial Ltda. (“Apsis Consultoria”), to provide clarifications on issues that may be raised by shareholders.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

PUBLICATIONS AND SUMMONS: (1) The information and documents provided for in CVM Instruction No. 481 of December 17th, 2009, regarding the subjects to be resolved, as well as the other information and relevant documents to the exercise of voting rights by the shareholders were made available to the shareholders at the Company’s headquarters, at the website of the Investor Relations area of the Company (https://ri.tim.com.br/) and the website of CVM (www.cvm.gov.br). The Call Notice was published on July 30th and 31st and August 3rd, 2020, on pages 10, 16 and 11/12 of the Official Gazette of the State of Rio de Janeiro, respectively; and on July 30th and 31st and August 3rd, 2020, on pages C5, A10 e B3 of the Valor Econômico gazette, respectively.

Agenda: To examine, discuss and resolve on: (1) the approval of the “Protocol and Justification of the Merger of TIM Participações S.A. into TIM S.A.”, executed on July 29th, 2020 by the management of the Company and of TIM S.A. (respectively, “TSA” and “Protocol”), which establishes the terms and conditions of the proposal of the merger of the Company into TSA (“Merger”); (2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. and of Apsis Consultoria Empresarial Ltda., specialized companies responsible for preparing, respectively, the appraisal report of the Company’s equity at book value and the appraisal reports of the shareholders’ equity of the Company and TSA at market price, for the purposes of the Merger (respectively, “Appraisal Report at Book Value”, “Appraisal Reports at Market Price” and, together, “Appraisal Reports”); (3) the approval of the Appraisal Reports; (4) the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive condition established therein; (5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol; and (6) the proposal to amend the Company's Long-Term Incentive Plans, so that TSA will appear exclusively as the company responsible for the obligations arising thereon.

RESOLUTIONS: First, the consolidated voting map of the votes, received by the distance voting ballots, was read and distributed to the attendees and was also available for consultation, pursuant to the Section 21-W, paragraph 4 of CVM Instruction No. 481 of December 17th, 2009. Then, the Chairman proposed: (1) the dismissal of the reading of the other documents related to the Agenda to be discussed on this Extraordinary Shareholders’ Meeting, according to the Section 134 of the Law

No. 6,404/76 (“Brazilian Corporate Law”), taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Brazilian Corporate Law, respectively; and (3) the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Brazilian Corporate Law. Without any opposition, the attended shareholders agreed with the Chairman’s forwarding proposals. Then, after analysis and discussion of the items in the Agenda, the shareholders resolved:

(1) To approve, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, the Protocol and its terms and conditions, which becomes part of these minutes as Annex I.

(2) To ratify, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, the appointment and hiring of Apsis Avaliações and of Apsis Consultoria, specialized companies responsible for preparing, respectively, the Appraisal Report at Book Value, for the purposes of Section 227 and pursuant to Section 8th of the Brazilian Corporate Law, and the Appraisal Reports at Market Price, for the purposes of Section 264 of the Brazilian Corporate Law;

(3) To approve, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, the Appraisal Reports, in compliance with the provisions of Sections 224, 226 and 264 of the Brazilian Corporate Law, and which are part of the Protocol.

(4) To approve, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, the Merger, subject to the suspensive condition and in the exact terms provided in the Protocol, stating that, as provided for in the Protocol:

(i)     the shareholders of the Company will be entitled to receive 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand, and nineteen) new common shares, all nominative, book-entry and with no par value, issued by TSA, applying, as substitution ratio, the attribution of one (1) common share issued by

TSA for each one (1) common share issued by the Company, held by each shareholder (excluding shares in treasury), being these shares paid up through a version of the Company’s net assets to TSA’s capital stock;

(ii)    Pursuant to Section 137 of the Brazilian Corporate Law, withdrawal rights may be exercised by the Company’s shareholders who have not approved the Merger, either through dissent, abstention or by not attending the Company's Extraordinary Shareholders’ Meeting, considering that the shares issued by the Company do not qualify for the exception provided for in item II of the above mentioned legal provision, and being certain that the Company's Quarterly Information Form (ITR) used as the basis for preparing the Appraisal Reports will be considered for purposes of determining the reimbursement value of the shares of dissenting shareholders. Other information regarding the exercise of the withdrawal rights will be disclosed by the Company in the form of a Material Fact;

(iii)  the Merger will imply the need for TSA to adhere to the special corporate governance segment of B3 S.A. - Brasil, Bolsa, Balcão, called Novo Mercado, pursuant to Section 46 of its regulation; and

(iv)  once the legal provisions of the Merger are completed and the satisfaction of the suspensive condition is verified, the Company will be extinguished in its own right and TSA will succeed the Company in all its rights and obligations, becoming its legal successor, for all purposes, without any solution of continuity.

(5) To authorize, as a result of the resolutions approved above, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

(6) To approve, by the majority of the votes casted | unanimously, as per the consolidated voting map attached hereto, subject to the suspensive condition provided for in the Protocol, the Company’s management proposal of amendment of the Company's Long-Term Incentive Plans, approved at the Company’s Shareholders’ Meetings held on April 10th, 2014 and April 19th, 2018, as a result of the Merger approved above, so that TSA will appear exclusively as the company responsible for the obligations arising thereon, as indicated in Annexes II and III of these minutes.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, as per the consolidated voting map attached hereto. Finally, it is registered that the Company adopted the necessary care recommended by the World Health Organization related to COVID-19 for the holding of this Extraordinary Shareholders’ Meeting.

VOTING MAP: Pursuant to Section 30, paragraph 4, of the CVM Instruction No. 480, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution of the Agenda, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by all the attended shareholders and then signed by the Chairman, by the Secretary of the Board and by the attended shareholders who willing to sign them.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), August 31st, 2020.

JAQUES HORN

Secretary of the Board

PROTOCOL AND JUSTIFICATION OF MERGER OF

TIM PARTICIPAÇÕES S.A. INTO TIM S.A.

This Protocol and Justification of Merger (“Protocol”) is entered into by and between the administrators of the parties below, pursuant to the applicable provisions of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), and in the best form of law:

I.       TIM S.A., a publicly-traded company, enrolled in the Brazilian Taxpayers’ Registry of Legal Entities (“CNPJ/ME”) under No. 02.421.421/0001-11, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Block 001, room 1212, Barra da Tijuca, CEP 22775-057, in the City of Rio de Janeiro, State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro (“JUCERJA”), under NIRE No. 33.300.324.6, herein represented pursuant to its Bylaws, by Mr. Adrian Calaza, Argentinean citizen, married, administrator, bearer of the Identity Card for Foreigners (“RNE”) No. V406011-M, in force until October 9, 2021, duly enrolled with the Brazilian Individual Taxpayers’ Register (“CPF/ME”) under No. 059.618.647-90, domiciled at Avenida João Cabral de Mello Neto, No. 850, Torre Sul, 13º floor, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro (hereinafter simply referred to as “TSA” or “Surviving Company”); and

II.       TIM PARTICIPAÇÕES S.A., a publicly-traded company, enrolled in the CNPJ/ME under No. 02.558.115/0001-21, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Torre Norte, 12th floor, room 1212, Barra da Tijuca, CEP 22775-057, in the City of Rio de Janeiro, State of Rio de Janeiro, with its organizational documents registered with the JUCERJA, under NIRE No. 33.300.276.963, herein represented pursuant to its Bylaws, by Mr. Jaques Horn, Brazilian citizen, lawyer, enrolled in the Brazilian Bar Association under No. 70.654 and CPF/ME under No. 846.062.237-15, domiciled at Avenida João Cabral de Mello Neto, No. 850, Torre Sul, 13th floor, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro (hereinafter simply referred as “TIM Participações” or “Merged Company” and, jointly with the Surviving Company, the “Companies” or “Parties”),

WHEREAS:

(i)	TIM Participações is a publicly company listed on the Novo Mercado Special Corporate Governance Segment, and is a holding company of a telecommunications group that offers mobile voice and data services, broadband internet access, value added services and related telecommunications products and services in Brazil (“Grupo TIM”);

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

(ii)	TSA is a public wholly-owned subsidiary of TIM Participações, and the operational company of Grupo TIM;

(iii)	as further described in this Protocol, the administrators of TIM Participações and TSA consider that the merger of TIM Participações into TSA (the “Merger”) has the potential to reduce operational costs and other expenses, simplify corporate, administrative and accounting procedures and generate tax efficiency, adding value to the Companies and their stakeholders;

(iv)	the Merger is one of the steps of an ongoing process of corporate restructuring that has been implemented by Grupo TIM since the privatization of the telecommunications sector in Brazil, and is aligned with the expectations for the industry development; and

(v)	If approved by the shareholders of the Companies in the Extraordinary General Shareholders’ Meetings held for such purpose, the Merger shall have its effectiveness subject to the fulfillment of the Condition Suspensive pursuant to this Protocol.

NOW, THEREFORE, THE PARTIES HAVE AGREED TO, pursuant to articles 223 to 227 and 264 of the Brazilian Corporation Law and, in compliance with the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 565 and No. 481 (respectively, “ICVM 565” and “ICVM 481”), and other applicable provisions, enter into the terms and conditions that shall govern the merger of the Merged Company into the Surviving one.

I.	SPECIFICATIONS AND SHARE CAPITAL OF THE INVOLVED COMPANIES

1.1.          Surviving Company’s Information. The Surviving Company is a public company, with a fully subscribed and paid-in share capital of BRL 13,476,171,764.87 (thirteen billion, four hundred and seventy-six million, one hundred and seventy-one thousand, seven hundred and sixty-four Brazilian Reais and eighty-seven cents), divided into 422,967,896 (four hundred and twenty-two million, nine hundred and sixty-seven thousand, eight hundred and ninety-six) common shares, all nominative, book-entry and with no par value, distributed as following:

Shareholder	Share	%
TIM Participações S.A.	422,967,896	100

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

Total	422,967,896	100%

1.2.          Merged Company’s Information. The Merged Company is a publicly-traded company, with its shares listed on the Novo Mercado Special Corporate Governance Segment (“Novo Mercado”) of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under the stock code TIMP3, and with its American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”) under the stock code TSU, with a fully subscribed and paid-in share capital of BRL 11,557,426,974.26 (eleven billion, five hundred and fifty seven million, four hundred and twenty six thousand, nine hundred and seventy four Brazilian reais and twenty six Brazilian cents)12, distributed in 2,421,032,479 (two billion, four hundred and twenty one million, thirty two thousand, four hundred and seventy nine) common shares, all nominative, book-entry and with no par value, distributed as following:

Shareholder	Share	%
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66,58
Minority shareholders	808,437,129	33,39
Treasury shares	585.460	0,02
Total	2,421,032,479	100%

II.	JUSTIFICATION AND RATIONALE OF THE MERGER

2.1.          Merger’s Rationale. The purpose of this Protocol is the Merger of TIM Participações into TSA, subject to the terms and conditions described herein (including the fulfillment of the Condition Suspensive), which shall result in the extinction of the Merged Company with the consequent transfer of all of its assets and liabilities to the Surviving Company, as the universal successor of all assets, rights and obligations of TIM Participações, without any continuity solution.

2.2.          Merger’s Justification. In addition to the above, the managements of the Companies consider that the approval of the Merger shall result in the following benefits, among others, to the Companies and its shareholders:

1 The share capital of TIM Participações duly subscribed and paid-in capital, net of funding costs, is R$ 11,510,310,661.26 (eleven billion, five hundred and ten million, three hundred and ten thousand, six hundred and sixty-one reais and twenty-six cents).

2 The share capital of TIM Participações on March 31, 2020, fully subscribed and paid in, was BRL 9,886,886,593.46 (nine billion, eight hundred and eighty-six million, eight hundred and eighty-six thousand, five hundred and ninety three Brazilian Reais and forty-six cents)

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020
(a)	greater integration of administrative and financial unities, allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation;

(b)	simplification of the corporate structure of the TIM Group, with the preservation of a sole public company, which reduces administrative costs and the complexity of internal procedures; and

(c)	better tax efficiency related to the applicable PIS/COFINS due in the event of distribution of profits to the shareholders under the form of interest on shareholders’ equity (juros sobre capital próprio), as well as reduction of costs related to the Income Tax (Imposto de Renda de Pessoas Jurídicas) and the Social Contribution on Net Profit (Contribuição Social sobre Lucro Líquido), currently incurred by TIM Participações, which shall thereinafter be incurred by TSA and consolidated therein;

III.	BASE DATE, VALUATION AND PRO FORMA FINANCIAL INFORMATION

3.1.          Base Date. The appraisal and valuation of the assets of the Companies for the purposes of the Merger were conducted based on their respective Quarterly Information Form (“ITRs”), with a base date of March 31st, 2020 (“Base Date”).

3.2.          Valuation of TIM Participações’ Assets at Book Value. Both Parties agree that the net assets of TIM Participações shall be merged into TSA based on their book value. In compliance with articles 8 and 226 of the Corporation Law, the appraisal of TIM Participações’ net equity at book value on the Base Date was conducted by Apsis Consultoria e Avaliações Ltda., a specialized company, enrolled with the CNPJ/ME under No. 08.681.365.0001/30 and with the Regional Accounting Council (“CRC”) under No. 005112/O-9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, No. 62 – 6th floor, Centro, CEP 20021-280 (“APSIS Avaliações”).

3.2.1.	Based on the valuation report prepared by APSIS Avaliações, which is attached hereto as Exhibit I (“Book Value Valuation Report”), the net assets’ book value of the Merged Company on the Base Date was of BRL 22,587,455,189.65 (twenty-two billion, five hundred and eighty-seven million, four hundred and fifty-five thousand, one hundred and eighty-nine Brazilian Reais and sixty-five cents), of which: (i) BRL 22,233,749,480.96 (twenty-two billion, two hundred and thirty-three million, seven hundred and forty nine thousand, four hundred and eighty Brazilian Reais and ninety-six cents) relates

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020 to TIM Participações’ investment in TSA; and (ii) BRL 353,705,408.69 (three hundred and fifty-three million, seven hundred and five thousand, four hundred and eight Brazilian Reais and sixty-nine cents) relates to other assets and liabilities of TIM Participações.

3.2.2.	The indication and engagement of APSIS Avaliações and the Book Value Valuation Report shall be submitted for ratification and approval, respectively, by the Companies’ shareholders.

3.3.          Valuation of the Net Assets of the Companies at Market Value. In compliance with article 264 of the Corporation Law and article 8 of ICVM 565, the managements of the Companies hired APSIS Consultoria Empresarial Ltda., a specialized company, enrolled with the CNPJ/ME under No. 27.281.922/0001-70, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio No. 62, 6th floor, Centro, CEP 20.021-280 (“APSIS Consultoria” and, jointly with APSIS Avaliações, “APSIS”) to appraise the net equity of the Companies, at market value, according to the same criteria and Base Date.

3.3.1.	According to the appraisal report of APSIS Consultoria, attached hereto as Exhibit II (“Valuation Reports at Market Value”), the market value of the net assets of TIM Participações and TSA, on the Base Date were, respectively, of BRL 33,761,000,000.00 (thirty-three billion, seven hundred and sixty-one million Brazilian Reais) and BRL 33,715,000,000.00 (thirty-three billion, seven hundred and fifteen million Brazilian Reais).

3.3.2.	The indication and engagement of APSIS Consultoria and the Valuation Reports at Market Value shall be submitted for ratification and approval, respectively, by the Companies’ shareholders.

3.4.          Pro Forma Financial Information. In compliance with article 7 of ICVM 565, the managements of the Companies prepared the pro forma financial information of the Surviving Company, on the Base Date, reflecting the effects of the Merger as if it had already been completed, which were submitted to reasonable assurance by Ernst & Young Auditores Independentes S/S, a company enrolled with the CNPJ/ME under No. 61.366.936/0002-06 and with the CRC under No. 2SP015199/O-6, with headquarters in the City and State of Rio de Janeiro, at Praia de Botafogo, 370, CEP 22250-040 ("EY"). The Pro Forma Financial Information is attached hereto as Exhibit III.

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

3.5.          APSIS and EY Statements. APSIS and EY have declared that (i) there is no current or potential conflict or conversion of interests with the Companies' shareholders, or with respect to the Merger, as the case may be; and (ii) the Companies' shareholders or administrators have not addressed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions. APSIS and EY were appointed for the work described herein considering their notorious knowledge in the development of reports and appraisals of this nature.

IV.             IMPACTS OF THE MERGER, SHARE CAPITAL INCREASE, EQUITY VARIATIONS AND SUBSTITUTION RATIO

4.1.          Impacts on the Merged Company due to the Merger. Upon approval of the Merger, and subject to the fulfillment of the Condition Suspensive, the Merged Company shall be extinguished and the 2,421,032,479 (two billion, four hundred and twenty-one million, thirty-two thousand, four hundred and seventy nine) common shares representative of its share capital shall be cancelled.

4.2.          Impacts on the Surviving Company due to the Merger and Share Capital Increase. Subject to the fulfillment of the Condition Suspensive, the Merger, if approved, will result in: (i) the cancellation of all shares issued by TSA, which are held by TIM Participações; and (ii) the increase of TSA's net assets by BRL 353,705,408.69 (three hundred and fifty three million, seven hundred and five thousand, four hundred and eight Brazilian reais and sixty nine cents), resulting in: (ii)(a) an increase in share capital of TSA in the amount of BRL 1,718,742.68 (one million, seven hundred and eighteen thousand, seven hundred and forty-two Brazilian Reais and sixty-eight cents); and (ii)(b) BRL 351,986,666.01 (three hundred and fifty-one million, nine hundred and eighty-six thousand, six hundred and sixty-six Brazilian Reais and one cent) being allocated to the capital reserve of TSA.

4.3.          Issuance of New Shares and Exchange Ratio. Subject to the approval of the Merger and the fulfillment of the Condition Suspensive, TIM Participações’ shareholders shall receive one (1) common share issued by TSA for each one (1) common share issued by TIM Participações held by them on the date of the consummation of the Merger ("Substitution Ratio"), which, considering the conservation of the same number of ex-treasury shares issued by TIM Participações, shall result in the issuance of 2,420,447,019 (two billion, four hundred and twenty

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020 million, four hundred and forty thousand, and nineteen) common shares by TSA, all nominative, book-entry and with no par value.

4.3.1.             The Exchange Ratio was determined based on the principle that, as TIM Participações is the sole shareholder of TSA, once the Merger is completed, the existing shareholders of TIM Participações will hold the same number of shares and equity interest in TSA as they hold today in TIM Participações, without having their rights materially affected by the Merger.

4.3.2.             The new shares to be issued by the Surviving Company shall grant the same rights to their holders, as those granted by the shares of the Merged Company.

4.4.          Proposed Amendment to the Bylaws. As a result of the Merger, and subject to the provisions of Item 4.5 below, the article 5 of the TSA’s Bylaws shall be amended to reflect its new share capital and number of shares, and shall thenceforth have the following wording, without any other change to its Bylaws:

“ARTICLE 5 – The share capital, totally subscribed and paid-in, is of BRL 13,477,890,507.55 (thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents), divided into 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand and nineteen) common shares, all registered, book-entry and with no par value.”

4.5.          Change in the Number of Shares to be Issued. In the event of a change in the number of ex treasury shares issued by TIM Participações, the TSA’s Board of Directors shall, on the effective date of the Merger, register the new number of shares into which the share capital of TSA is divided, with the corresponding amendment to Article 5 of the TSA's Bylaws, if required, being postponed to the first TSA’s General Shareholders’ Meeting to be held after the registration of the new number of ex treasury shares.

4.6.          Assets Variations. The variations in the assets of the Merged Company occurred after the Base Date shall be transferred, absorbed, and incorporated into the operational result of the Merged Company.

4.7.          U.S. federal tax treatment. The Parties agree that (i) it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

Internal Revenue Code of 1986, as amended, (the “Code”) for U.S. federal income tax purposes and (ii) this Protocol is intended to be and constitutes a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder.

V.	LISTING ON THE NOVO MERCADO AND CORPORATE GOVERNANCE OF THE SURVIVING COMPANY

5.1.           Listing on the Novo Mercado. The Merger shall require TSA to be listed on the special corporate governance segment of B3 called Novo Mercado, pursuant to article 46 of the Novo Mercado regulations. To this end, TIM Participações, as the sole shareholder of TSA, approved on the date hereof the listing of TSA on the Novo Mercado, at a TSA’s Extraordinary Shareholders’ General Meeting, with such listing’s effectiveness being conditioned to the effectiveness of the Merger.

5.2.           No Further Amendments to the Bylaws. The Merger will not result in any other amendment to the Bylaws of the Surviving Company, except as those provided for in Item 4.4 above. TIM Participações, as the sole shareholder of TSA, approved, on the date hereof, at an Extraordinary Shareholders General Meeting, the amendment and consolidation of the TSA’s Bylaws, substantially reflecting the same provisions of the Bylaws of TIM Participações, provided, however, that the effectiveness of certain provisions of the TSA’s Bylaws are conditioned on the fulfillment of the Condition Suspensive.

5.3.           Corporate Governance. Once the Merger is completed, TSA shall have the same corporate and administrative structure as the Merged Company, reflecting the entire corporate governance of TIM Participações, with the same management, corporate bodies, internal regulations, policies, areas of operation, in compliance with all the requirements and adjustments that may be required by the Novo Mercado segment of the B3.

VI.	DISSENTING SHAREHOLDERS’ RIGHT OF WITHDRAWAL

6.1.          Merged Company’s Dissenters’ Right of Withdrawal. Pursuant to article 137 of the Brazilian Corporation Law, withdrawal rights may be exercised by the Merged Company’s shareholders that (i) oppose or abstain from the Merger resolution, or do not attend the Extraordinary General Shareholder’s Meeting, and (ii) explicitly state their intention to exercise withdrawal rights within the due period, considering that

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020 the shares issued by the Merged Company do not qualify for the exception provided for in item II of the above mentioned legal provision. The compensation related to the right of withdrawal shall only be owed to those shareholders who are provenly shareholders of the Merged Company on the date of disclosure of the material fact informing about the Merger (i.e. July 29, 2020), considering the trading on the stock exchange on such date, included. Withdrawal rights may not be exercised in regard to the shares that were acquired after such date, under the terms of paragraph 1 of article 137 of the Brazilian Corporation Law.

6.1.1.	In order to exercise their withdrawal rights, shareholders must necessarily exercise such right in respect of all common shares, subject to the provisions of Item 6.1 above.

6.1.2.	The shareholder must explicitly state his intention to exercise his withdrawal rights within thirty (30) days from the publication of the minutes of the Extraordinary Shareholders' General Meeting of the Merged Company approving the Merger ("Withdrawal Period").

6.2.          Reimbursement Value. Pursuant to article 45 of the Brazilian Corporation Law and article 10, sole paragraph, of the Bylaws of TIM Participações, shareholders who exercise their right to withdraw shall be entitled to receive as reimbursement for their shares in the amount of BRL 9.33 (nine Brazilian reais and thirty-three cents) per share, equivalent to the book value of the net assets of TIM Participações’ shares, in accordance with the financial statements that were used as the basis for the preparation of the Book Value Valuation Report.

6.2.1.	In compliance with the provisions of Article 264, paragraph 3 of the Brazilian Corporation Law, the exchange ratio calculated based on the comparison of the net assets at market value of the Companies is of 0.175 (zero point one, seven, five) shares issued by TSA for each one (1) share issued by TIM Participações.

6.2.2.	Considering that the Surviving Company is a wholly-owned subsidiary of the Merged Company, any Exchange Ratio that was adopted in the Merger would result in the same economic and political impact for the shareholders of TIM Participações, in such a way that is not possible to consider an exchange ratio more or less advantageous to TIM Participações’ shareholders. Nonetheless, the Exchange Ratio proposed to the shareholders of TIM Participações, pursuant to Item 4.3 above, grants the shareholders of TIM

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

Participações a greater number of TSA’s shares than the number that would have been granted based on the comparison of the net assets of TIM Participações and TSA at market value. Therefore, pursuant to paragraph 3 of article 264 of the Brazilian Corporation Law, shareholders who dissent from the resolution of the Extraordinary General Meeting of TIM Participações that approves the proposed Merger will not have the option to exercise their withdrawal rights based on their shares’ net assets at market value, and will only be entitled to a compensation at the book value of their shares, as indicated above.

6.3.          Payout of Reimbursement. The payment of the amount of the reimbursement for the shares is subject to the conclusion of the Merger, after the Condition Suspensive have been fulfilled, pursuant to article 230 of the Corporation Law.

6.4.          Absence of Rights of Withdrawal for the Surviving Company’s Shareholders. The Merger will not grant rights of withdrawal to the Surviving Company's shareholders.

VII.	CORPORATE APPROVALS AND CONDITION SUSPENSIVE TO THE MERGER ACCOMPLISHMENT

7.1.          Corporate Approvals. The proposal for the Merger shall be submitted to the shareholders of TIM Participações and TSA, which must resolve on, among others: (a) the approval of this Protocol; (b) the ratification of the appointment and engagement of Apsis Avaliações and Apsis Consultoria, specialized companies responsible for the preparation of the valuation reports of TIM Participações’ net assets at book value and the valuation reports of TIM Participações’ and TSA's net assets at market value, for the purposes of the Merger; (c) the approval of these valuation reports; (d) the Merger, pursuant to the Protocol; and (e) the authorization for the administrators and attorneys-in-fact to carry out all the measures necessary for the consummation of the Merger.

7.2.          Condition Suspensive. The conclusion of the Merger shall, pursuant to the terms of article 125 of the Brazilian Civil Code, be conditioned on the fulfillment of the approval of the listing of TSA’s shares on the Novo Mercado ("Condition Suspensive").

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

7.3.          Conclusion of the Operation. Once the Condition Suspensive is fulfilled, a material fact will be disclosed informing the market and the Companies' shareholders about the conclusion of the Merger.

7.4.          Share Trading. Shares issued by TIM Participações shall remain traded on the Novo Mercado until B3 grants the listing registration of TSA’s shares onto the Novo Mercado, and the Merger is concluded. After the conclusion of such milestones, on a date to be timely informed by the Companies, the shares issued by TIM Participações will be effectively replaced by common shares issued by TSA, and the shares issued by TSA will start to be traded under a new code, to be accredited with B3 and timely disclosed to the shareholders and the market in general.

VIII.         OTHER CONDITIONS OF THE MERGER

8.1.          The Surviving Company shall remain named TIM S.A.

8.2.          The conclusion of the Merger is subject to: (i) the corporate approval of the Merger by both Companies’ General Shareholders’ Meeting, and (ii) the fulfillment of the Condition Suspensive.

8.3.          After the approval of the Merger, the managers of both Companies shall publish and register all corporate acts related to the Merger, and perform any and all acts necessary to its conclusion, including, in respect to the administrators of the Merged Company, the subscription of the Surviving Company’s capital stock increase.

8.4.          Any legal acts that, as a result of the commitments previously entered into for administrative and/or operational reasons, are still performed on behalf of the Merged Company during the period between the effectiveness of the Merger and the filing of the respective corporate acts with JUCERJA, shall be considered valid for all legal purposes, and all rights and obligations arising therefrom shall be assumed by the Surviving Company, as the successor of the Merged Company, pursuant to Article 227 of the Brazilian Corporation Law.

8.5.          This Protocol must be submitted to the Surviving Company’s and the Merged Company’s Shareholder’s General Meeting to be held on August 31, 2020.

8.6.          Once the Merger is approved and the Condition Suspensive is fulfilled, the Merged Company shall be considered extinguished and the management of the Surviving Company shall: (i) carry out the write-off, registration, annotation,

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020 publication and any other act necessary for the good and faithful completion of the Merger contemplated herein, including, but not limited to, the acts necessary before the competent public agencies for the implementation of the Merger; and (ii) keep the tax books of the Merged Company.

8.7.          The managements of both Companies, after discussions, consider that the Merger as presented in this Protocol serves the best interests of the Merged Company, of the Surviving Company, as well as the shareholders of both Companies, and therefore recommends its implementation.

In witness whereof, the Parties have executed this Protocol of Merger and Justification in 03 (tree) counterparts of equal content and form, to one sole effect, in the presence of two undersigned witnesses.

Rio de Janeiro, July 29, 2020.

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Página de Assinatura A Seguir]

CONT. ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIADA TIM S.A. 31 de agosto de 2020

TIM S.A.

__________________________________ Adrian Calaza

TIM PARTICIPAÇÕES S.A.

__________________________________ Jaques Horn

Witnesses

1. _____________________________	2.___________________________
Name:	Name:
RG:	RG:
CPF:	CPF:

APPRAISAL REPORT
AP-00457/20-01

TIM PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00457/20-01	REPORT DATE:	March 31st, 2020

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF TIM PARTICIPAÇÕES S.A., IN ACCORDANCE WITH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., at Rua do Passeio, nº 62, 6th floor, Center, City and State of Rio de Janeiro, registered in the Corporate Taxpayers' Registry - CNPJ of the Ministry of Economy under nº 08.681.365 / 0001- 30, registered with the Regional Accounting Council of Rio de Janeiro under # 005112 / O-9 represented herein by its partner, Mr. LUIZ PAULO CESAR SILVEIRA, accountant, Brazilian general registration (RG) nº 89-1-00165-5, CPF nº 886.681.937-91 and at the Regional Accounting Council of the State of Rio de Janeiro under nº 118.263 / P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio , nº 62, 6th floor, Centro, was nominated by TIM S.A., hereinafter denominated TIM S.A., headquartered at Avenida João Cabral de Mello Neto, nº 850, Bloco 001, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, registered in the Corporate Taxpayers' Registry - CNPJ of the Ministry of Economy under No. 02.421.421/0001-11, to issue this appraisal report on the shareholders' equity of the company TIM PARTICIPAÇÕES S.A., in accordance with the accounting practices adopted in Brazil, hereinafter referred to as TIM PARTICIPAÇÕES, headquartered at Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities (CNPJ) of the Ministry of Economy under No. 02.558.115/0001-2, on March 31st, 2020, in accordance with the accounting practices adopted in Brazil, presents the following results of its work.

Appraisal Report AP-00457/20-01 1

1. APPRAISAL REPORT PURPOSE

The purpose of this report is to issue an appraisal conclusion on TIM PARTICIPAÇÕES' shareholders' equity on March 31st, 2020, in accordance with the accounting practices adopted in Brazil to support the merge of TIM PARTICIPAÇÕES into TIM S.A.

2. COMPANY'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The company's is responsible for bookkeeping and preparation of the accounting information in accordance with the accounting practices adopted in Brazil, as well as for the relevant internal controls that it has defined as necessary to allow such process to be free from material misstatement, regardless of whether it is caused by fraud or error. The summary of TIM PARTICIPAÇÕES' significant accounting practices is described in Attachment 2 of this report.

3. WORK ASSUMPTIONS AND ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to present a conclusion on TIM PARTICIPAÇÕES's shareholders equity in accordance with accounting practices adopted in Brazil as of March 31st, 2020, based on the Technical Communication CTG 2002, approved by the Federal Accounting Council (Conselho Federal de Contabilidade - CFC), which regulates the appraisal procedures for such purposes. Accordingly, we have carried out an examination on the company's balance sheet in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work is planned and carried out with the objective of obtaining reasonable assurance that the shareholders' equity for the preparation of our Appraisal Report is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the accounted amounts. The procedures selected depend on the accountant's judgment, including the assessment of the risks of material misstatement in the shareholders' equity, regardless of whether caused by fraud or error. In this assessment, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan the appraisal approach appropriate to the circumstances, but not for expressing an opinion on the effectiveness of these internal controls.

The work also includes assessing the accounting policies used and the reasonableness of the accounting estimates made by TIM PARTICIPAÇÕES. We believe that the evidence obtained is enough to support our conclusion.

Appraisal Report AP-00457/20-01 2

4. CONCLUSION

Based on our procedures, we concluded that the amount of **BRL 22,587,455,189.65** (twenty-two billions, five hundred eighty-seven million, four hundred and fifty-five thousands, one hundred and eighty-nine reais and sixty-five cents), before the elimination of **TIM PARTICIPAÇÕES'** share in **TIM S.A.**, according to the balance sheet as of March 31st, 2020, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the shareholders' equity of **TIM PARTICIPAÇÕES** in accordance with the accounting practices adopted in Brazil.

5. CONVENIENCE TRANSLATION INTO ENGLISH

This is a free translation into English of the Appraisal Report issued in Portuguese and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with and construed in accordance with Brazilian law and professional accounting standards applicable in Brazil.

Rio de Janeiro, July 28th, 2020.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA
Vice President

Appraisal Report AP-00457/20-01 3

6. ATTACHMENTS

1. BALANCE SHEET AND ADDITIONAL SUPPORTING DOCUMENTS
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

Appraisal Report AP-00457/20-01 4

DocuSign Envelope ID: 4842F467-D0E0-4AAD-8E83-7B83FCC77A9F

BALANCE SHEET (R$)			
DESCRIÇÃO	JAN/20	FEB/20	MAR/20
ASSETS	**22.658.275.788**	**22.672.664.888**	**22.737.359.654**
CURRENT ASSETS	**117.349.987**	**114.883.761**	**108.249.794**
Cash and cahs equivalentes	3.072.530	318.436	20.396.049
Marketable securities	44.784.905	42.759.186	14.365.092
Accounts receivable	(1.719.286)	711.375	520.378
Inventories	-	-	-
Dividends and interest in shareholders´equity	0	0	0
Indirect taxes, charges and contributions recoverable	-	-	-
Direct taxes, charges and contributions recoverable	28.401.502	28.414.198	28.474.175
Prepaid expenses	2.551.506	2.512.945	2.327.357
Derivative financial instruments	-	-	-
Leasing	-	-	-
Other current assets	40.258.831	40.167.622	42.166.743
NON CURRENT ASSETS	**22.540.925.800**	**22.557.781.126**	**22.629.109.861**
non current assets	**93.056.492**	**83.949.943**	**86.854.805**
Marketable securities	-	-	-
Accounts receivable	-	-	-
Indirect taxes, charges and contributions recoverable	-	-	-
Direct taxes, charges and contributions recoverable	-	-	-
Deferred income tax and social contribution	-	-	-
Judicial deposits	92.070.841	82.788.371	85.617.293
Prepaid expenses	985.651	1.161.572	1.237.512
Derivative financial instruments	-	-	-
Leasing	-	-	-
other non current assets	-	-	-
Investiment , tangible and intangilbles	**22.447.869.308**	**22.473.831.184**	**22.542.255.056**
Investiments in associates	22.290.313.716	22.316.275.591	22.384.699.463
Tangible asset	-	-	-
Intangible asset	157.555.593	157.555.593	157.555.593
	-	-	-
LIABILITIES	**22.658.275.788**	**22.672.664.888**	**22.737.359.654**
CURRENT LIABILITIES	**78.928.894**	**70.221.384**	**71.530.288**
Borrowings and financing	-	-	-
Derivative financial instruments	-	-	-
Lease liability	-	-	-
Suppliers	10.110.696	8.523.461	9.679.586
Labor obligations	914.224	1.044.645	1.146.332
Indirect taxes, charges and contributions payable	539.237	542.211	544.587
Direct taxes, charges and contributions payable	21.140	135.301	189.691
Dividends and interest in shareholders´equity paybale	55.213.871	47.843.287	47.834.337
Authorizations to be paid	-	-	-
Deferred income	-	-	-
other current liabilities	12.129.726	12.132.479	12.135.754
NON CURRENT LIABILITIES	**77.374.794**	**77.892.412**	**78.374.177**
Borrowings and financing	-	-	-
Derivative financial instruments	-	-	-
Lease liability	-	-	-
Authorizations to be paid	-	-	-
Indirect taxes, charges and contributions payable	-	-	-
Direct taxes, charges and contributions payable	-	-	-
Deferred tax and social contribution	-	-	-
Provision for legal and administrative proceedings	47.622.579	48.140.294	48.622.178
Pension plan and other post-employment benefits	0	0	0
Deferred income	-	-	-
other non current liabilities	29.752.215	29.752.118	29.751.999
NON CONTROLLING INTEREST	-	-	-
SHAREHOLDERS´ EQUITY	**22.501.972.100**	**22.524.551.091**	**22.587.455.190**
Share capital	9.866.298.109	9.866.298.109	9.866.298.109
Capital reserve	411.383.737	410.019.951	410.753.450
Especial reserve	-	-	-
Profit reserve	12.158.074.020	12.158.074.020	12.158.074.020
Accumulated losses	-	-	-
Treasury shares	(11.687.535)	(6.788.029)	(9.511.154)
Profit (loss) of the períod	77.903.769	96.947.039	161.840.765

DocuSigned by:
Manoela de Paiva Suassuna

DocuSign Envelope ID: 4842F467-D0E0-4AAD-8E83-7B83FCC77A9F

STATEMENT OF INCOME (R$ MIL)

DESCRIÇÃO	JAN/20	FEB/20	MAR/20	1st Quarter
GROSS REVENUE				
Service Revenue	-	-	-	-
Product revenue	-	-	-	-
	-	-	-	-
Deductions	-	-	-	-
Service Revenue	-	-	-	-
Product revenue	-	-	-	-
Net revenue	-	-	-	-
Cost of sales	-	-	-	-
Cos of goods sold	-	-	-	-
	-	-	-	-
Gross profit				
Operating income (expenses)				
Commercialization	-	-	-	-
General and administrative	(1.750.702)	(4.248.873)	(2.476.894)	(8.476.469)
Income from equity accounting	79.954.399	25.228.377	67.690.374	172.873.150
Other revenues (expenses), net	(4.247)	(40.145)	766.298	721.906
	78.199.450	**20.939.359**	**65.979.778**	**165.118.587**
Operating income	**78.199.450**	**20.939.359**	**65.979.778**	**165.118.587**
Financial income (expenses):				
Financial income	220.194	2.386.469	(87.757)	2.518.906
Financial expenses	(504.322)	(4.269.114)	(944.108)	(5.717.544)
Foregin exchange income (expenses) ,net	(11.553)	(13.443)	(54.188)	(79.185)
	(295.681)	**(1.896.088)**	**(1.086.053)**	**(3.277.823)**
Income before income tax and social contributior	**77.903.769**	**19.043.271**	**64.893.725**	**161.840.765**
Income Tax	-	-	-	-
Social contribution	-	-	-	-
Net income for the periodo	**77.903.769**	**19.043.271**	**64.893.725**	**161.840.765**

DocuSigned by:
Manoela de Paiva Suassuna
8FDA9BF9AE3D4C1...

SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES ADOPTED BY TIM PARTICIPAÇÕES

- **Cash, deposits, and financial applications**

Represents the financial assets measured by the amortized cost, by the effective tax rate method. The company's administration determinates the financial assets class in the initial recognition.

This account is composed by Bank Deposit Certificates (CDBs) and Compromised Operations, which are nominative titles emitted by banks and sold to the public as a mean to raise funds. These titles can be negotiated during the contract term, at any time, without significant value loss, and are utilized to the fulfillment of short-term obligations by TIM PARTICIPAÇÕES.

- **Other assets**

Correspond mainly to long term amounts related to judicial deposits and insurance policy, made by TIM PARTICIPAÇÕES on behalf of its invested companies when jointly responsible with them. Therefore, the intercompany values were constituted against the enterprises on the economic group that were accused on the legal suits.

- **Judicial deposits**

Amount held in judicial escrow to guarantee the execution of on-going legal actions that are being discussed by TIM PARTICIPAÇÕES, registered by its' historical cost, and updated according to the applicable law. It comprises civil, labor, and tributary origins.

The judicial deposits of civil origin refer, mostly to lawsuit filed by clients regarding costumers' rights and vacancy of sub-band of transmission. The deposits regarding labor process are lawsuit filed by former employees and third party's services provider. The judicial deposits of tributary origin regard the following topics: use of electric power acquisition credit, incidence of CPMF on loan conversion operations involving shareholders equity, constitutionality of Operation Inspection Tax (TFF) charged by municipal authorities, denial of federal debts compensation as Income Tax (IRRF) credit for the alleged credit insufficiency, as well as deposits made for the release of the Negative Debts Certificate, unconstitutionality and illegality of the Universalization of Telecommunication Services Fund (FUST) charges and other matters associated to ICMS.

- **Investment on controlled and affiliated companies**

Controlled invested companies are all entities in which TIM PARTICIPAÇÕES holds controlling participation. While the company is exposed or has rights to flexible yields due to its engagement with the entities, it controls the enterprises and can intervene in these yields due to the authority over the controlled entities. The controlled companies are consolidated from the date in which the control is transferred, and the consolidation is interrupted when the company no longer has the control of the invested companies.

The gains and the losses from operation between the invested enterprises are eliminated. The accounting policies of the controlled were adjusted to assure the consistency regarding the accounting policies adopted by TIM PARTICIPAÇÕES. The date of the financial information used for the consolidation is the same for all invested enterprises of the company.

Appraisal Report AP-00457/20-01 - Attachment 2 1

For enterprise acquisition registration by TIM PARTICIPAÇÕES, it's applied the purchase accounting method, in which the acquisition cost is measured as the fair value of the acquired assets, equity instruments (e.g. shares) issued and the incurred or assumed liabilities by the acquirer on the date of control acquisition. At first the identifiable assets acquired, the contingencies and liabilities assumed in a business combination are measured by its fair value in the acquisition date, regardless of the proportion of any minority share.

The surplus of the acquisition cost that exceeds the company's share on acquired liquid asset fair value is registered as goodwill. If the acquisition cost is lower than the fair value of identified liquid assets of the acquired company the difference is acknowledge on the financial statement of TIM PARTICIPAÇÕES as revenue, after a review of the concepts and calculation used.

- **Intangible**

The intangible assets are measured by its historical cost minus the accumulated amortization (only for assets with defined operating life) and provision for impairment, if applicable. Regarding TIM PARTICIPAÇÕES the calculation includes the goodwill in the acquisition of minority shares of TIM Sul and TIM Nordeste, as on 2005 the company acquired all shares held by minority shareholders of these companies through shares issued by TIM PARTICIPAÇÕES, converting TIM Sul and TIM Nordeste in full controlled companies. This operation generated goodwill.

Goodwill is an intangible asset with undefined operating life and therefore it is not subjected to amortization. For intangible assets with defined operating life the costs of amortization are calculated based on a linear method, over the operating life defined for the hired assets and the deadlines of service provision licenses.

The estimates of the operating life of the comprising part of the intangible assets are regularly revised. The financial burden over the resources received without specific destination but utilized in order to acquire a qualified asset, which necessarily demands a substantial period of time until it gets ready for use, are capitalized as part of the cost of the asset when it's likely that they will generate economic benefits for the entity and can be reasonably measured. This expenditure is then amortized over the estimated useful life.

TIM PARTICIPAÇÕES performs annually an impairment test for the goodwill generated by the business combination in which the methodology and assumptions utilized by the administration considers the minor cash-generating unit premise, which is applied to TIM PARTICIPAÇÕES in its consolidated level. That said, the evaluation is made on TIM PARTICIPAÇÕES' level.

- **Suppliers**

The supplier payment are obligations originated by goods or services acquired on the usual course of business. At first, are registered by its fair value and subsequently measured by its amortized cost using the effective interest rate method. Due to its short expiration period, in practical terms, usually are registered by its face value.

- **Dividends and interest on equity capital**

The dividends are calculated according to the company's bylaw and the Stock Companies Law. Regarding the last bylaw, approved on April 14th, 2016, TIM PARTICIPAÇÕES must distribute as obligatory dividend in

Appraisal Report AP-00457/20-01 - Attachment 2 2

each accounting year ended on December 31st, the amount of 25% over the adjusted net profit if there is enough to compensate. As described on the document, the unclaimed dividends on the period of three years are reverted on the company's favor.

- **Contingency provisions**

TIM PARTICIPAÇÕES is an integral part in legal and administrative lawsuits on the civil, labor, tributary and regulatory sphere, which occurred under the usual course of business.

The legal and administrative lawsuits are analyzed by the administration along with its legal advisors (internal and external). In their analysis, the company contemplates factors such as law hierarchy, available jurisprudence, recent court decisions and legal order relevance and payment historic.

These appraisals involve the administration's judgment. The provision is constituted by amounts considered sufficient and adequate to cover for losses and risks contemplated as probable. The cases in which the loss is classified as probable, are registered, and disclosed by its updated value. In other cases, regarding the losses that are not appraised as likely, there is no obligation of disclosure.

- **Other liabilities**

TIM PARTICIPAÇÕES did a share split in 2007 and 2011, which resulted in fractional shares. According to the company's bylaws they do not prescribe and, therefore, the unclaimed balances are accounted as a liability until the shares' compensation request is made by the former shareholders.

Appraisal Report AP-00457/20-01 - Attachment 2 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00458/20-01

TIM S.A.; TIM PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00458/20-01	VALUATION DATE:	March 31st, 2020

REQUESTER: TIM S.A., hereinafter denominated TIM S.A.

Public limited company, with head office in Avenida João Cabral de Mello Neto, nº 850, Bloco 01, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, CNPJ No. 02.421.421/0001-11.

OBJECTS: TIM S.A., previously qualified; and

TIM PARTICIPAÇÕES S.A., hereinafter denominated TIM PARTICIPAÇÕES.

Public limited company, with head office in Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, CNPJ No. 02.558.115/0001-21.

OBJECTIVE: Calculation of TIM S.A. and TIM PARTICIPAÇÕES net assets, valued at market prices, according to the same criteria and on the same base dates, in order to comply with article 264 of Law No. 6,404, of December 15th, 1976 (Law of SA).

Appraisal Report AP-00458/20-01 1

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., Hereinafter referred to as APSIS, was contracted by TIM S.A. to determine, at market prices, the values of assets and liabilities and equity of TIM S.A. and TIM PARTICIPAÇÕES' shares, in accordance with applicable laws and regulations, specifically with article 264 of Law 6,404/76 (Brazilian Corporation Law).

TIM S.A. will do a corporate reorganization in which it will incorporate its holding company, TIM PARTICIPAÇÕES. Due to the fact that TIM PARTICIPAÇÕES is listed, and TIM S.A. is registered, it is necessary to evaluate their net equity at market prices in order to comply with article 264.

The technical procedures used on this report comply with the criteria stablished by evaluation standards. The analytical calculation for the determination of fixed assets value were elaborated by market approach while the intangible assets were evaluated by income approach.

The Equity at Market Values is based on the analysis of the assets and liabilities registered on the company's balance sheet, adjusted by the value that a market participant would pay to obtain those assets or take over the referred liabilities.

RESULTS SUMMARY (EXCHANGE RATIO)

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES		
MARKET VALUE OF TIM S.A.		
(A)	Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B)	No. of stocks TIM S.A. (Millions)	423
(C = A / B)	Value per share (BRL)	79.71
MARKET VALUE OF TIM PARTICIPAÇÕES		
(A)	Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B)	No. of stocks TIM PART. (Millions)	2,421
(C = A / B)	Value per share (BRL)	13.94
EXCHANGE RATIO		
0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES		

Appraisal Report AP-00458/20-01 2

RESULTS SUMMARY (EQUITY AT MARKET VALUE)

TIM PARTICIPAÇÕES

BALANCE SHEET OF TIM PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	108	-	108
NON-CURRENT ASSETS	22,629	11,173	33,802
LONG-TERM ASSETS	87	-	87
INVESTMENTS	22,385	11,331	33,715
Share of controlled and affiliated companies	22,385	11,331	33,715
TIM S.A.	22,385	11,331	33,715
FIXED ASSETS	-	-	-
INTANGIBLE *	158	(158)	-
TOTAL ASSETS	22,737	11,173	33,911
CURRENT LIABILITY	72	-	72
NON-CURRENT LIABILITIES	78	-	78
LONG-TERM LIABILITIES	78	-	78
NET EQUITY	22,587	11,173	33,761
Capital stock	9,866	-	9,866
Profit reserves	12,159	-	12,159
Capital reserves	411	-	411
Adjustments to equity valuation	(1)	-	(1)
Shares in treasury	(10)	-	(10)
Profits (Losses) of the accounting period	162	-	162
Market adjustment	-	11,173	11,173
TOTAL LIABILITIES	22,737	11,173	33,911

* The goodwill related to the acquisition of TIM Celular has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 3

TIM S.A.

BALANCE SHEET OF TIM S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	7,215	-	7,215
NON-CURRENT ASSETS	31,773	17,994	49,767
LONG-TERM ASSETS	4,727	-	4,727
FIXED ASSETS	17,874	1,151	19,025
INTANGIBLES	9,172	16,843	26,015
Residual intangible	9,172	16,843	26,015
Goodwill*	1,160	(1,160)	-
Licenses	4,432	13,832	18,264
Software	3,026	-	3,026
Other intangibles	300	-	300
Intagible in progress	255	-	255
Customers' Portifolio	-	4,171	4,171
Deferred	(0)	-	(0)
TOTAL ASSETS	38,988	17,994	56,982
CURRENT LIABILITY	5,937	-	5,937
NON-CURRENT LIABILITIES	10,818	6,512	17,330
LONG-TERM LIABILITIES	10,818	6,512	17,330
Deferred Income Tax	-	6,512	6,512
NET EQUITY	22,234	11,482	33,715
Capital stock	13,476	-	13,476
Profit reserves	11,987	-	11,987
Capital reserves	38	-	38
Profits (Losses) of the accounting period	(3,440)	-	(3,440)
Other broad results	173	-	173
Market Adjustment	-	11,482	11,482
TOTAL LIABILITIES	38,988	17,994	56,982

* The goodwill related to the acquisition of TIM Fiber RJ and TIM Fiber SP has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 4

INDEX

1. INTRODUCTION ---------- 6
2. PRINCIPLES AND QUALIFICATIONS ---------- 7
3. GENERAL CONDITIONS AND SCOPE LIMITATIONS ---------- 8
4. COMPANY PROFILE ---------- 9
5. SECTOR ANALYSIS ---------- 11
6. VALUATION METHODOLOGIES ---------- 15
7. GENERAL EVALUATION CRITERIA ---------- 16
8. NET EQUITY AT MARKET VALUES RESULTS ---------- 21
9. EXCHANGE RATIO ---------- 23
10. CONCLUSION ---------- 24
11. ATTACHMENTS ---------- 26

Appraisal Report AP-00458/20-01 5

1. INTRODUCTION

APSIS, with your head office in Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro, inscribed in the CNPJ nº 27.281.922/0001-70, was appointed by TIM S.A. to calculate TIM S.A. e TIM PARTICIPAÇÕES net worth, for the purposes of complying with article 264 of Law No. 6,404 (Law of S.A.), of December 15th, 1976.

In the preparation of this work, data and information provided by third parties were used, in the form of verbal documents and interviews with the client. The estimates used in this process are based on:

- Audited financial statements of TIM PARTICIPAÇÕES, March 31st, 2020;
- Historical financial statements of TIM S.A. and TIM PARTICIPAÇÕES;
- Information referring to the fixed assets owned by TIM S.A.;
- List of licenses owned by TIM S.A., along with information regarding its coverage area, radio spectrum, expiration date, etc.
- Management information about customers' portfolio;
- Cash flow projections for TIM S.A. elaborated for this report.

The professionals who participated in this work are listed in the table below:

- CAMILLA PURANCY NUNES MENDES
  Projects
- JULIA PENALVA MUNIZ DIAS
  Projects
- LUIZ PAULO CESAR SILVEIRA
  Vice-president
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)

Appraisal Report AP-00458/20-01 6

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below.

- Pursuant to current legislation, APSIS declares: (i) not to be the holder, directly or indirectly, of any secutiry or derivative referenced in a security issued by TIM PARTICIPAÇÕES or TIM S.A.; (ii) not having knowledge of any conflict of interests, direct or indirect, that would reduce de independence necessary for the performance of its duties; and (iii) that TIM PARTICIPAÇÕES, TIM S.A., its controllers, partners, shareholders or administrators in any way: (a) directed, limited, hindered or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their respective conclusions, (b) restricted in any way their ability to determine the conclusions presented independently, or (c) determined the methodologies used for the preparation of the Equity Appraisal Report at market values.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultant's knowledge and credit, the analyses, opinions, and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this Report, one assumes that the information received from third parties is correct, and that the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The present Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by (CPC), *Comissão de Valores Mobiliários* (CVM), *Regulamento do Imposto de Renda* (RIR), *Comitê Brasileiro de Avaliadores de Negócios* (CBAN) and *Conselho Federal de Contabilidade* (CFC).

Appraisal Report AP-00458/20-01 7

3. GENERAL CONDITIONS AND SCOPE LIMITATIONS

- For the preparation of this Report, APSIS has used and assumed as true and consistent information and historical data audited by third parties or unaudited, provided in writing by the company's management or obtained from the mentioned sources, having no responsibility with regard to their veracity.
- The scope of this evaluation did not include auditing the financial statements or reviewing the work performed by its auditors. Therefore, APSIS is not expressing an opinion on the Applicant's financial statements and measurements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several premises, held on this date, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the company's future operating results may be different from any forecast or estimate contained in this Report, especially in the case of future knowledge of information not available at the date of issue of this Report.
- This analysis does not reflect events that occurred after the date of issue of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or misleading and should not be drawn.

Appraisal Report AP-00458/20-01 8

4. COMPANY PROFILE

TIM PARTICIPAÇÕES is a public limited company listed on the B3 S.A. - Brasil, Bolsa, Balcão under the code "TIMP3" and also on NYSE (New York Stock Exchange), under the codde "TSU". It is the only company of the telecommunication sector recognized by the B3 with the highest level of coorporate governance, it is also part of the Enterprise Sustentability Index (ISE).

The company is part of the Telecom Itália group, a italian telecommunication group that has operation in Brazil since 1998 through TIM S.A.. TIM PARTICIPAÇÕES is the integral controler of TIM S.A. and the subsidiary is responsible for the operation and services provided in the country, being the owner of the exploration licenses of radio frequency granted by ANATEL. Below their shareholding composition:

Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
67% (1,611,969,946)
33% (808,249,742)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

Appraisal Report AP-00458/20-01 9

Their operation extends to national territory and offers the widest 4G mobile coverage, with presence in more than 3.5 thousand cities. It has the best performance results among the other operators regarding the 4G time proportion availability, with 85.7% of time on, and the smallest latency period, with 57.4 ms, which provides a best user experience.

TIM S.A. owns more then 100 thousand km of optical fiber line through the country which serve more than 550 thousand users of the residencial broadband. The residencial broadband user base has its compound annual growth rate (CAGR) of 27.9% and the CAGR of the ARPU of 14.3%, between 2016 and 2019. Besides, it's the No. 2 operator in mobile services revenue, offering four plan types in its portifolio.

The mobile services portifolio ccontemplates a prepaid plan, "TIM Pré-Top", and three post paid planos, which are "TIM Controle", "TIM Black", e "TIM Black Família". Along data and voice package, TIM S.A. also offers other services from partners such as Deezer and Netflix depending on the plan.

In 2019 the company spent 22% of its net revenue investing in network, IT and licenses and renovations. The expenses with network reached BRL 2.8 billions, focused on the 4G infrastructure and optical fiber system.

The Net Promoter Score (NPS), a user satisfaction measurement, had a 9.3 points increase from 2018 to 2019 and only among pre paid users increased 15.6 points on the same period.

Appraisal Report AP-00458/20-01 10

5. SECTOR ANALYSIS

TELECOMMUNICATION SECTOR

The mobile telecommunication's history in Brazil began in 1990 with the start of the Mobile System. In 1997 the National Agency of Telecommunications (ANATEL) was created, which extinguished the exclusivity of state-owned companies had offering the services, allowing privatization and beginning a competition regime on the sector. Starting there, the government started its regulatory roll instead of being the service's provider.

The following years were characterized by the B Band opening for exploration of domestic and foreign companies and also for the privatization of Telebrás' system, which ended the government control over the main fixed and mobile telephony companies. After that, began a significant expansion period for all telecommunication sector. The competition, along with innovation in services and mobile devices, the decrease in prices and the heavy investment in marketing were factors that contributed to the field's massive growth.

According to the annual ANATEL report, released in August 2019, the fixed telephony corresponded for 66.7% of the telecommunication services in 1998. Twenty years later, the service with largest access proportion is mobile telephony, with 72.5% total share.

Access Distribution by Service
5.3%
6.5%
76.0%
12.2%
5.5%
7.4%
74.4%
12.8%
5.7%
8.1%
73.6%
12.7%
5.6%
8.9%
73.0%
12.5%
5.6%
9.9%
72.5%
12.1%
2014
2015
2016
2017
2018
Fixed telephony
Mobile telephony (SMP)
Fixed broadband (SCM)
Paid television

The sector had significant growth in its telecommunication user base, reaching the greater amount of access in 2014, but in the last few years there has been a retraction in the access numbers. According to ANATEL'S projection, the tendency of decrease in mobile telephony user base will last for the next years in lower rate. Until 2021 Brazil will have 212.4 million mobile access, a number 7.3% lower than the one in 2018.

Appraisal Report AP-00458/20-01 11

Mobile services (SMP)
Millions
280.7
257.8
244.1
236.5
229.2
2014
2015
2016
2017
2018

The telecommunication segment uses frequencies, which are grouped in zones called spectrum, to transmit calls and data. The spectra used by the sector are Ultra High Frequency (UHF) for mobile telephony and Super High Frequency (SHF) for fixed telephony and online data, their ranges are 300 MHz to 3,000 MHz and 3GHz to 30 GHz, respectively.

If two distinct channels are close to each other and try to transmit the same frequency, there will be interference. Therefore, it is ANATEL's duty to regulate the spectra and determinate the frequency range each operator will use. However, even if the frequencies are limited there can be still interference. The digital sign is capable of compacting information and increase simultaneous data traffic without interference, a technology that would ease the service offer expansion.

In the end of 2019, 99.8% of Brazilians had 3G coverage while 96.9% had 4G coverage and 85.9% has 4.5G coverage. Only the states of São Paulo, Rio de Janeiro and Espírito Santo have all cities with 4G coverage, which means that there is the possibility of expansion. Up to the third quarter of 2019, 19.3 million new access to 4G technology were registered. The tables below display more information about the technologies:

POPULATION ACCESS RATIO BY TECHNOLOGY AND OPERATOR

	3G	4G
TIM	**88.4%**	**90.5%**
Vivo	95.6%	88.7%
Claro	94.7%	85.9%
Oi	75.9%	69.5%
Nextel	47.6%	16.8%

GENERATION	2G			3G			4G
Technology	GSM	GPRS	EDGE	WCDMA (UMTS)	HSPA	HSPA+	LTE
Data package speed	10-40 Kbps	40-50 Kbps	100-130 Kbps	128-384 Kbps	0,3-1 Mbps	3-6 Mbps	5-12 Mbps

Source: Teleco

The telecommunication sector is strongly regulated by ANATEL, that since 2006 uses the Telecommunication Service Index (IST) adjusted by a productivity factor determinate by ANATEL in the 507/2008 resolution to adjust the fixed and mobile telephony prices.

Nowadays, Brazil has the fifth largest telecommunication network worldwide, with 315 million access on telecommunication services and hiring more than

Appraisal Report AP-00458/20-01 12

500 thousand employees. Besides, according to a research released by the IBGE, disclosed in 2020 by Teleco, the net operating revenue of telecommunication companies was BRL 161,399 million in 2017. Below a graphic demonstrating the industry's NOR:

Net operating revenue
Millions
131,017
143,477
162,850
162,312
165,852
162,100
159,903
161,399
2010
2011
2012
2013
2014
2015
2016
2017

MAIN PLAYERS

The brazilian market has four main players, which are Vivo, commercial brand of Telefônica Brasil, Claro, TIM and Oi. Together these companies account for more than 97% of the mobile telephony services market. Hereinafter, some data about the companies.

4G ACCESS MARKET SHARE				
Operator	2016	2017	2018	2019
TIM	28.1%	27.0%	26.6%	25.4%
Vivo	35.7%	33.6%	31.3%	31.8%
Claro	19.3%	22.3%	23.1%	23.4%
Oi	15.2%	16.0%	16.4%	16.2%
Nextel	1.8%	1.1%	2.5%	2.2%
Algar	0.0%	0.0%	0.2%	0.8%

MOBILE LICENSES	YEAR	BID VALUE (BRL Millions)
B Band	1997/1998	10,073
D Band	2000	2559
E Band	2000	552
Leftover auction	2002	638
E Band leftover	2004	122
E Band leftover	2007	0
3G	2007	5338
H Band leftover	2010	2730
E Band leftover	2011	235
4G e 450 MHz	2012	2930
700 MHz	2014	5852
2015 leftover licenses	2015	853

Appraisal Report AP-00458/20-01 13

TYPE	PARAMETER	MARKET LEADER OPERATOR (2019)
Mobile	Market Share	Vivo
Pre paid	Market Share	TIM
Post paid	Market Share	Vivo
Mobile growth	Adiciones	Vivo
Post paid growth without M2M	Adiciones	Claro
4G	Market Share	Vivo
IoT	Market Share de M2M	Vivo
Revenue	Net revenue	Vivo
Data package revenue	Data package revenue/Services revenue	Vivo
Revenue growth	Services revenue growth	Claro
Revenue per customer	ARPU	Vivo
Coverage	Covered population (2G, 3G e 4G)	Vivo

According to the Telecommunication Sector Monitoring Report - Mobile Services (SMP), since the third quarter of 2019 the Brazilian market is in a decrease tendency and stagnation on the number of access. The total access is decreasing and the growth rates are smaller, as showed below:

3G ACCESS MARKET SHARE				
Operator	2016	2017	2018	2019
TIM	24.7%	22.8%	21.5%	19.6%
Vivo	24.7%	24.9%	26.6%	27.1%
Claro	32.0%	33.0%	33.9%	40.2%
Oi	16.4%	15.9%	15.8%	11.7%
Nextel	1.2%	2.0%	0.2%	0.4%
Algar	1.0%	1.4%	1.8%	0.9%
Sercomtel	0.1%	0.1%	0.1%	0.1%

The user's consumption profile has been changing as well, in the beginning of 2014 the proportion between prepaid and post paid customers was 80% to 20%. On the thrid quarter of 2019, the prepaid customers were 53.41% of the total. If this tendency continues, the expectation is that the consumption profile will change in the first quarter of 2020.

Appraisal Report AP-00458/20-01 14

6. VALUATION METHODOLOGIES

ASSET APPROACH: NET WORTH TO MARKET

This methodology is derived from generally accepted accounting principles (GAAP), in which the financial statements are prepared on the basis of the principle of historical cost, or cost. Due to this principle and the fundamental principle of accounting, the accounting value of the assets of a company less the book value of its liabilities is equal to the book value of your net worth.

The application of the methodology takes as its starting point the book values of assets and liabilities and requires adjustments to some of these items to reflect their likely values of realization. The result of the application of this method can provide an initial basis to estimate the value of the company, as well as a useful basis for comparison with the results of other methodologies.

On the other hand, the basic principles of Economics allow us to create the following technique: the value set for the assets less the value set to the liabilities is equal to the value set in the equity of a company. Within a perspective of evaluation, relevant definitions of value are those appropriate to the purpose of the evaluation.

The asset approach, therefore, seeks to evaluate a company by adjusting the carrying amount (net balance) to their respective fair market values. The judged relevant assets and liabilities are valued at fair market value, being made a comparison between this value and your book value (net balance).

These adjustments, properly analyzed, are added to the value of the equity accounting, determining how the market value of the company assets approach.

It is noteworthy that were not our jobs object identification and quantification of liabilities not recorded or not revealed by administrations of enterprises.

In this evaluation the methodology and scope adopted aimed to evaluate a going concern. Therefore, the incurred expenses in the realization of assets or liabilities requirement, as well as related to bankruptcy proceeding or enterprise settlement, were not taken account.

Appraisal Report AP-00458/20-01 15

7. GENERAL EVALUATION CRITERIA

This Report was prepared for the purpose of complying with the legislation in force in the context of the corporate reorganization of TIM S.A. and TIM PARTICIPAÇÕES. Both the audited financial statements were taken as a basis were prepared by the companies, and the following pages present the general criteria defined for the evaluation of each account and / or group of accounts of the companies involved in the operation.

Based on the financial statement and alignment with the company's administration we concluded that TIM PARTICIPAÇÕES has no operation and its major asset accounted it's the investment in TIM S.A. On the other hand, it was identified that TIM S.A. has fixed and intangible assets that should be adjusted by market value, among them: (i) Customers' Portfolio, (ii) Exploration Licenses, and (iii) Fixed Assets. Below it is presented a summary table describing the methodology and values of the evaluated assets:

ASSET	METHODOLOGY	FAIR VALUE (BRL Millions)
Pre paid customers' portfolio	With or Without	184
Post paid customers' portfolio	With or Without	3,986
Exploration Licenses	MPEEM (Multi Period Excess Earnings Method)	18,264
Fixed Assets	FGV-IPA-DI INDEX (Broad Price Index - Internal Availability - IPA-DI)	19,025

CUSTOMERS' PORTIFOLIO

TIM S.A. has a relationship with their customers, which represents a stable and constant source of income, being valuable to the company, because of that the Customer Portfolio was identified as an asset to be evaluated. TIM has 52.3 million mobile service users on the date of this report, their largest market share is on the Northwest region of Brazil, where they account for 33.3% of the telecommunication market, while the states in which it has the largest market share are Paraná and Santa Catarina, being 52% of the market. The company's customers use the offered services, such as mobile data package and calls, calling international services, roaming data and others.

The Customer Portfolio is divided in two main services modality, prepaid and postpaid. The prepaid customers must, through the month, buy credits to use the services provided by TIM S.A., which means that their cost is directly related to the amount of services used. On the other hand, the postpaid customers sign a contract with TIM S.A., in which there is a description of how much he will pay and what are the services offered by the company. Below is shown the proportion between prepaid and postpaid customers:

Appraisal Report AP-00458/20-01 16

TIM User Base (Millions)

70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
1.76
2.24
3.81
3.66
41.02
35.78
32.64
30.86
15.82
17.89
17.95
17.78
2017
2018
2019
1T20
Post paid
Prepaid
Pós-pago Dados

In order to evaluate the Customer Portfolio of TIM S.A., the "With and Without" methodology was utilized, which is an income approach to estimate the intangible asset value calculating the difference between two cash flows: (i) in the first scenario the company owns the Customer Portfolio and the other income sources, and (ii) hypothetical scenario in which the company holds all assets except the Customer Portfolio the second scenario is the one in which, hypothetically, the company owns other income sources, but does not have the Customer Portfolio, which develops according to the business projection. The Customer Portfolio was divided in its main services, prepaid and postpaid, which means two distinct cash flows were made for each portfolio.

The details regarding the evaluation of the Customer Portfolio are on the Attachment 1B.

Appraisal Report AP-00458/20-01 17

EXPLORATION LICENSES

TIM S.A. owns exploration licenses acquired on ANATEL's auctions, which allow the company to use radio frequency ranges to offer telecommunication services. For evaluation of these licenses was taken in account the following premises:

- On this report date the acquisition cost of these licenses are not a good proxy to their market value because the of user's consumption profile and the arise of new technologies (4G and 5G), there is a transfer of value to the availability of spectra due to the need of capacity, making the price of previous transactions barely comparable to the current scenario.
- Taking these aspects into account, the applicated methodology for the licenses evaluation was the income approach by the Multi Period Excess Earnings Method (MPEEM) method. This methodology has the understanding that the fair value of an intangible asset is the amount attributed to the present value of its net cash flow from other assets' contributions. Below a graphic showing the licenses expiration date:

Appraisal Report AP-00458/20-01 18

Licenses Expiration Date
57.551 (900 MHz)
57.551 (850 MHz)
57.551 (1800 MHz)
7.390 (900 MHz)
7.390 (850 MHz)
7.390 (1800 MHz)
7.386 (900 MHz)
7.386 (850 MHz)
7.386 (1800 MHz)
7.385 (900 MHz)
7.385 (850 MHz)
7.385 (1800 MHz)
7.383 (900 MHz)
7.383 (850 MHz)
7.383 (1800 MHz)
5.520 (900 MHz)
5.520 (850 MHz)
5.520 (1800 MHz)
3.532 (1800 MHz)
2.927 (1800 MHz)
1.699 (1900/2100 MHz)
1.698 (1900/2100 MHz)
7.389 (900 MHz)
7.389 (850 MHz)
7.389 (1800 MHz)
7.388 (900 MHz)
7.388 (850 MHz)
7.388 (1800 MHz)
5.963 (2500/2600 MHz)
1.848 (900 MHz)
1.848 (850 MHz)
1.848 (1800 MHz)
5.965 (450 MHz)
5.964 (450 MHz)
5.963 (2500/2600 MHz)
3.833 (900 MHz)
3.833 (850 MHz)
3.833 (1800 MHz)
710 (900 MHz)
710 (850 MHz)
710 (1800 MHz)
9.781 (700 MHz)
5.963 (2500/2600 MHz)
4.710 (2500/2600 MHz)
4.710 (900 MHz; 1800 MHz)
4.710 (900 MHz; 1800 MHz)
4.710 (1800 MHz)
2.514 (2500/2600 MHz)
2.512 (2500/2600 MHz)
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

Appraisal Report AP-00458/20-01 19

The details regarding the cash flow of the licenses are explained on the Attachment 1D.

FIXED ASSETS

The fixed assets valuation was done to attribute the fair value of this group of assets which are mostly composed by electrical equipment such as communication and data transmission equipment, optical fiber cables, and others. These assets at the end of their operating life will not have a significant value due to the technological obsolescence. According to downside reports for the past five years, the values tend to be zero and incur in withdrawal expenses. Therefore, it was considered that the fair value of property, plant and equipment at the end of the operating life is nil.

The details of the evaluation of the company's fixed assets are presented at Attachment 2.

Appraisal Report AP-00458/20-01 20

8. NET EQUITY AT MARKET VALUES RESULTS

TIM PARTICIPAÇÕES NET EQUITY

BALANCE SHEET OF TIM PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	108	-	108
NON-CURRENT ASSETS	22,629	11,173	33,802
LONG-TERM ASSETS	87	-	87
INVESTMENTS	22,385	11,331	33,715
Share of controlled and affiliated companies	22,385	11,331	33,715
TIM S.A.	22,385	11,331	33,715
FIXED ASSETS	-	-	-
INTANGIBLE *	158	(158)	-
TOTAL ASSETS	22,737	11,173	33,911
CURRENT LIABILITY	72	-	72
NON-CURRENT LIABILITIES	78	-	78
LONG-TERM LIABILITIES	78	-	78
NET EQUITY	22,587	11,173	33,761
Capital stock	9,866	-	9,866
Profit reserves	12,159	-	12,159
Capital reserves	411	-	411
Adjustments to equity valuation	(1)	-	(1)
Shares in treasury	(10)	-	(10)
Profits (Losses) of the accounting period	162	-	162
Market adjustment	-	11,173	11,173
TOTAL LIABILITIES	22,737	11,173	33,911

* The goodwill related to the acquisition of TIM Celular has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 21

TIM S.A. NET EQUITY

BALANCE SHEET OF TIM S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	7,215	-	7,215
NON-CURRENT ASSETS	31,773	17,994	49,767
LONG-TERM ASSETS	4,727	-	4,727
FIXED ASSETS	17,874	1,151	19,025
INTANGIBLES	9,172	16,843	26,015
Residual intangible	9,172	16,843	26,015
Goodwill*	1,160	(1,160)	-
Licenses	4,432	13,832	18,264
Software	3,026	-	3,026
Other intangibles	300	-	300
Intagible in progress	255	-	255
Customers' Portifolio	-	4,171	4,171
Deferred	(0)	-	(0)
TOTAL ASSETS	38,988	17,994	56,982
CURRENT LIABILITY	5,937	-	5,937
NON-CURRENT LIABILITIES	10,818	6,512	17,330
LONG-TERM LIABILITIES	10,818	6,512	17,330
Deferred Income Tax	-	6,512	6,512
NET EQUITY	22,234	11,482	33,715
Capital stock	13,476	-	13,476
Profit reserves	11,987	-	11,987
Capital reserves	38	-	38
Profits (Losses) of the accounting period	(3,440)	-	(3,440)
Other broad results	173	-	173
Market Adjustment	-	11,482	11,482
TOTAL LIABILITIES	38,988	17,994	56,982

* The goodwill related to the acquisition of TIM Fiber RJ and TIM Fiber SP has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 22

9. EXCHANGE RATIO

As requested by applicable legislation and regulation, specifically the article 264 of Law No. 6,404, of December 15th, 1976 (Law of SA), its presented below the exchange ratio between TIM PARTICIPAÇÕES and TIM S.A. stocks, taking in consideration the corporate reorganization, which consists in the incorporation of the holding company by its controlled. The used calculation and criteria are in accordance with the evaluation standards and the evaluation of assets was elaborated according to the income approach.

The Equity at Market Values is based on the analysis of the assets and liabilities registered on the company's balance sheet, adjusted by the value that a market participant would pay to obtain those assets or take over the referred liabilities.

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES		
MARKET VALUE OF TIM S.A.		
(A)	Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B)	No. of stocks TIM S.A. (Millions)	423
(C = A / B)	Value per share (BRL)	79.71
MARKET VALUE OF TIM PARTICIPAÇÕES		
(A)	Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B)	No. of stocks TIM PART. (Millions)	2,421
(C = A / B)	Value per share (BRL)	13.94
EXCHANGE RATIO		
0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES		

Appraisal Report AP-00458/20-01 23

10. CONCLUSION

In the light of the examinations carried out in the aforementioned documentation and based on APSIS studies, the experts concluded that the exchange ratio of TIM PARTICIPAÇÕES shares for TIM S.A. shares, evaluated by the values of the net assets to market and the approach of the assets, in March 31st, 2020, is:

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES		
MARKET VALUE OF TIM S.A.		
(A)	Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B)	No. of stocks TIM S.A. (Millions)	423
(C = A / B)	Value per share (BRL)	79.71
MARKET VALUE OF TIM PARTICIPAÇÕES		
(A)	Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B)	No. of stocks TIM PART. (Millions)	2,421
(C = A / B)	Value per share (BRL)	13.94
EXCHANGE RATIO 0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES		

Appraisal Report AP-00458/20-01 24

The Appraisal Report **AP-00458/20-01** was prepared in the form of a Digital Report (electronic document in Portable Document Format - PDF), with the certification of the technicians responsible, and printed by APSIS, comprising 26 (twenty-six) sheets typed on one side and 05 (five) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF/02052, a company specialized in valuing assets, represented below by its directors, is available for any clarifications that may be necessary.

Rio de Janeiro, July 28th, 2020.

LUIZ PAULO CESAR SILVEIRA
Vice-President (CRC/RJ-118263/P-0)

RODRIGO NIGRI ADELSON
Projects (CORECON/RJ 26873)

Appraisal Report AP-00458/20-01 25

11. ATTACHMENTS

1. EVALUATORY CALCULATIONS OF INTANGIBLES ASSETS
2. EVALUATORY CALCULATIONS OF FIXED ASSETS
3. TIM PARTICIPAÇÕES BALANCE SHEET
4. TIM S.A. BALANCE SHEET
5. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º Andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

Appraisal Report AP-00458/20-01 26

OPERATIONAL ASSUMPTIONS

The assumptions for the projection of the cash flow attributed to the exploration licenses were prepared based on the analysis of the historical results and the 2020 budget of the COMPANY, as well as the projected cash flow, elaborated for the present study.

NET OPERATING REVENUE (NOR)

Revenue was projected separately according to the services provided by TIM S.A.: they are (i) Prepaid, (ii) Postpaid, (iii) Data Package and (iv) Incoming. The company's licenses were considered essential assets for the operation of the company and for the provision of TIM S.A.'s mobile services, and therefore are of paramount importance for the company's revenues. An allocation of the company's revenue proportion was made for each of the licenses owned by TIM S.A., according to the volume of users that the company has in the different regions of the country, and considering the regionalities in which each license has scope. Therefore, when each license reaches its maturity, the loss of revenue attributed to the license is considered, and because of that, the graph below shows decreasing revenue, representing the end of the exploitation rights.

Net Operating Revenue (NOR)
(BRL Millions)
30,000
25,000
20,000
15,000
10,000
5,000
0
12,065
16,501
17,021
17,358
13,419
13,596
14,053
14,533
7,077
7,179
1,214
1,195
APR - DEC 2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Licenses revenue

Appraisal Report AP-00458/20-01 - Attachment 1A 1

OPERATING EXPENSES AND COSTS

The costs and expenses were projected based on the budget prepared for 2020 and are divided into what the company believes to be the main cost groups, namely Mobile Cost, Live Costs and Intelligent Costs. Within these cost groups, they are further subdivided in more detail, as shown below:

- **Variable costs**: TIM S.A.'s variable costs consist of the purchase of handsets and accessories, interconnection costs, recharges, content and VAS and other costs.
- **Commercial costs**: Commercial costs are spent on attracting new customers, advertising, assistance and maintenance, licenses, insolvency and commercial properties.
- **Procedural, labor and other income costs**: Costs, as well as revenues, were made aware of the remaining proportion of active licenses, with the same decreasing behavior as revenues. Below is a chart with projected license costs over time:

Operating Expenses and Costs
25,000
20,000
15,000
10,000
5,000
0
(R$ milhões)
6,513
9,326
9,484
9,555
7,302
7,283
7,428
7,610
3,687
3,742
634
625
ABR - DEZ 2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Operating Expenses and Costs

Appraisal Report AP-00458/20-01 - Attachment 1A 2

INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME (IR / CSLL)

The operation is part of the real profit regime, with the current rates being 25% as income tax and 9% as social contribution.

Appraisal Report AP-00458/20-01 - Attachment 1A 3

WORKING CAPITAL

The terms were projected based on the balance sheet accounts of TIM S.A. ended March 31st, 2020, in the company's history and management information.

CURRENT ASSETS	DAYS	SOURCE	REFERENCE ACCOUNT
Accounts receivable	69	Balance Sheet in March 2020	NOR
Inventory	7	Balance Sheet in March 2020	Costs and Expenses
Recoverable taxes	33	Balance Sheet in March 2020	NOR
Advance expenses	10	Balance Sheet in March 2020	Costs and Expenses
CURRENT LIABILITIES	**DAYS**	**SOURCE**	**REFERENCE ACCOUNT**
Suppliers	64	Balance Sheet in March 2020	Costs and Expenses
Labor obligations	6	Balance Sheet in March 2020	Costs and Expenses
Payable taxes	14	Balance Sheet in March 2020	NOR
Other liabilities	1	Balance Sheet in March 2020	Costs and Expenses

DEPRECIATION

A depreciation rate of 12.92% per year was considerate on fixed assets in the balance sheet of TIM S.A. on the base date

INVESTMENTS

It was projected total investment of R$ 4,056 million in TIM S.A. for maintenance, until the end of the projection period. Only maintenance investments were considered, as the company's assumptions were not adopted to acquire new licenses or renew existing ones, so it would only be necessary to maintain the fixed assets used for existing licenses.

DETERMINATION OF DISCOUNT RATE

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third parties).

The values of the parameters used to calculate the discount rate are shown in Attachment 1B of this Study. However, we highlight below the main sources of these parameters:

- Risk-free rate (cost of equity): corresponds to the average return (yield) between 4/1/2018 and 3/31/2020, of the US T-Bond 20 years (Federal Reserve), website http: / /www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml;
- Beta d: It is equivalent to the average weekly historical Beta in the period of 5 (five) years of the telecommunications sector in which the object company is inserted. The sample of comparables was searched in the Thomson Reuters database.
- Beta r: Beta leveraged by the company's capital structure
- Risk Award: corresponds to the Spread between SP500 and US T-bond 20 years, Source: https://costofcapital.duffandphelps.com/, Supply Side;
- Size Award: Source: 2020 Valuation Handbook: Cost Capital Guide. Chicago, IL: LLC, 2020. Print.
- Brazil Risk: Corresponds to the average in the period between 04/01/2018 and 03/31/2020. Source: EMBI +, developed by JP Morgan and supplied by Ipeadata Ipeadata (www.ipeadata.gov.br)

Appraisal Report AP-00458/20-01 - Attachment 1A 4

- Funding cost: This is determined by the fund raising cost of the target company. In the case of TIM S.A., we used a nominal funding cost of 4.1% a.a., which was calculated based on ITR information for the 1st quarter of 2020;
- Projected American inflation of 2% per year and Brazilian inflation of 3.5% per year.

Finally, with the parameters used in the calculation, we reached a nominal discount rate of 8.7% a.a., which was added an additional premium of 0,5% in order to reflect the additional risk represented by the sale of the isolated intangible asset.

Appraisal Report AP-00458/20-01 - Attachment 1A 5

CUSTOMER PORTFOLIO

- DESCRIPTION

The intangible customer portfolio derives from TIM S.A.'s relationship with its customers. Customer relationships have value for a business, as they represent a stable and recurring source of income.

Mobile Base Customers: On the base date of this assessment, TIM S.A. had 52,826 thousand active users on the mobile base, divided between customers in the Prepaid and Postpaid segments. In the Postpaid segment, with approximately 21,673 thousand customers, the company represented on the base date about 22% of the market share of the modality in the country, while in the Prepaid segment, with approximately 31,153 thousand customers, it represented around 27% of the modality's market share. Mobile services are offered in all Brazilian regions, with an emphasis on the Northeast region, in which it has 33.3% of the market, and in the states of Paraná and Santa Catarina, in which it has 52% of the market.

Fixed Segment (TIM LIVE): The Company also offers services in the fixed segment, through products such as broadband TIM Live, which has a share of around 57.6% of the company's fixed revenue. The service's customer base has shown significant growth, having on the base date around 584 thousand customers, distributed in 27 cities and 2.5 million households, using fiber optic technology. However, revenue from the fixed segment still has a low representation in relation to the company's total revenue, with TIM Live in 2019 presenting about 3% of the company's revenue in the year. Thus, despite showing significant growth in the last year, we believe that the client portfolio for the services in question does not yet have indications of significant market value on the base date.

We understand, therefore, that the users of Tim Prepaid and Postpaid configure, jointly and exclusively, as an intangible customer portfolio existing on the base date of this Study.

EVALUATION METHODOLOGY

To evaluate the Mobile Service Client Portfolio, we use the "With and Without" method, which starts from the income approach to estimate the value of this intangible asset. This methodology consists of determining the difference between the cash flow generated by the asset taking into account the effect of the existence of the Customer Portfolio and the value of the cash flow calculated in a hypothetical scenario in which this asset does not exist at its starting point.

The Customer Portfolio of TIM S.A. was divided into the main types of contracting for mobile services, Prepaid and Postpaid. The postpaid Customer Portfolio consists of customers with a monthly plan whose value is stable, generally established with a contract between the parties containing the services to be provided by TIM S.A. and the costs that such services will have for the user. The Prepaid Customer Portfolio is made up of customers who take advantage of the services by buying credits throughout the month, so the cost of the service depends directly on its use, not characterizing a predictable amount of revenue for the company.

Appraisal Report AP-00458/20-01 - Attachment 1B 1

Cash flows with the Customer Portfolio of each modality are the Company's flows in progress, while cash flows without assets consider the Customer Portfolio to be zeroed at the beginning of the period, being constituted throughout the projection, as if the service started to be offered by the company. In the flow without the Client Portfolio, the other revenue lines maintain their projection based on the company's projection.

After determining the amount attributable to the Customer Portfolio, it is necessary to consider the tax impact of the amortization of the capital gain attributable to this intangible asset. This amortization is an economic benefit for the acquirer that reduces his actual expenditure on the acquisition, and, therefore, it must be taken into account when determining its value.

The present value of the tax amortization benefit of the Customer Portfolio was calculated in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset.

Therefore, the fair value of the Customer Portfolio is the present value of the difference between cash flows with and without the Customer Portfolio, plus the tax benefit of amortization.

- EVALUATION CRITERIA

In order to estimate the impact of the lack of Prepaid and Postpaid Customer Portfolios on the projection of cash flows, the following factors were considered:

- Liquid Net Revenue: The revenue was projected considering the following assumptions:
  - New user balance (*gross adds*): In both portfolios, the new user acquisition curve was considered, starting from an initial base of zero users until reaching a total of approximately 31,153 thousand prepaid users and 21,673 thousand postpaid customers. This funding curve was projected in an increasing way according to the company's funding expectations for the coming years for each of the service lines. In addition, the user curve was also projected considering the percentage of disconnections (churn) on the initial balance of users in the year, until the average percentage of disconnections practiced by the company today is reached, as projected in the cash flow prepared for this study.
- *Average Revenue Per User* (ARPU): the initial average ticket was projected as 10% lower than TIM S.A. standard for the two revenue lines, in order to reflect a discount on the price applied given the projection of a more aggressive new user acquisition curve. For the next few years, the average ticket will be varied using the same criteria applied in the projection.
- EBIT Margin: the EBIT margin projected for the intangible asset was considered with a reduction of around 2% over the initial years, in order to reflect the greater investments in marketing and marketing innovations to support the projected user acquisition;

Appraisal Report AP-00458/20-01 - Attachment 1B 2

- **IR Deduction:** Deduction from income tax: A tax rate of 34% was considered, according to the taxable income regime, based on the Brazilian Tax Rate on the valuation date;
- **Application of the Discount Rate:** The cash flows after taxes, after the adjustments described above, were brought to present value by the discount rate of the company plus a spread of 0,5%, in order to reflect the additional risk that represents the sale. the isolated intangible asset;
- **Useful Life:** A useful life of 08 (eight) years and 06 (six) months was considered for the Postpaid customer portfolio, and 01 (one) year and 07 (seven) months for the Prepaid customer portfolio. paid out. This period was determined considering the remaining time expected for the existence of these portfolios until they are depleted;
- **Tax Amortization Benefit:** We calculate the tax amortization benefit in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset. This amount was added to the fair value of Customer Portfolios.

CONCLUSION

Based on the analyzes described above and the calculations shown in Attachment 1C, we have concluded the following results:

PORTFOLIO	USEFUL LIFE	FAIR VALUE (BRL Millions)
Pre paid	1 year and 7 months	184
Post paid	8 years and 6 months	3,986

Appraisal Report AP-00458/20-01 - Attachment 1B 3

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1C - POST PAID CUSTOMER PORTFOLIO

SCENARIO WITH CUSTOMERS' PORTFOLIO (POST PAID) (BRL Millions)	APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028
NET REVENUE OTHER INCOME SOURCES	6.497	9.212	9.762	10.452	11.061	11.667	12.268	12.834	13.338
POST PAID NET REVENUE	7.072	9.695	9.980	10.325	10.731	11.148	11.585	12.038	12.510
(% growth)			*2,9%*	*3,5%*	*3,9%*	*3,9%*	*3,9%*	*3,9%*	*3,9%*
USER BASE	17.599	18.200	18.686	19.145	19.575	20.006	20.453	20.909	21.376
Initial balance	17.605	17.954	18.447	18.926	19.365	19.785	20.227	20.678	21.140
Final balance	17.954	18.447	18.926	19.365	19.785	20.227	20.678	21.140	21.612
ARPU	44,65	44,39	44,51	44,94	45,68	46,44	47,20	47,98	48,77
% growth		-0,57%	0,26%	0,98%	1,65%	1,65%	1,65%	1,65%	1,65%
NET REVENUE	13.569	18.907	19.742	20.777	21.792	22.815	23.853	24.873	25.848
EBIT	(1.252)	847	2.870	6.255	6.135	6.044	5.920	5.735	5.726
(% NOR)	-9%	4,48%	15%	30%	28%	26%	25%	23%	22%
TAXES (-)	-	288	976	2.127	2.086	2.055	2.013	1.950	1.947
(% EBIT)	0%	34%	34%	34%	34%	34%	34%	34%	34%
NET PROFIT	(1.252)	559	1.894	4.129	4.049	3.989	3.907	3.785	3.779
(% NOR)	-17,7%	5,8%	19,0%	40,0%	37,7%	35,8%	33,7%	31,4%	30,2%
Parcial period	*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,75*
Mid-Year Convention	*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,13*
Discount factor @ 9.19% 9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,49*
PRESENT VALUE OF EXCESS EARNINGS	(1.212)	501	1.554	3.102	2.787	2.514	2.256	2.001	1.850
SUM OF CASH FLOW PRESENT VALUE	15.353								
Difference between scenarios	3.217								
POST PAID CUSTOMERS' PORTIFOLIO VALUE - BEFORE -TAB	3.217								
Intangible Usefull life	*8,5 years*								
Residual TAB	3.217	2.933	2.555	2.176	1.798	1.420	1.041	663	285
Amortized value per year	284	378	378	378	378	378	378	378	285
Amortizartion tax credit	96	129	129	129	129	129	129	129	97
PRESENT VALUE OF AMORTIZATION TAX CREDIT	93	115	106	97	89	81	74	68	47
Fiscal benefit due to amortization	770								
POST PAID CUSTOMERS' PORTIFOLIO VALUE - AFTER-TAB	3.986								
CONTRIBUTORY ASSET - NON COMPETE									
TOTAL NET REVENUE 2021	18.907								
Post paid customers' portifolio fair value (before fiscal benefit)	3.217								
(% NOR)	17,0%								
Return on post-tax	9,19%								
RETORNO POST-TAX (% NOR)	1,56%								

APSIS CONSULTORIA EMPRESARIAL LTDA. 1/4

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1C - POST PAID CUSTOMER PORTFOLIO

SCENARIO WITHOUT CUSTOMERS' PORTIFOLIO (POST PAID) (BRL Millions)		APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028
NET REVENUE OTHER INCOME SOURCES	-	6.497	9.212	9.762	10.452	11.061	11.667	12.268	12.834	13.338
POST PAID NET REVENUE		574	1.868	3.250	4.474	5.579	6.595	7.537	8.379	9.056
(% growth)				*74,0%*	*37,7%*	*24,7%*	*18,2%*	*14,3%*	*11,2%*	*8,1%*
USER BASE		1.190	3.897	6.761	9.219	11.308	13.151	14.785	16.171	17.193
Initial balance		-	2.380	5.413	8.109	10.328	12.287	14.015	15.555	16.787
Final balance		2.380	5.413	8.109	10.328	12.287	14.015	15.555	16.787	17.599
ARPU		40,18	39,95	40,06	40,45	41,11	41,79	42,48	43,18	43,89
NET REVENUE	-	7.071	11.080	13.012	14.926	16.640	18.262	19.805	21.214	22.393
EBIT		(723)	441	1.892	4.494	4.685	4.838	4.916	4.891	4.961
(% NOR)		*-10,2%*	*4,0%*	*14,5%*	*30,1%*	*28,2%*	*26,5%*	*24,8%*	*23,1%*	*22,2%*
TAXES (-)		-	150	643	1.528	1.593	1.645	1.671	1.663	1.687
(% EBIT)		*0%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*
NET PROFIT		(723)	291	1.248	2.966	3.092	3.193	3.244	3.228	3.274
(% Adjusted NOR)		*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*
Parcial period		*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,75*
Mid-Year Convention		*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,13*
Discount factor @ 9.19%	9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,49*
PRESENT VALUE OF EXCESS EARNINGS		(700)	261	1.024	2.229	2.128	2.013	1.873	1.707	1.603
SUM OF CASH FLOW PRESENT VALUE		12.137								

APSIS CONSULTORIA EMPRESARIAL LTDA. 2/4

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1C - PRE PAID CUSTOMER PORTFOLIO

SCENARIO WITH CUSTOMERS' PORTIFOLIO (PRE PAID) (BRL Millions)		ABR - DEZ 2020	2021
NET REVENUE OTHER INCOME SOURCES		10.004	14.091
PRE PAID NET REVENUE		3.565	4.817
(% growth)			
USER BASE		32.132	31.290
Initial balance		32.984	31.737
Final balance		31.737	30.843
ARPU		12,33	12,83
% growth			4,05%
NET REVENUE		13.569	18.907
EBIT		(1.252)	847
(% NOR)		-9%	4,48%
TAXES (-)		-	288
(% EBIT)		0%	34%
NET PROFIT		(1.252)	559
(% NOR)		-35,1%	11,6%
Parcial period		0,75	0,83
Mid-Year Convention		0,38	1,25
Discount factor @ 9.19%	9,2%	0,97	0,90
PRESENT VALUE OF EXCESS EARNINGS		(1.212)	501
SUM OF CASH FLOW PRESENT VALUE		(711)	
Difference between scenarios		140	
PRE PAID CUSTOMERS' PORTIFOLIO VALUE - BEFORE -TAB		140	
Intangible Usefull life		*1,6 years*	
Residual TAB		140	73
Amortized value per year		67	73
Amortizartion tax credit		23	25
PRESENT VALUE OF AMORTIZATION TAX CREDIT		22	22
Fiscal benefit due to amortization		44	
PRE PAID CUSTOMERS' PORTIFOLIO VALUE - AFTER -TAB		184	
CONTRIBUTORY ASSET - NON COMPETE			
TOTAL NET REVENUE 2021		18.907	
Pre paid customers' portifolio fair value (before fiscal benefit)		140	
(% NOR)		0,7%	
Return on post-tax		9,19%	
RETORNO POST-TAX (% NOR)		0,07%	

APSIS CONSULTORIA EMPRESARIAL LTDA.

3/4

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1C - PRE PAID CUSTOMER PORTFOLIO

SCENARIO WITHOUT CUSTOMERS' PORTIFOLIO (PREPAID) (BRL Millions)		APR-DEC 2020	2021
NET REVENUE OTHER INCOME SOURCES	-	10.004	14.091
POST PAID NET REVENUE		1.138	3.383
(% growth)			
USER BASE		8.548	24.417
Initial balance		-	17.096
Final balance		17.096	31.737
ARPU		11,10	11,55
NET REVENUE	-	11.142	17.473
EBIT		(1.251)	608
(% NOR)		-11,2%	3,5%
TAXES (-)		-	207
(% EBIT)		0%	34%
NET PROFIT		(1.251)	401
(% Adjusted NOR)		n/a	n/a
Parcial period		0,75	0,83
Mid-Year Convention		0,38	1,25
Discount factor @ 9.19%	9,2%	0,97	0,90
PRESENT VALUE OF EXCESS EARNINGS		(1.211)	359
SUM OF CASH FLOW PRESENT VALUE		(851)	

APSIS CONSULTORIA EMPRESARIAL LTDA.

4/4

EXPLORATION LICENSES

- ### DESCRIPTION

TIM S.A. participated, throughout the company's existence, in several Anatel auctions in order to acquire authorization to operate on frequencies throughout the national territory. Such licenses, however, once auctioned at auctions, have a term of validity, which is a limitation for the operation of the company and the evaluation of this intangible asset. The charts below summarize the auctions equivalent to the acquired frequency licenses and their maturities.

Appraisal Report AP-00458/20-01 - Attachment 1D 1

Licenses Expiration Date
57.551 (900 MHz)
57.551 (850 MHz)
57.551 (1800 MHz)
7.390 (900 MHz)
7.390 (850 MHz)
7.390 (1800 MHz)
7.386 (900 MHz)
7.386 (850 MHz)
7.386 (1800 MHz)
7.385 (900 MHz)
7.385 (850 MHz)
7.385 (1800 MHz)
7.383 (900 MHz)
7.383 (850 MHz)
7.383 (1800 MHz)
5.520 (900 MHz)
5.520 (850 MHz)
5.520 (1800 MHz)
3.532 (1800 MHz)
2.927 (1800 MHz)
1.699 (1900/2100 MHz)
1.698 (1900/2100 MHz)
7.389 (900 MHz)
7.389 (850 MHz)
7.389 (1800 MHz)
7.388 (900 MHz)
7.388 (850 MHz)
7.388 (1800 MHz)
5.963 (2500/2600 MHz)
1.848 (900 MHz)
1.848 (850 MHz)
1.848 (1800 MHz)
5.965 (450 MHz)
5.964 (450 MHz)
5.963 (2500/2600 MHz)
3.833 (900 MHz)
3.833 (850 MHz)
3.833 (1800 MHz)
710 (900 MHz)
710 (850 MHz)
710 (1800 MHz)
9.781 (700 MHz)
5.963 (2500/2600 MHz)
4.710 (2500/2600 MHz)
4.710 (900 MHz; 1800 MHz)
4.710 (900 MHz; 1800 MHz)
4.710 (1800 MHz)
2.514 (2500/2600 MHz)
2.512 (2500/2600 MHz)
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

Appraisal Report AP-00458/20-01 - Attachment 1D 2

The acquisition of these licenses led TIM S.A. to hold the right to exploit these spectra, being able to offer mobile service in the national territory. The licenses in question have an initial term of 15 years, but the possibility of renewing them for an equal period for an equal period is defined in the contract. This renewal, however, is not being considered in the scenario of valuation of these assets, the premise being adopted that with the expiration of the licenses there would be no renewal and, therefore, the loss of the rights to explore the frequency would occur.

Bearing in mind that such licenses were obtained in frequency bids promoted by Anatel, in which the total exclusivity of frequency operation by the winning companies is determined, we understand that these licenses represent a relevant asset for the company, being the same object of analysis and evaluation.

- EVALUATION METHODOLOGY

For the valuation of these assets, it is necessary to consider the following aspects:

- On the base date of this Study, the amount paid by TIM SA itself for the acquisition of spectra mentioned between 2006 and 2016 is not a good indicator of fair value for such licenses, due to the time already elapsed from the acquisitions to the speed of obsolescence sector technology that is constantly renewing (2G, 3G, 4G, etc.).

Considering these aspects, the methodology used to define the value of the exploration licenses held by TIM SA was the income approach and, specifically, the Multi Period Excess Earnings Method (MPEEM), as it is possible to conclude that it is the company's main asset.

This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributable to the asset. These cash flows must be net of the contribution of other assets, tangible or intangible, which are necessary for the realization of cash flows.

Using the analysis of the projected results of the company as a whole, cash flows before taxes attributable to the operating license are calculated, considering the base date of the valuation. As with the company's cash flow, the cost of services offered and other operating expenses are deducted from the projected revenue attributed to the operating license, determining net operating income. Thereafter, charges on the identified contributing assets that are directly related to the exploration license in question (CAC or Contributory Asset Charges) are deducted).

Appraisal Report AP-00458/20-01 - Attachment 1D 3

After determining the amount attributable to the operating license, it is necessary to consider the tax impact of the amortization of goodwill attributable to this intangible asset. This amortization is an economic benefit for the acquirer, since it reduces his actual expenditure on the acquisition, and therefore, it is necessary to consider the amortization for determining its value.

The present value of the benefit of the tax amortization of the operating license was calculated in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset.

- VALUATION CRITERIA

The following steps were applied in the evaluation of the fair value of the exploration license, using the MPEEM methodology:

- Determination of revenue: The revenue considered was based on the operating licenses existing at the base date of the assessment. Licenses differ by region, technology (4G, 3G or 2G) and the frequency used to provide the service. TIM S.A. has several licenses with different aspects and, to determine how much of the company's revenue we could attribute to each one, the criteria of user volume that they represent within the total volume of users of the company were used. The evolution of revenue was projected considering the projection of total expected revenue for the company.
- Costs and expenses: The costs and expenses considered were based on the projected cash flow for this study, proportionally;
- Income tax deduction: 34% tax rate was used, based on the Brazilian tax rate on the base
- Other CACs: In order to isolate the cash flows attributable only to the operating license, the charges for contributory assets were deducted, determining the economic return on the assets that contribute to its cash flows. The post-tax contributory assets that were considered are:
  - CAC fixed assets (return on and return of): The CAC on fixed assets represents a return on property, plant and equipment based on their fair value on the valuation base date. For TIM S.A., an annual CAC after tax of 4.1% was used for fixed assets and applied to the projected net revenue year by year. This rate was calculated based on the company's financial statements. Depreciation of these assets was also considered, since maintenance charges should also be added to the calculation.
  - CAC working capital: Working capital is required to support business operations. An annual after-tax CAC of 4.1% was applied based on the company's financing rate.
  - CAC workforce: The workforce is considered an element of goodwill and not a separately identified intangible asset. However, it is considered as an asset that contributes to the generation of the company's cash flow and, therefore, it is necessary to apply a CAC on the operating license. For this, a return rate equal to the COMPANY's discount rate was considered.

Appraisal Report AP-00458/20-01 - Attachment 1D 4

- **CAC Customer Portfolio:** We understand that the customer portfolio is an essential asset for the generation of cash flow of TIM S.A., as well as the operating license. For this, a return rate equal to the company's discount rate was considered.
- **Application of the discount rate:** After-tax cash flows, after the adjustments described above, were brought to present value at the appropriate rate of return given the nature of the asset. A discount rate equal to the company's discount rate plus a spread of 0,5% was considered.
- **Determination of Useful Life:** The useful life of the company's licenses was considered to be the useful life of the license with the most distant maturity in 2031. However, since each license has its own maturity, it was considered that on the individual maturity date of each one would be the loss of the company's exploration rights for the expired frequency. This loss of rights is reflected in the reduction in revenue attributed to licenses in proportion to the volume of users that the license in question represented.
- **Tax benefit of amortization:** We calculate the tax benefit of amortization of surplus value in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset. This value was added to the fair value of the exploration license.

CONCLUSION

Based on the analyzes described in this annex, we estimate a fair value of R$ 18,264 million and a useful life of 11 (eleven) years for the license asset exploration.

Appraisal Report AP-00458/20-01 - Attachment 1D 5

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1E - WORKING CAPITAL MPEEM

WORKING CAPITAL RETURN (BRL Millions)		APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
NET REVENUE		12.065	16.501	17.021	17.358	13.419	13.596	14.053	14.533	7.077	7.179	1.214	1.195
Inicial Working Capital		1.826	2.566	2.569	2.670	2.741	2.132	2.178	2.266	2.354	1.149	1.166	197
Working Capital Variation		741	2	102	71	(609)	46	88	89	(1.205)	16	(969)	(3)
Final Working Capital		2.566	2.569	2.670	2.741	2.132	2.178	2.266	2.354	1.149	1.166	197	194
Average Balance of Working Capital		2.196	2.567	2.619	2.706	2.436	2.155	2.222	2.310	1.752	1.157	681	195
Return of Working Capital (Return On)	*4,1%*	68	106	108	112	101	89	92	96	72	48	28	8
(NET revenue %)		*0,56%*	*0,64%*	*0,64%*	*0,64%*	*0,75%*	*0,66%*	*0,65%*	*0,66%*	*1,02%*	*0,67%*	*2,32%*	*0,68%*

APSIS CONSULTORIA EMPRESARIAL LTDA. 1/3

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1E - FIXED ASSETS AT MARKET VALUE

FIXED ASSETS AT MARKET VALUE TIM S.A. (BRL Millions)	VALUATION DATE 31/03/2020	APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
INVESTIMENTO EM MANUTENÇÃO		362	495	511	521	403	408	422	436	212	215	36	36
INVESTIMENTO EM EXPANSÃO													
Total Investments (Maintenance + Expansion)	-	362	495	511	521	403	408	422	436	212	215	36	36
Investments Depreciacion	-	15	70	127	186	238	285	332	381	418	417	374	320
Costs of Fixed Assets (ORIGINAL)	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706
Residual Value	11.706	10.705	9.370	8.034	6.699	5.364	4.029	2.694	1.358	23	-	-	-
Original fixed assets depreciation	-	1.001	1.335	1.335	1.335	1.335	1.335	1.335	1.335	1.335	23	-	-
Total Depreciation	334	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320

NEW FIXED ASSETS DEPRECIATION	31/03/2020	ABR - DEZ 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
ABR - DEZ 2020		15	41	41	41	41	41	41	41	41	16	-	-
2021		-	28	56	56	56	56	56	56	56	56	15	-
2022		-	-	29	58	58	58	58	58	58	58	58	16
2023		-	-	-	30	59	59	59	59	59	59	59	59
2024		-	-	-	-	23	46	46	46	46	46	46	46
2025		-	-	-	-	-	23	47	47	47	47	47	47
2026		-	-	-	-	-	-	24	48	48	48	48	48
2027		-	-	-	-	-	-	-	25	50	50	50	50
2028		-	-	-	-	-	-	-	-	12	24	24	24
2029		-	-	-	-	-	-	-	-	-	12	25	25
2030		-	-	-	-	-	-	-	-	-	-	2	4
2031		-	-	-	-	-	-	-	-	-	-	-	2
RETURN OF		1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
Investments Depreciation		15	70	127	186	238	285	332	381	418	417	374	320
Original fixed assets depreciation		1.001	1.335	1.335	1.335	1.335	1.335	1.335	1.335	1.335	23	-	-
RETURN ON	4,1%	353	438	400	360	315	265	215	162	104	67	56	43
Inical Balance		11.706	11.051	10.142	9.190	8.190	7.019	5.807	4.562	3.282	1.741	1.516	1.179
Depreciation		(1.017)	(1.405)	(1.462)	(1.521)	(1.574)	(1.620)	(1.667)	(1.716)	(1.753)	(440)	(374)	(320)
Investments (TOTAL)		362	495	511	521	403	408	422	436	212	215	36	36
Final Balance		11.051	10.142	9.190	8.190	7.019	5.807	4.562	3.282	1.741	1.516	1.179	894
Average Balance of Fixed Assets		11.379	10.596	9.666	8.690	7.604	6.413	5.184	3.922	2.511	1.629	1.347	1.037

APSIS CONSULTORIA EMPRESARIAL LTDA. 2/3

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1E - INTANGIBLE ASSETS MPEEM

LICENSE EXPLORATION (BRL Millions)	ABR - DEZ 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
OPERATING NET REVENUE ATTRIBUTED TO CURRENT CUSTOMERS	12.065	16.501	17.021	17.358	13.419	13.596	14.053	14.533	7.077	7.179	1.214	1.195
OPERATING COSTS (-)	(6.513)	(9.326)	(9.484)	(9.555)	(7.302)	(7.283)	(7.428)	(7.610)	(3.687)	(3.742)	(634)	(625)
EBITDA (=)	5.552	7.175	7.537	7.803	6.117	6.313	6.625	6.924	3.389	3.437	580	570
% EBITDA	*46,0%*	*43,5%*	*44,3%*	*45,0%*	*45,6%*	*46,4%*	*47,1%*	*47,6%*	*47,9%*	*47,9%*	*47,8%*	*47,7%*
DEPRECIATION (-)	(1.017)	(1.405)	(1.462)	(1.521)	(1.574)	(1.620)	(1.667)	(1.716)	(1.753)	(440)	(374)	(320)
AMORTIZATION (-)	(628)	(837)	(837)	(837)	(837)	(455)	-	-	-	-	-	-
EBIT (=)	3.907	4.933	5.238	5.445	3.706	4.238	4.957	5.208	1.636	2.997	207	250
% EBIT	*32,4%*	*29,9%*	*30,8%*	*31,4%*	*27,6%*	*31,2%*	*35,3%*	*35,8%*	*23,1%*	*41,7%*	*17,0%*	*20,9%*
IR/CSSL (-)	(1.328)	(1.677)	(1.781)	(1.851)	(1.260)	(1.441)	(1.686)	(1.771)	(556)	(1.019)	(70)	(85)
Taxes (Taxes/EBIT)	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*
NET PROFIT (=)	2.579	3.256	3.457	3.594	2.446	2.797	3.272	3.437	1.080	1.978	136	165
net margin (Net Profit/ROL)	*21,4%*	*19,7%*	*20,3%*	*20,7%*	*18,2%*	*20,6%*	*23,3%*	*23,6%*	*15,3%*	*27,6%*	*11,2%*	*13,8%*
INFLOW	3.596	4.661	4.919	5.115	4.020	4.417	4.939	5.153	2.833	2.418	510	485
NET PROFIT (=)	2.579	3.256	3.457	3.594	2.446	2.797	3.272	3.437	1.080	1.978	136	165
DEPRECIATION/AMORTIZATION (+)	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
OUTFLOW	1.692	2.297	2.329	2.358	2.272	2.261	2.269	2.280	2.078	707	483	396
Working Capital - *Return On*	68	106	108	112	101	89	92	96	72	48	28	8
Fixed Assets - *Return On*	353	438	400	360	315	265	215	162	104	67	56	43
Fixed Assets - *Return Of*	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
Work Force - *Return On*	57	78	81	82	64	64	67	69	34	34	6	6
Post Paid Customers' Portifolio - *Return On*	189	258	266	271	210	213	220	227	111	112	19	19
Pre Paid Customers' Portifolio - *Return On*	8	11	12	12	9	9	10	10	5	5	0,8	0,8
SIMPLE BALANCE	1.903	2.364	2.590	2.757	1.748	2.157	2.670	2.873	755	1.711	27	89
Parcial Period	*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,25*
Mid-Year Convention	*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,25*	*9,25*	*10,25*	*10,88*
Discount Factor @ 9,2% 9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,48*	*0,44*	*0,41*	*0,38*
Discounted Cash Flow	1.842	2.118	2.125	2.072	1.203	1.359	1.541	1.519	365	759	11	34

LICENSES VALUE - BEFORE -TAB	14.949
LICENSES ACCOUNTED VALUE	4.432
LICENSES ADDED VALUE	10.517
Intangible life	*11 years*
ADDED VALUE FISCAL BENEFIT VALUE	3.315
ADDED VALUE - AFTER -TAB	13.832
LICENSES FAIR VALUE	18.264

APSIS CONSULTORIA EMPRESARIAL LTDA. 3/3

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1F - EXCHANGE RATIO

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES	
MARKET VALUE OF TIM S.A.	
(A) Equity value adjusted to market TIM S.A. (BRL Millions)	33.715
(B) No. of stocks TIM S.A. (Millions)	423
(C = A / B) Value per share (BRL)	79,71
MARKET VALUE OF TIM PARTICIPAÇÕES	
(A) Equity value adjusted to market TIM PART. (BRL Millions)	33.761
(B) No. of stocks TIM PART. (Millions)	2.421
(C = A / B) Value per share (BRL)	13,94
EXCHANGE RATIO	
0,17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES	

APSIS CONSULTORIA EMPRESARIAL LTDA.

1/1

1. EVALUATION METHODOLOGY

- **FAIR VALUE OF MACHINERY AND EQUIPMENT**

The Company's main physical assets consist of data transmission and switching equipment, which connect calls made and received by customers / subscribers, and base radio stations, which include certain transmission equipment with signal reception, covering a defined area. . At the base radio stations, the Company also installed antennas and accessory equipment to connect the antennas to the control switching equipment.

The assets under analysis are mostly electronic equipment, which at the end of their economic useful life do not present relevant values in the case of resale, as technological obsolescence is expected and, according to downturn reports from the last five years, these values tend to zero and incur in expenses for withdrawal.

AGE OF ASSET OR OPERATIONAL AGE (t)

TIM annually conducts a technical study to assess the economic useful life of its property, plant and equipment, making adjustments to the accounting depreciation criteria if signs of obsolescence or changes in the technical useful life of each component are identified.

ESTIMATED SHELF LIFE (T)

The estimated useful life for each class of TIM fixed assets was defined according to the criteria provided for in technical pronouncement CPC 27 - Property, Plant and Equipment, and is summarized in the table below:

GROUP OF FIXES ASSETS	TECHNICAL USEFUL LIFE (years)
Transmission/switch equipments	5 to 10
Optical fiber cables	10
Lending appliances	2 to 7
Infrastructure	5 to 25
Third party properties improvements	5 to 10
Computer assets	5 to 10
General use assets	5 to 10

RESIDUAL VALUE (RV)

The residual value is estimated at the end of the asset's operational useful life, corresponding to the price paid in an organized market after the end of its operational useful life. Internal reports from TIM's operational areas and supplies show that the expenses associated with the disposal of the main electronic components exceed any gains in sales as scrap. In this way, zero is adopted as the best estimate for the residual values of the main groups of equipment.

Appraisal Report AP-00458/20-01 - Attachment 2 1

EVALUATION METHODOLOGY

EVALUATION CRITERIA BY GROUP OF PROPERTY

FIXED ASSET	ADJUSTMENT CRITERIA
Transmission/switch equipments	FAIR VALUE
Optical fiber cables	FAIR VALUE
Lending appliances	ACCOUNTING
Infrastructure	FAIR VALUE
Computer assets	ACCOUNTING
General use assets	FAIR VALUE
Leasing	ACCOUNTING
Land	ACCOUNTING
Construction in progress	ACCOUNTING

The fair value of property, plant and equipment classes was calculated based on the historical cost value (Acquisition Value), adjusted up to the base date by FGV-IPA - DI (Broad Price Index - Internal Availability) indices, which are consecrated and specific to each class of equipment, updated and depreciated according to the percentage of useful life elapsed for each individual asset.

FGV-IPA-DI INDEX (Broad Price Index - Internal Availability - IPA-DI)

The Broad Price Index - Internal Availability (IPA-DI) is an economic indicator of national scope. It is structured to measure the average price variations received by domestic producers when selling their products. Its composition is based on structural surveys related to the agricultural and industrial sectors, in addition to the National Accounts, all released by IBGE. It is monthly and is calculated based on systematic price surveys carried out in the main production regions of the country.

The industry, which at IPA comprises transformation activities (including suppliers of electronic components for the Telecom sector) and mineral extraction, had its structure conceived from the IBGE's Annual Industrial Survey (PIA).

Some activities and classes of products participating in PIA, such as oil extraction and aircraft construction, due to methodological peculiarities or difficulties in obtaining prices, were not included in the coverage of the IPA's industrial portion.

Then, items identified by codes of the Industry Product List (PRODLIST) were selected, based on the PIA - Product, with sales values significant enough to generate weightings in the IPA.

In many cases, the aggregation of such products was used, ensuring coverage for the IPA, without the need for excessive fragmentation of its basket. It was established, as a criterion for these consolidations, that the products to be added belonged to the same CNAE group, three-digit classification.

For industrial products, prices are raised directly from the reporting companies, through their own collection network that only includes producers. The items selected for collection correspond to the product varieties most representative of the sales of the reporting companies. Such prices refer to net cash sales, that is, excluding taxes on products,

Appraisal Report AP-00458/20-01 - Attachment 2 2

freight (when this expense can be identified) and eventual discounts. Each informant is surveyed once a month, always within the same ten-year period, a method known as “end to end”. The price ratio results from a direct comparison between the price collected in the reference month and that obtained in the same period of the previous month. For the update of the 343 series that make up the IPA, approximately 1,200 informants are consulted monthly, obtaining approximately 5,800 quotations.

In this report, the supplier indices (IPA-OG-DI) were used in the categories of telephone switching, reception and transmission devices.

Appraisal Report AP-00458/20-01 - Attachment 2 3

2. EVALUATION RESULTS

The evaluative calculations were prepared according to the methods described above, on the valuation date of March 31, 2020.

In the table below, we present the summary of the values found for Transmission Equipment, Switching Equipment, Network Infrastructure, Machines and Equipment, General Installations, Fiber Optic Cable, and Data Equipment. The individual items, in each subclass, selected for adjustment represented 82% of the total net accounting fixed assets on the base date (excluding from the base the group already adjusted to fair value as a result of IFRS 16 / CPC 06 (R2):

balances in BRL thousands

FIXED ASSETS	BALANCE IN 03/31/2020	ADJUSTMENT CRITERIA	ADJUSTMENT	FAIR VALUE
Transmission/switch equipments	6,687,770	FAIR VALUE	656,627	7,344,397
Optical fiber cables	405,918	FAIR VALUE	69,153	475,071
Lending appliances (***)	228,796	ACCOUNTING	0	228,796
Infrastructure	2,430,373	FAIR VALUE	351,867	2,782,240
Computer assets (***)	162,809	ACCOUNTING	0	162,809
Bens de uso geral	270,989	FAIR VALUE	73,061	344,050
Leasing (*)	6,350,725	ACCOUNTING	0	6,350,725
Land (**)	40,794	ACCOUNTING	0	40,794
Construction in progress (***)	1,296,012	ACCOUNTING	0	1,296,012
TOTAL	17,874,186		1,150,709	19,024,895

(*) accounted values already reflect the fair value according to IFRS 16 / CPC 06 (R2)

(**) value was not update due to the immateriality on the total fixed assets context

(***) book value adopted as the best estimate, either by the high economic depreciation in the category, or by the initial stage of the project (construction in progress).

Appraisal Report AP-00458/20-01 - Attachment 2 4

FIXED ASSET CLASS	DESCRIPTION OF ACCOUNTED ASSETS	ACQUISITION VALUE	ACCUMULATED DEPRECIATION	BOOK VALUE	REPLACEMENT VALUE	EVALUATION ACUMULATED DEPRECIATION VALUE	CURRENT VALUE	AMOUNT REGISTERED	ADJUSTMENT
B3030101	Switching Devices - GSM	3,011,705,672.04	-2,971,532,799.95	40,172,872.09	3,971,277,476.83	-3,918,186,160.47	53,091,316.36	81,315	12,918,444
B3030103	Switching Devices - GSM	1,357,581,446.50	-487,408,617.25	870,172,829.25	1,528,616,534.68	-590,396,426.79	938,220,107.89	64,427	68,047,279
B3030111	Switching Devices - TDMA	400,789,387.84	-400,789,387.84	0.00	537,614,756.58	-537,614,756.58	0.00	1,650	-
B3030122	Switching Devices - 3G	1,323,010,080.04	-921,236,894.25	401,773,185.79	1,706,024,941.64	-1,223,921,286.46	482,103,655.17	109,678	80,330,469
B3030123	Switching Devices - 3G	223,573,445.02	-177,024,750.77	46,548,694.25	297,959,676.19	-240,032,878.88	57,926,797.31	9,120	11,378,103
B3030124	Switching Devices - 4G	9,238,032.89	-142,825.02	9,095,207.87	9,939,209.79	-155,587.73	9,783,622.06	39	688,414
B3030601	Transmission Devices - GSM	6,678,742,591.87	-6,006,741,698.11	672,000,893.76	6,970,484,248.23	-6,238,791,763.65	731,692,484.58	2,019,212	59,691,591
B3030602	Transmission Devices -GSM	220,236,599.95	-163,582,192.33	56,654,407.62	242,263,893.01	-181,294,807.12	60,969,085.90	8,299	4,314,678
B3030611	Transmission Devices -TDMA	1,557,070,104.86	-1,557,070,104.86	0.00	1,728,469,950.87	-1,728,469,950.87	0.00	49,047	-
B3030621	Transmission Devices -GSM	30,614,185.40	-26,294,046.59	4,320,138.81	38,233,616.89	-32,484,081.64	5,749,535.25	2,789	1,429,396
B3030622	Transmission Devices - 3G	5,163,902,697.55	-2,955,041,733.90	2,208,860,963.65	5,680,609,645.38	-3,265,796,266.75	2,414,813,378.62	1,188,026	205,952,415
B3030623	Transmission Devices - 3G	14,024,221.61	-13,537,254.25	486,967.36	16,032,544.90	-15,451,166.37	581,378.54	5,084	94,411
B3030624	Transmission Devices - 4G	3,498,114,639.34	-364,019,385.28	3,134,095,254.06	3,749,894,536.35	-402,104,397.66	3,347,790,138.68	568,584	213,694,885
B3030625	Transmission Devices - Ran Sharing 4G-Credor	-261,761,589.79	87,173,783.76	-174,218,277.95	-290,375,159.34	98,032,591.11	-192,342,568.24	383	-18,124,290
B3030626	Transmission Devices - 4G	2,070,483.97	-1,429,620.23	640,863.74	2,383,342.40	-1,645,459.94	737,882.46	125	97,019
B3030631	Network Infrastructure	38,739,046.63	-38,739,046.63	0.00	38,256,185.19	-38,256,185.19	0.00	575	-
B3030701	Network Infrastructure	173,817,026.18	-90,108,406.03	83,708,620.15	202,268,001.21	-102,028,199.83	100,239,801.39	3,921	16,531,181
B3030711	Network Infrastructure	23,923,014.71	-16,290,873.44	7,632,141.27	28,724,346.00	-18,977,784.46	9,746,561.54	1,758	2,114,420
B3030721	Network Infrastructure	1,176,347,345.14	-762,494,469.70	413,852,875.44	1,424,047,520.95	-906,245,475.72	517,802,045.24	532,650	103,949,170
B3030722	Network Infrastructure	34,199,738.57	-5,142,085.91	29,057,652.66	40,067,212.26	-6,303,984.84	33,763,227.42	30,736	4,705,575
B3030731	Network Infrastructure	1,796,155,505.75	-1,393,385,866.44	402,769,639.31	2,227,263,577.87	-1,713,313,051.69	513,950,526.19	402,720	111,180,887
B3030741	Network Infrastructure	164,323,861.83	-62,553,240.02	101,770,621.81	182,779,547.40	-64,618,818.97	118,160,728.43	13,526	16,390,107
B3030761	Network Infrastructure	238,588,873.20	-93,597,327.58	144,991,545.62	265,577,961.49	-93,955,625.48	171,622,336.01	156,869	26,630,790
B3030771	Network Infrastructure	256,248,759.19	-163,355,619.43	92,893,139.76	311,746,333.28	-191,655,437.58	120,090,895.70	33,631	27,197,756
B3030781	Network Infrastructure	120,657,412.92	-30,166,495.31	90,490,917.61	155,192,419.02	-39,059,889.16	116,132,529.86	8,200	25,641,612
B3031401	Machinery and Equipments	15,919,770.24	-15,778,985.54	140,784.70	26,210,224.13	-26,005,872.25	204,351.88	673	63,567
B3031402	Machinery and Equipments	277,432.24	-277,432.24	0.00	509,411.43	-509,411.43	0.00	67	-
B3031403	Machinery and Equipments	1,537,246.86	-1,534,670.60	2,576.26	4,197,079.23	-4,193,340.43	3,738.81	75	1,163
B3031411	Machinery and Equipments	185,536,520.07	-122,249,288.88	63,287,231.19	276,500,060.35	-201,701,556.70	74,798,503.65	59,520	11,511,272
B3031412	Machinery and Equipments	31,540,487.87	-25,910,343.20	5,630,144.67	54,665,776.27	-48,336,391.59	6,329,384.69	47,060	699,240
B3031413	Machinery and Equipments	91,973,611.37	-62,996,405.41	28,977,205.96	156,293,545.93	-122,255,349.07	34,038,196.86	34,764	5,060,991
B3031422	Machinery and Equipments	2,391,085.28	-2,153,820.21	237,265.07	3,929,552.47	-3,624,959.66	304,592.81	554	67,328
B3031423	Machinery and Equipments	7,249,543.36	-6,903,813.98	345,729.38	12,752,776.28	-12,285,064.08	467,712.20	1,314	121,983
B3031432	General Instalations	16,057,994.14	-9,920,452.72	6,137,541.42	25,237,313.54	-17,735,004.79	7,502,308.76	15,108	1,364,767
B3031433	General Instalations	161,460,867.59	-93,411,573.66	68,049,293.93	239,453,245.70	-160,317,489.48	79,135,756.22	93,482	11,086,462
B3080101	Optical Fiber Cable Fixed Underground	624,402,931.95	-470,331,309.89	154,071,622.06	768,255,063.13	-574,269,668.63	193,985,394.50	65,424	39,913,772
B3080102	Optical Fiber Cable Fixed Overhead	153,864,428.27	-38,255,280.78	115,609,147.49	193,075,615.99	-49,037,585.55	144,038,030.44	186,787	28,428,883
B3080103	Optical Fiber Cable Fixed Submerged	65,045,874.64	-62,147,471.46	2,898,403.18	60,962,708.21	-57,253,770.83	3,708,937.38	149	810,534
B3080104	Fixed Anal. Switching Devices	53,940.31	-25,070.43	28,869.88	73,356.44	-34,078.74	39,277.70	21	10,408
B3080105	Fixed Digital Switching Devices	246,326,179.77	-240,665,021.74	5,661,158.03	358,944,420.74	-350,948,506.16	7,995,914.58	31,182	2,334,757
B3080106	Fixed Technical Instalation	552,949,298.86	-390,899,500.03	162,049,798.83	835,859,595.27	-613,199,819.97	222,659,775.30	61,051	60,609,976
B3080107	Fixed Digital Trasmission Devices	702,674,475.97	-645,308,722.12	57,365,753.85	737,548,079.83	-676,602,072.42	60,946,007.41	162,098	3,580,254
B3080108	Satelite & DCMS Fixed Trasmission Equipment	200,198,961.32	-177,014,573.24	23,184,388.08	210,898,006.43	-186,081,930.71	24,816,075.72	5,367	1,631,688
B3080109	Fixed Access Trasmission Equipment	340,058,017.76	-211,488,973.69	128,569,044.07	364,774,920.57	-227,539,225.93	137,235,694.64	200,917	8,666,651
B3080110	Data Equipment - Fixed Telephony	68,335,533.64	-57,156,324.54	11,179,209.10	66,544,427.24	-55,474,572.06	11,069,855.18	70,738	-109,354
	TOTAL	R$ 30,719,766,784.72	-R$ 21,248,939,991.72	R$ 9,471,196,321.08	R$ 35,462,037,498.23	-R$ 24,840,132,523.16	R$10,621,904,975.07	6,328,715	R$ 1,150,708,653.99

Appraisal Report AP-00458/20-01 - Attachment 2 5

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

BALANCE SHEETS

March 31, 2020 and December 31, 2019

(In thousands of Reais)

	Notes	Parent Company		Consolidated	
		03/2020	12/2019	03/2020	12/2019
Asset		22,737,360	23,133,188	39,499,755	40,348,924
Current Assets		108,250	677,929	7,186,880	8,454,129
Cash and cash equivalents	4	20,396	762	1,590,927	2,284,810
Marketable securities	5	14,365	12,167	39,279	654,479
Trade accounts receivable	6	520	1,844	3,123,849	3,184,780
Inventory	7	-	-	268,547	203,278
Dividends and interest on shareholders' equity receivable	13	-	597,550	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	419,074	420,284
Direct taxes, charges and contributions recoverable	9	28,474	28,383	1,137,312	1,395,193
Prepaid expenses	11	2,327	2.729	411,720	175,868
Derivative Financial Instruments	37	-	-	49,444	16,602
Financial leases	16	-	-	5,379	4,931
Regulatory credits recoverable	17	-	-	47,293	33,090
Other current assets		42,168	34,494	94,056	80,814
Non-current assets		22,629,110	22,455,259	32.312.875	31,894,795
Long-term receivables		86,855	88,077	4,899,272	4,614,305
Marketable securities	5	-	-	3,926	3,849
Trade accounts receivable	6	-	-	155,841	103,075
Indirect taxes, charges and contributions recoverable	8	-	-	835,344	823,349
Direct taxes, charges and contributions recoverable	9	-	-	2,386,830	2,367,607
Deferred income tax and social contribution	10	-	-	-	-
Judicial Deposit	12	85,617	87,049	969,556	1,006,899
Prepaid expenses	11	1,238	1,028	63,172	69,656
Derivative Financial Instruments	37	-	-	272,627	29,909
Financial leases	16	-	-	150,135	151,447
Other current assets		-	-	61,841	58,514
Investment	13	22,384,699	22,209,626	-	-
Property, plant and equipment	14	-	-	17,874,186	17,612,164
Intangible	15	157,556	157,556	9,539,417	9,668,326

The accompanying notes are an integral part of the quarterly information.

3

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
March 31, 2020 and December 31, 2019
(In thousands of Reais)

		Parent Company		Consolidated	
	Note	03/2020	12/2019	03/2020	12/2019
Other Long-Term Liabilities		22,737,360	23,133,188	39,499,755	40,348,924
Total Liabilities		149,905	701,370	16,912,300	17,917,106
Current		71,531	624,194	5,957,115	8,117,479
Current Assets	18	9,680	(6,987)	2,634,800	3,923,035
Suppliers	20	-	-	1,149,764	1,384,180
Loans and financings	16	-	-	885,521	873,068
Financial leases	36	-	-	4,146	858
Derivative Financial Instruments		1,146	898	253,513	(218,421)
Payroll and related charges	21	545	530	585,453	463,606
Indirect taxes, charges and contributions payable	22	190	25,816	73,864	296,305
Direct taxes, charges and contributions payable	25	47,834	577,837	47,834	577,837
Dividends and interest on shareholders' equity payable	19	-	-	89,285	88,614
Authorizations payable	23	-	-	219,623	281,930
Deferred revenues		12,136	12,126	13,312	9,625
Other current liabilities					
		78,374	77,176	10,955,185	9,799,627
Non-current assets					
Loans and financings	20	-	-	1,311,574	644,908
Derivative Financial Instruments	36	-	-	-	3,547
Financial leases	16	-	-	7,283,025	6,907,802
Indirect taxes, charges and contributions payable	21	-	-	3,036	2,997
Direct taxes, charges and contributions payable	22	-	-	212,770	212,310
Deferred income tax and social contribution	10			146,441	47,734
Provision for legal and administrative proceedings	24	48,622	47,423	885,663	840,637
Pension plan and other post-employment benefits	37	-	-	5,782	5,782
Authorizations payable	19	-	-	239,065	237,723
Deferred revenues	23	-	-	808,276	827,182
Other current liabilities		29,752	29,753	59,553	69,005
Shareholders' equity	25	22,587,455	22,431,818	22,587,455	22,431,818
Capital Stock		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		410,753	410,650	410,753	410,650
Profit reserves		12,159,162	12,159,162	12,159,162	12,159,162
Accumulated other comprehensive income		(1,088)	(1,088)	(1,088)	(1,088)
Treasury shares		(9,511)	(3,204)	(9,511)	(3,204)
Profit for the period		161,841	-	161,841	-

The explanatory notes are an integral part of the quarterly information.

4

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

(In thousands of Reais, except as otherwise stated)

		Parent Company		Consolidated	
	Notes	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019
Net revenue	27	-	-	-	-
Costs of services provided and goods sold	28	-	-	-	-
Gross income		-	-	-	-
Operational incomes (expenses):					
Selling expenses	28	-	-	-	-
General and administrative expenses	28	(8,476)	(8,476)	(9,094)	(9,094)
Income from equity accounting	13	172,873	172,873	213,721	213,721
Other revenues (expenses), net	29	722	722	(45,972)	(45,972)
		165,119	165,119	158,655	158,655
Operating income		165,119	165,119	158,655	158,655
Financial income (Expenses)					
Financial income	30	2.519	2.519	(640)	(640)
Financial expenses	31	(5,797)	(5,797)	(41,227)	(41,227)
		(3,278)	(3,278)	(41,867)	(41,867)
Profit before income tax and social contribution		161,841	161,841	116,788	116,788
Income tax and social contributions	32	-	-	3,246	3,246
Net profit for the period		161,841	161,841	120,034	120,034
Earnings per share attributable to the Company's shareholders (expressed in R $ per share)					
Basic earnings per share	33	0.07	0.07	0.05	0.05
Diluted earnings per share	33	0.07	0.07	0.05	0.05

The accompanying notes are an integral part of the quarterly information.

5

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

(In thousands of reais, unless otherwise stated)

		Consolidated			
	Notes	**1st Qtr / 20**	**03/2020**	**1st Qtr / 19**	**03/2019**
Net revenue	27	4,215,308	4,215,308	4,190,826	4,190,826
Costs of services provided and goods sold	28	(1,961,448)	(1,961,448)	(1,957,381)	(1,957,381)
Gross profit		2,253,860	2,253,860	2,233,445	2,233,445
Operational incomes (expenses):					
Sales	28	(1,209,040)	(1,209,040)	(1,277,046)	(1,277,046)
General and administrative	28	(438,164)	(438,164)	(405,348)	(405,348)
Other revenues (expenses), net	29	(91,534)	(91,534)	(102,396)	(102,396)
		(1,738,738)	(1,738,738)	(1,784,790)	(1,784,790)
Operating profit		515,122	515,122	448,655	448,655
Financial income (Expenses)					
Financial income	30	365,217	365,217	62,557	62,557
Financial expenses	31	(619,792)	(619,792)	(325,105)	(325,105)
		(254,575)	(254,575)	(262,548)	(262,548)
Profit before income tax and social contribution		260,547	260,547	186,107	186,107
Income tax and social contributions	32	(98,706)	(98,706)	(66,073)	(66,073)
Net profit for the period		161,841	161,841	120,034	120,034
Earnings per share attributable to the Company's shareholders (expressed in R $ per share)					
Basic earnings per share	33	0.07	0.07	0.05	0.05
Diluted earnings per share	33	0.07	0.07	0.05	0.05

6

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

COMPREHENSIVE INCOME STATEMENT

Periods ended March 31, 2020 and 2019

(In thousands of Reais)

	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019
Net income for the year	161,841	161,841	120,034	120,034
Other items in comprehensive income				
Item not to be reclassified to income:				
Pension plan and other post-employment benefits	-	-	-	-
Total comprehensive income for the period	161,841	161,841	120,034	120,034

The accompanying notes are an integral part of the quarterly information.

7

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

BALANÇOS PATRIMONIAIS

31 de março de 2020 e 31 de dezembro de 2019

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	**03/2020**	**12/2019**	**03/2020**	**12/2019**
Ativo		22.737.360	23.133.188	39.499.755	40.348.924
Circulante		108.250	677.929	7.186.880	8.454.129
Caixa e equivalentes de caixa	4	20.396	762	1.590.927	2.284.810
Títulos e valores mobiliários	5	14.365	12.167	39.279	654.479
Contas a receber de clientes	6	520	1.844	3.123.849	3.184.780
Estoques	7	-	-	268.547	203.278
Dividendos e juros sobre capital próprio a receber		-	597.550	-	-
Impostos, taxas e contribuições indiretos a recuperar	8	-	-	419.074	420.284
Impostos, taxas e contribuições diretos a recuperar	9	28.474	28.383	1.137.312	1.395.193
Despesas antecipadas	11	2.327	2.729	411.720	175.868
Instrumentos financeiros derivativos	36	-	-	49.444	16.602
Arrendamento mercantil financeiro	16	-	-	5.379	4.931
Outros valores a compensar	17	-	-	47.293	33.090
Outros ativos		42.168	34.494	94.056	80.814
Não Circulante		22.629.110	22.455.259	32.312.875	31.894.795
Realizável a longo prazo		86.855	88.077	4.899.272	4.614.305
Títulos e valores mobiliários	5	-	-	3.926	3.849
Contas a receber de clientes	6	-	-	155.841	103.075
Impostos, taxas e contribuições indiretos a recuperar	8	-	-	835.344	823.349
Impostos, taxas e contribuições diretos a recuperar	9	-	-	2.386.830	2.367.607
Imposto de renda e contribuição social diferidos	10	-	-	-	-
Depósitos judiciais	12	85.617	87.049	969.556	1.006.899
Despesas antecipadas	11	1.238	1.028	63.172	69.656
Instrumentos financeiros derivativos	36	-	-	272.627	29.909
Arrendamento mercantil financeiro	16	-	-	150.135	151.447
Outros ativos		-	-	61.841	58.514
Investimento	13	22.384.699	22.209.626	-	-
Imobilizado	14	-	-	17.874.186	17.612.164
Intangível	15	157.556	157.556	9.539.417	9.668.326

As notas explicativas são parte integrante das informações trimestrais.

3

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

BALANÇOS PATRIMONIAIS

31 de março de 2020 e 31 de dezembro de 2019

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	**03/2020**	**12/2019**	**03/2020**	**12/2019**
Total do Passivo e do Patrimônio Líquido		22.737.360	23.133.188	39.499.755	40.348.924
Total do Passivo		149.905	701.370	16.912.300	17.917.106
Circulante		71.531	624.194	5.957.115	8.117.479
Fornecedores	18	9.680	6.987	2.634.800	3.923.035
Empréstimos e financiamentos	20	-	-	1.149.764	1.384.180
Arrendamento mercantil financeiro	16	-	-	885.521	873.068
Instrumentos financeiros derivativos	36	-	-	4.146	858
Obrigações trabalhistas		1.146	898	253.513	218.421
Impostos, taxas e contribuições indiretos a recolher	21	545	530	585.453	463.606
Impostos, taxas e contribuições diretos a recolher	22	190	25.816	73.864	296.305
Dividendos e juros sobre capital próprio a pagar	25	47.834	577.837	47.834	577.837
Autorizações a pagar	19	-	-	89.285	88.614
Receitas diferidas	23	-	-	219.623	281.930
Outros passivos		12.136	12.126	13.312	9.625
Não Circulante		78.374	77.176	10.955.185	9.799.627
Empréstimos e financiamentos	20	-	-	1.311.574	644.908
Instrumentos financeiros derivativos	36	-	-	-	3.547
Arrendamento mercantil financeiro	16	-	-	7.283.025	6.907.802
Impostos, taxas e contribuições indiretos a recolher	21	-	-	3.036	2.997
Impostos, taxas e contribuições diretos a recolher	22	-	-	212.770	212.310
Imposto de renda e contribuição social diferidos	10			146.441	47.734
Provisão para processos judiciais e administrativos	24	48.622	47.423	885.663	840.637
Plano de pensão e outros benefícios pós emprego	37	-	-	5.782	5.782
Autorizações a pagar	19	-	-	239.065	237.723
Receitas diferidas	23	-	-	808.276	827.182
Outros passivos		29.752	29.753	59.553	69.005
Patrimônio Líquido	25	22.587.455	22.431.818	22.587.455	22.431.818
Capital social		9.866.298	9.866.298	9.866.298	9.866.298
Reservas de capital		410.753	410.650	410.753	410.650
Reservas de lucros		12.159.162	12.159.162	12.159.162	12.159.162
Ajustes de avaliação patrimonial		(1.088)	(1.088)	(1.088)	(1.088)
Ações em tesouraria		(9.511)	(3.204)	(9.511)	(3.204)
Lucro do período		161.841	-	161.841	-

As notas explicativas são parte integrante das informações trimestrais.

4

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais, exceto quando indicado de outra forma)

		Controladora			
	Notas	**1° Tri/20**	**03/2020**	**1° Tri/19**	**03/2019**
Receita líquida	27	-	-	-	-
Custos dos serviços prestados e das mercadorias vendidas	28	-	-	-	-
Lucro bruto		-	-	-	-
Receitas (despesas) operacionais:					
Comercialização	28	-	-	-	-
Gerais e administrativas	28	(8.476)	(8.476)	(9.094)	(9.094)
Resultado da equivalência patrimonial	13	172.873	172.873	213.721	213.721
Outras receitas (despesas), líquidas	29	722	722	(45.972)	(45.972)
		165.119	165.119	158.655	158.655
Lucro operacional		165.119	165.119	158.655	158.655
Receitas (despesas) financeiras:					
Receitas financeiras	30	2.519	2.519	(640)	(640)
Despesas financeiras	31	(5.797)	(5.797)	(41.227)	(41.227)
		(3.278)	(3.278)	(41.867)	(41.867)
Lucro antes do imposto de renda e da contribuição social		161.841	161.841	116.788	116.788
Imposto de renda e contribuição social	32	-	-	3.246	3.246
Lucro líquido do período		161.841	161.841	120.034	120.034
Lucro por ação atribuível aos acionistas da Companhia (expresso em R$ por ação)					
Lucro básico por ação	33	0,07	0,07	0,05	0,05
Lucro diluído por ação	33	0,07	0,07	0,05	0,05

5

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais, exceto quando indicado de outra forma)

		Consolidado			
	Notas	**1° Tri/20**	**03/2020**	**1° Tri/19**	**03/2019**
Receita líquida	27	4.215.308	4.215.308	4.190.826	4.190.826
Custos dos serviços prestados e das mercadorias vendidas	28	(1.961.448)	(1.961.448)	(1.957.381)	(1.957.381)
Lucro bruto		2.253.860	2.253.860	2.233.445	2.233.445
Receitas (despesas) operacionais:					
Comercialização	28	(1.209.040)	(1.209.040)	(1.277.046)	(1.277.046)
Gerais e administrativas	28	(438.164)	(438.164)	(405.348)	(405.348)
Outras receitas (despesas), líquidas	29	(91.534)	(91.534)	(102.396)	(102.396)
		(1.738.738)	(1.738.738)	(1.784.790)	(1.784.790)
Lucro operacional		515.122	515.122	448.655	448.655
Receitas (despesas) financeiras:					
Receitas financeiras	30	365.217	365.217	62.557	62.557
Despesas financeiras	31	(619.792)	(619.792)	(325.105)	(325.105)
		(254.575)	(254.575)	(262.548)	(262.548)
Lucro antes do imposto de renda e da contribuição social		260.547	260.547	186.107	186.107
Imposto de renda e contribuição social	32	(98.706)	(98.706)	(66.073)	(66.073)
Lucro líquido do período		161.841	161.841	120.034	120.034
Lucro por ação atribuível aos acionistas da Companhia (expresso em R$ por ação)					
Lucro básico por ação	33	0,07	0,07	0,05	0,05
Lucro diluído por ação	33	0,07	0,07	0,05	0,05

As notas explicativas são parte integrante das informações trimestrais.

6

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO ABRANGENTE

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais)

	1° Tri/20	03/2020	1° Tri/19	03/2019
Lucro líquido do período	161.841	161.841	120.034	120.034
Outros componentes do resultado abrangente				
Item que não será reclassificado para o resultado:				
Plano de pensão e outros benefícios pós-emprego	-	-	-	-
Total do resultado abrangente do período	161.841	161.841	120.034	120.034

7

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais)

			Reservas de lucros						
	Capital social	Reserva de capital	Reserva legal	Reserva para expansão	Reserva de incentivo fiscal	Ações em tesouraria	Ajustes de avaliação patrimonial	Lucros acumulados	Total
Saldos em 31 de dezembro de 2019	9.866.298	410.650	1.010.090	9.537.053	1.612.019	(3.204)	(1.088)	-	22.431.818
Total do resultado abrangente do período									
Lucro líquido do período								161.841	161.841
Reflexo do valor de benefício pós-emprego lançado diretamente no patrimônio líquido da controlada (nota 13)	-	-	-	-	-	-	-	-	-
Total do resultado abrangente do período	-	-	-	-	-	-	-	161.841	161.841
Total de contribuições de acionistas e distribuições aos acionistas									
Opções de compra de ações (nota 25.b)	-	103	-	-		-	-	-	103
Compra de ações em tesouraria, líquida de alienações	-	-	-	-		(6.307)	-	-	(6.307)
Total de contribuições de acionistas e distribuições aos acionistas	-	103	-	-	-	(6.307)	-	-	(6.204)
Saldos em 31 de março de 2020	9.866.298	410.753	1.010.090	9.537.053	1.612.019	(9.511)	(1.088)	161.841	22.587.455

As notas explicativas são parte integrante das informações trimestrais.

8

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO

Períodos findos em 31 de março

(Em milhares de reais)

			Reservas de lucros						
	Capital social	Reserva de capital	Reserva legal	Reserva para expansão	Reserva de incentivo fiscal	Ações em tesouraria	Ajustes de avaliação patrimonial	Lucros acumulados	Total
Saldos em 31 de dezembro de 2018	9.866.298	412.091	838.692	7.267.574	1.417.858	(8.523)	847	-	19.794.837
Total do resultado abrangente do período									
Lucro líquido do período								120.034	120.034
Reflexo do valor de benefício pós-emprego lançado diretamente no patrimônio líquido da controlada (nota 13)	-	-	-	-	-	-	-	-	-
Total do resultado abrangente do período	-	-	-	-	-	-	-	120.034	120.034
Total de contribuições de acionistas e distribuições aos acionistas									
Opções de compra de ações (nota 25.b)	-	2.886	-	-		-	-	-	2.886
Compra de ações em tesouraria, líquida de alienações	-	-	-	-		1.357	-	-	1.357
									-
Total de contribuições de acionistas e distribuições aos acionistas	-	2.886	-	-	-	1.357	-	-	4.243
Saldos em 31 de março de 2019	9.866.298	414.977	838.692	7.267.574	1.417.858	(7.166)	847	120.034	19.919.114

As notas explicativas são parte integrante das informações trimestrais.

9

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DOS FLUXOS DE CAIXA

Períodos findos em 31 de março

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	**03/2020**	**03/2019**	**03/2020**	**03/2019**
Atividades operacionais					
Lucro antes do Imposto de renda e da Contribuição social		161.841	116.788	260.547	186.107
Ajustes para reconciliar o resultado ao caixa líquido gerado pelas atividades operacionais:					
Depreciação e amortização		-	-	1.408.605	1.334.210
Resultado de equivalência patrimonial	13	(172.873)	(213.721)	-	-
Valor residual de ativos imobilizados e intangíveis baixados		-	-	2.411	4.533
Juros das obrigações decorrentes de desmobilização de ativos		-	-	13	133
Provisão para processos administrativos e judiciais	24	8.670	44.119	98.088	95.108
Atualização monetária sobre depósitos e processos administrativos e judiciais		2.582	41.516	57.712	42.714
Juros, variação monetária e cambial sobre empréstimos e outros ajustes financeiros		1.030	-	68.960	21.141
Juros sobre arrendamento mercantil passivo	31	-	-	166.413	210.001
Juros sobre arrendamento mercantil ativo	30	-	-	(4.937)	(6.422)
Perdas por créditos de liquidação esperada	28	-	-	188.588	172.610
Opções de compra de ações	26	(1.324)	553	876	3.198
		(74)	(10.745)	2.247.276	2.063.333
Redução (aumento) dos ativos operacionais					
Contas a receber de clientes		1.324	103	(150.774)	(327.822)
Impostos e contribuições a recuperar		(91)	27.891	245.268	96.847
Estoques		-	-	(65.269)	(31.569)
Despesas antecipadas		192	543	(229.369)	(634.559)
Dividendos e Juros sobre capital próprio recebidos		597.550	362.436	-	-
Depósitos judiciais		3.616	24.962	44.042	44.526
Outros ativos		(7.673)	8.843	(30.311)	(17.125)
Aumento (redução) dos passivos operacionais					
Obrigações trabalhistas		248	1.562	35.092	33.587
Fornecedores		2.614	(7.878)	(1.302.096)	(540.745)
Impostos, taxas e contribuições		11.534	(16.029)	(38.782)	(112.763)
Autorizações a pagar		-	-	-	7.843
Pagamentos de processos judiciais e administrativos	24	(12.236)	(42.023)	(117.473)	(157.432)
Receitas diferidas		-	-	(81.213)	(77.118)
Outros passivos		(927)	(20)	(41.470)	(5.733)
Caixa gerado pelas operações		**596.077**	**349.645**	**514.921**	**341.270**
Imposto de renda e contribuição social pagos		-	-	(27.308)	(45.462)
Caixa líquido gerado pelas atividades operacionais		**596.077**	**349.645**	**487.613**	**295.808**
Atividades de investimentos					
Títulos e valores mobiliários		(2.198)	(7.820)	615.124	32.004
Adições ao imobilizado e intangível		-	-	(904.351)	(650.092)
Recebimento de arrendamento mercantil financeiro		-	-	5.802	5.802
Caixa líquido (aplicado nas) gerado pelas atividades de investimento		**(2.198)**	**(7.820)**	**(283.425)**	**(612.286)**

10

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA
DEMONSTRAÇÃO DOS FLUXOS DE CAIXA
Períodos findos em 31 de março de 2020 e
(Em milhares de reais)

		Controladora		Consolidado	
	Nota	03/2020	03/2019	03/2020	03/2019
Atividades de financiamentos					
Novos empréstimos		-	-	800.000	1.000.000
Amortização de empréstimos		-	-	(665.997)	(134.678)
Juros pagos – Empréstimos		-	-	(33.264)	(15.368)
Pagamento de arrendamento mercantil financeiro		-	-	(213.313)	(151.595)
Juros pagos – Arrendamento mercantil		-	-	(211.252)	(200.448)
Instrumentos financeiros derivativos		-	-	-	-
Compra de ações em tesouraria, líquido de alienações		(7.080)	1.045	(7.080)	1.045
Dividendos e Juros sobre capital próprio pagos		(567.165)	(342.958)	(567.165)	(342.958)
Caixa líquido aplicado nas atividades de financiamentos		**(574.245)**	**(341.913)**	**(898.071)**	**155.998**
Aumento (redução) em caixa e equivalentes de caixa		**19.634**	**(88)**	**(693.883)**	**(160.480)**
Caixa e equivalentes de caixa no início do exercício		**762**	**167**	**2.284.810**	**1.075.530**
Caixa e equivalentes de caixa no final do exercício		**20.396**	**79**	**1.590.927**	**915.050**

	Consolidado	
	03/2020	03/2019
<u>Transações que não envolvem caixa</u>		
Adições ao imobilizado e intangível - sem efeito no caixa	(643.466)	(5.054.003)
Aumento das obrigações de leasing - sem efeito no caixa	643.466	5.054.003

As notas explicativas são parte integrante das informações trimestrais.

11

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA
DEMONSTRAÇÃO DO VALOR ADICIONADO
Períodos findos em 31 de março de 2020 e 2019
(Em milhares de reais)

	Controladora		Consolidado	
	03/2020	03/2019	03/2020	03/2019
Receitas				
Receita operacional bruta	-	-	6.091.893	6.104.071
Perdas por créditos de liquidação duvidosa	-	-	(188.588)	(172.610)
Descontos concedidos, devoluções e outros	-	-	(679.874)	(658.608)
	-	-	5.223.431	5.272.853
Insumos adquiridos de terceiros				
Custos dos serviços prestados e mercadorias vendidas	-	-	(599.276)	(717.716)
Materiais, energia, serviços de terceiros e outros	(2.517)	(48.286)	(796.131)	(852.903)
	(2.517)	(48.286)	(1.395.407)	(1.570.619)
Retenções				
Depreciação e amortização	-	-	(1.408.605)	(1.334.210)
Valor adicionado líquido produzido	(2.517)	(48.286)	2.419.419	2.368.024
Valor adicionado recebido em transferência				
Resultado de equivalência patrimonial	172.873	213.721	-	-
Receitas financeiras	2.519	(640)	365.217	62.557
	175.392	213.081	365.217	62.557
Valor adicionado total a distribuir	172.875	164.795	2.784.636	2.430.581
Distribuição do valor adicionado				
Pessoal e encargos				
Remuneração direta	1.986	4.125	136.108	124.733
Benefícios	216	241	47.894	47.127
F.G.T.S	67	111	14.878	13.749
Outros	1.362	1.426	11.133	16.046
	3.631	5.903	210.013	201.655
Impostos, taxas e contribuições				
Federais	1.609	(2.369)	592.043	624.393
Estaduais	-	-	953.761	961.074
Municipais	-	-	33.745	28.690
	1.609	(2.369)	1.579.549	1.614.157
Remuneração de Capitais de Terceiros				
Juros	5.787	41.224	619.188	324.857
Aluguéis	7	3	214.045	168.188
	5.794	41.227	833.233	493.045
Outros				
Investimento social	-	-	-	1.690
	-	-	-	1.690
Remuneração de Capital Próprio				
Lucros retidos	161.841	120.034	161.841	120.034
	161.841	120.034	161.841	120.034

As notas explicativas são parte integrante das informações trimestrais.

12

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

apsis

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards

apsis

(IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

apsis

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

TIM S.A.

UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION
as of March 31, 2020

Building a better
working world

Centro Empresarial PB 370
Praia de Botafogo, 370
6º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

ASSURANCE REPORT ISSUED BY AN INDEPENDENT AUDITOR ON THE COMPILATION OF PRO FORMA CONDENSED FINANCIAL INFORMATION TO COMPLY WITH CVM RULE No. 565

The Shareholders, Board of Directors and Officers
TIM S.A.
Rio de Janeiro - RJ

We have completed our assurance work to issue a report on the compilation of pro forma condensed financial information of TIM S.A (the "Company" or "TSA"), prepared under the responsibility of its management, to comply with Brazilian Securities and Exchange Commission (CVM) Rule No. 565. The pro forma condensed financial information comprises the pro forma statement of financial position at March 31, 2020, the pro forma statements of profit or loss for the year ended December 31, 2019 and for the three-month period ended March 31, 2020, and the explanatory notes. The applicable criteria based on which management has compiled the pro forma condensed financial information are specified in Technical Communication CTG 06 - *Apresentação de Informações Financeiras Pro Forma* issued by Brazil's National Association of State Boards of Accountancy (CFC), and are summarized in the notes to the pro forma condensed financial information.

The pro forma condensed financial information was compiled by management to illustrate the impact of TIM Participações S.A. ("TIM") merger into TIM S.A. presented in Note 1 on the Company's statement of financial position at March 31, 2020 and its statements of profit or loss for the year ended December 31, 2019 and for the three-month period ended March 31, 2020, as if the transaction had been carried out on January 1, 2019. As part of this process, information on TIM S.A.'s financial position and operational performance was extracted by the Company management from TIM S.A.'s financial statements for the year ended December 31, 2019 and the interim financial statements for the three-month period ended March 31, 2020, which were audited and reviewed by the independent auditor, who issued an unmodified audit report dated March 6, 2020, and an unmodified review report dated May 5, 2020, respectively. Additionally, information on the financial position and operational performance of TIM Participações S.A. was extracted by Company management from the individual and consolidated financial statements of TIM Participações S.A. for the year ended December 31, 2019 and the individual and consolidated interim financial statements for the three-month period ended March 31, 2020, which were audited and reviewed by the independent auditor, who issued an unmodified audit report dated February 11, 2020, and an unmodified review report dated May 5, 2020.

Management's responsibility for the pro forma condensed financial information

Company management is responsible for the compilation of pro forma condensed financial information based on Brazil's National Association of State Boards of Accountancy (CFC) CTG 06.

1

Building a better working world

Independent auditor's responsibilities

Our responsibility is to express an opinion, as required by the Brazilian Securities and Exchange Commission (CVM), on whether the pro forma condensed financial information has been compiled by Company management, in all material respects, based on Communication CTG 06.

We conducted our work in accordance with NBC TO 3420 - *Trabalho de Asseguração sobre a Compilação de Informações Financeiras Pro Forma Incluídas em Prospecto*, issued by Brazil's National Association of State Boards of Accountancy (CFC), equivalent to the international standard issued by the International Federation of Accountants ISAE 3420. These standards require that auditors comply with ethical requirements and that the audit procedures be planned and performed with a view to obtaining reasonable assurance that Company management has compiled, in all material respects, the pro forma condensed financial information based on Communication CTG 06.

For the purposes of this work, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma condensed financial information.

The purpose of the pro forma condensed financial information is solely to illustrate the impact of the significant event or transaction on the entity's historical financial information, as if the event or transaction had occurred on a previous date selected for illustrative purposes. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at March 31, 2020 would have been as presented.

Reasonable assurance work on whether the pro forma condensed financial information has been compiled, in all material respects, based on the applicable criteria, involves performing procedures to assess whether the applicable criteria adopted by Company management in compiling the pro forma financial information provide a reasonable basis for presentation of the significant effects directly attributable to the event or transaction, and to obtain sufficient adequate evidence as to whether:

- the corresponding pro forma adjustments provide an appropriate effect to these criteria; and
- the pro forma condensed financial information reflects the appropriate application of these adjustments to historical financial information.

The selected procedures depend on the independent auditor's judgment, taking into account their understanding of the company, the nature of the event or transaction in relation to which the pro forma condensed financial information has been compiled, as well as other relevant circumstances of the work. The work also involves an assessment of the overall presentation of the pro forma condensed financial information.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our opinion on the pro forma condensed financial information.

2

Opinion

In our opinion, the pro forma condensed financial information referred to above was compiled, in all material respects, based on CTG 06 – Presentation of Pro Forma Financial Information.

Rio de Janeiro, July 29, 2020

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Fernando Alberto S. Magalhães
Accountant CRC-1SP133169/O-0

3

TIM S.A. (Unaudited Condensed pro forma Financial Information)
BALANCE SHEETS
March 31, 2020
(In thousands of reais)

	Note	TIM S.A. (i)	TIM Participações Parent company	Pro Forma adjustments (iii)	TIM S.A. Pro Forma
Assets		38,988,452	22,737,360	(22,226,057)	39,499,755
Current		7,130,003	108,250	(51,373)	7,186,880
Cash and cash equivalents		1,570,531	20,396		1,590,927
Marketable securities		24,914	14,365		39,279
Accounts receivable from customers		3,123,329	520		3,123,849
Inventory		268,547	-		268,547
Indirect taxes, charges and contributions recoverable		419,074	-		419,074
Direct taxes, charges and contributions recoverable		1,108,838	28,474		1,137,312
Prepaid expenses		409,393	2,327		411,720
Derivative financial instruments		49,444	-		49,444
Finance lease receivable		5,379	-		5,379
Other values to be offset		47,293	-		47,293
Other assets	3.a	103,261	42,168	(51,373)	94,056
Non-current		31,858,449	22,629,110	(22,174,684)	32,312,875
Long term receivables		4,812,416	86,855	-	4,899,271
Marketable securities		3,926	-		3,926
Accounts receivable		155,841	-		155,841
Indirect taxes, charges and contributions recoverable		835,344	-		835,344
Direct taxes, charges and contributions recoverable		2,386,831	-		2,386,831
Judicial deposit		883,939	85,617		969,556
Prepaid expenses		61,935	1,238		63,173
Derivative financial instruments		272,627	-		272,627
Finance lease receivable		150,135	-		150,135
Other assets		61,838	-		61,838
Investments in associates	3.b.	-	22,384,699	(22,384,699)	-
Fixed Assets		17,874,186	-		17,874,186
Intangible assets	3.b.	9,171,847	157,556	210,015	9,539,418

(i) According to TIM S.A.'s Quarterly Information on March 31, 2020, filed with the CVM on May 5, 2020
(ii) According to Quarterly Information of TIM Participações S.A. on March 31, 2020, filed with the CVM on May 5, 2020
(iii) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the (unaudited) condensed *pro forma* financial information.

TIM S.A. (Unaudited Condensed pro forma Financial Information)

BALANCE SHEETS

March 31, 2020

(In thousands of reais)

	Note	TIM S.A. (i)	TIM Participações Parent	Pro Forma adjustments (iii)	TIM S.A. Pro Forma
Total Liabilities and Shareholders´ Equity		38,988,452	22,737,360	(22,226,057)	39,499,755
Total Liabilities		16,754,703	149,905	7,692	16,912,300
Current		5,936,957	71,531	(51,373)	5,957,115
Suppliers		2,625,120	9,680		2,634,800
Borrowings and financing		1,149,764	-		1,149,764
Finance lease liability		885,521	-		885,521
Derivative financial instruments		4,146	-		4,146
Labor obligations		252,367	1,146		253,513
Indirect taxes, charges and contributions payable		584,909	545		585,454
Direct taxes, charges and contributions payable		73,674	190		73,864
Dividends and interest on the stockholders' equity payable		-	47,834		47,834
Authorizations to be paid		89,285	-		89,285
Deferred revenue		219,623	-		219,623
Other liabilities	3.a	52,548	12,136	(51,373)	13,311
Non-current		10,817,746	78,374	59,065	10,955,185
Borrowings and financing		1,311,574	-		1,311,574
Derivative financial instruments		-	-		-
Finance lease liability		7,283,025	-		7,283,025
Indirect taxes, charges and contributions payable		3,036	-		3,036
Direct taxes, charges and contributions payable		212,770	-		212,770
Deferred income tax and social contribution	3.b.	176,869	-	(30,428)	146,441
Provision for legal and administrative proceedings	3.b.	747,547	48,622	89,493	885,662
Pension plan and other post-employment benefits		5,782	-		5,782
Authorizations to be paid		239,065	-		239,065
Deferred revenue		808,276	-		808,276
Other liabilities		29,802	29,752		59,554
Shareholders´ Equity	3.b.	22,233,749	22,587,455	(22,233,749)	22,587,455
Share capital		13,476,172	9,866,298	(9,864,579)	13,477,891
Reserves		8,757,577	12,721,157	(12,369,170)	9,109,564

(iv) According to TIM S.A.'s Quarterly Information as of 31st March 2020, filed with the CVM on May 5, 2020

(v) According to Quarterly Information of TIM Participações S.A. as of 31st March, 2020, filed with the CVM on May 5, 2020

(vi) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

TIM S.A. (Unaudited Condensed pro forma Financial Information))

STATEMENT OF INCOME

Three-month period ended March 31, 2020

(In thousands of reais, unless otherwise stated)

	Note	TIM S.A. (i)	TIM Participações Parent	Pro Forma adjustments (iii)	TIM S.A. Pro Forma
Net revenue		4,215,308	-		4,215,308
Costs of services provided and goods sold		(1,961,448)	-		(1,961,448)
Gross profit		2,253,860	-	-	2,253,860
Operating income (expenses):					
Commercialization		(1,209,040)	-		(1,209,040)
General and administrative		(429,687)	(8,476)		(438,163)
Income from equity accounting	3.c.	-	172,873	(172,873)	-
Other revenues (expenses), net	3.c.	(92,455)	722	199	(91,534)
		(1,731,182)	165,119	(172,674)	(1,738,737)
Operating income		522,678	165,119	(172,674)	515,123
Financial income (expenses):					
Financial income		362,698	2.519		365,217
Financial expenses		(613,995)	(5,797)		(619,792)
		(251,297)	(3,278)	-	(254,575)
Income before income tax and social contribution		271,381	161,841	(172,674)	260,548
Income tax and social contribution	3.c.	(98,639)	-	(68)	(98,707)
		-			
Net income for the period		172,742	161,841	(172,742)	161,841

(vii) According to TIM S.A.'s Quarterly Information as of 31st March, 2020, filed with the CVM on May 5, 2020
(viii) According to Quarterly Information of TIM Participações S.A.as of 31st March, 2020, filed with the CVM on May 5, 2020
(ix) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

TIM S.A. (Unaudited Condensed pro forma Financial Information)
STATEMENT OF INCOME

For the yearended December 31, 2019

(In thousands of reais, unless otherwise stated)

	Note	TIM S.A. (i)	TIM Participações Parent Company (ii)	Pro Forma adjustments (iii)	TIM S.A. Pro Forma
Net revenue		17,377,194	-		17,377,194
Costs of services provided and goods sold		(7,433,731)	-		(7,433,731)
Gross profit		9,943,463	-	-	9,943,463
Operating income (expenses):					
Commercialization		(4,986,289)	-		(4,986,289)
General and administrative		(1,693,104)	(24,755)		(1,717,859)
Income from equity accounting	3.c.	-	3,865,255	(3,865,255)	-
Other revenues (expenses), net	3.c.	1,322,690	(54,865)	7,717	1,275,542
		(5,356,703)	3,785,635	(3,857,538)	(5,428,606)
Operating income		4,586,760	3,785,635	(3,857,538)	4,514,857
Financial income (expenses):					
Financial income		1,515,658	2,705		1,518,363
Financial expenses		(1,327,695)	(169,459)		(1,497,154)
		187,963	(166,754)	-	21,209.
Income before income tax and social contribution		4,774,723	3,618,881	(3,857,538)	4,536,066
Income tax and social contribution	3.c.	(914,561)	3,246	(2,624)	(913,939)
		-			
Net income for the period		3,860,162	3,622,127	(3,860,162)	3,622,127

(i) According to TIM S.A.'s Financial Statements for the year ended on December 31, 2019, filed with the CVM on March 6, 2020

(ii) According to the TIM Participações S.A. financial statements of for the year ended on December 31, 2019, filed with the CVM on February 11, 2020

(iii) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

TIM S.A. (Unaudited Condensed pro forma Financial Information forma)
EXPLANATORY NOTES
Period ended March 31, 2020

1. Description of the transaction

TIM Participações S.A. ("TIM Participações" or "TPAR") is a publicly-held corporation, headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Itália group and held 66.58% of TIM Participações' capital stock on March 31, 2020 and December 31, 2019.

TIM S.A. ("TIM" and "TSA", or "Company") is a publicly held company, wholly owned by TIM Participações (collectively referred to as "TIM Group" or "Group").

The Company provides provides Landline Telephone Services ("STFC") - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service ("SMP") and Multimedia Communication Services ("SCM"). The services provided by the Company are regulated by *Agência Nacional de Telecomunicações* (ANATEL), the telecommunications regulatory agency in the country.

TIM Group´s management, in a meeting held on this date, approved the submission to the general meeting of the Company, to be held on August 31, 2020, the proposal of for the merger of TPAR into its subsidiary, TSA ("Merger") Under the terms of articles 223, 224, 225 and 227 of the Corporation Law, which remains the company listed in the special listing Novo Mercado segment of B3 - Brasil, Bolsa, Balcão.

TIM points out that the result of this merger will not impact its minority shareholders, given that TSA will remain with the same management structure and best corporate governance practices, as well as bringing significant gains in operational and financial efficiency.

The operation consists of the incorporation of TPAR by TSA, which remains as a company listed on B3 - Bolsa, Brasil, Balcão, in the special segment of Novo Mercado´s listing.

The Merger has as main objective to make TIM's operational and financial structure more efficient, by reducing its corporate structure, thereby optimizing accounting and tax procedures with the consequent reduction in operating expenses.

The transaction will be carried out based on the book value of assets and liabilities, with no economic or tax impact.

The managements of the Companies understand that the approval of the Merger proposal will result, among others, in the following benefits for the Companies and their shareholders:

a. greater integration of administrative and financial units, allowing the reduction of operating costs and expenses, taking advantage of synergies and resulting in a more efficient operation;

b. simplification of the TIM Group's corporate structure, with the maintenance of a single publicly-held company, reducing administrative costs and the complexity of internal procedures;

c. optimization of the tax burden, related to PIS and COFINS, levied on the distribution of earnings to shareholders in the form of Interest on Equity, as well as a reduction in the IRPJ and CSLL due, due to corporate expenses currently incurred by TIM Participações that will be consolidated into TSA.

2. Basis of preparation and presentation of condensed financial information unaudited *pro forma*

The unaudited condensed pro forma financial information relating to the unaudited condensed pro forma balance sheet as of 31st March, 2020 and its unaudited condensed pro forma income statement for the year ended December 31, 2019 and the three-month period ended March 31, 2020 have been prepared and are presented in accordance with Communication CTG 06 - "Presentation of Pro Forma Financial Information", issued by *Conselho Federal de Contabilidade* [Brazilian federal accounting council] and should be read in conjunction with the historical interim financial statements of the companies involved:

The unaudited condensed pro forma financial information was compiled by the company´s management to illustrate the impact of the merger of TIM Participações S.A., and TIM S.A. presented in explanatory note 1 on the company's balance sheet as of March 31, 2020 and income statement for the three-month period ending on that date, and its income statements for the year ended December 31, 2019 as if the transaction had occurred on January 1, 2019, and should not be used as indicative of future consolidated financial statements or interpreted as the Company's effective consolidated statement of income.

As part of this process, the information on the equity and financial position and operating performance of TIM S.A. was extracted by the company's management from the financial statements of TIM S.A. for the year ended December 31, 2019 and the interim financial statements for the three-month period ended March 31, 2020, on which it was audited and revised by Ernst & Young Auditores Independentes, the audit report was issued without modification on March 6, 2020 and the review report, without modification, on May 5, 2020; respectively. Additionally, the information on the equity and financial position and operating performance of TIM Participações S.A. was extracted by the company's management from the individual and consolidated financial statements of TIM Participações S.A. for the year ended December 31, 2019 and the individual and consolidated interim financial statements for the three-month period ended March 31, 2020, on which they were audited and reviewed by Ernst & Young Auditores Independentes, whose audit report was issued without modification on February 11, 2020 and on May 5, 2020.

The unaudited consolidated pro forma financial information has been prepared on a recurring basis and, therefore, does not include any non-recurring gains or losses from the merger transaction. Additionally, such condensed pro forma financial information is unaudited and does not reflect, for example, any other non-audited financial information: (i) any synergy, operating efficiency and cost savings that may arise from the corporate reorganization; or (ii) any possible benefit generated by the merger.

a. <u>General criteria for preparation and disclosure</u>

The quarterly information was prepared considering the historical cost as the basis of value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The historical, individual quarterly information of TIM Participações S.A. and TIM S.A., compiled by the Company´s management to prepare this report, were prepared in accordance with accounting practices adopted in Brazil issued by *Comitê de Pronunciamentos Contábeis* [Accounting pronouncements committee] (CPC's) and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Due to the fact that the accounting practices adopted in Brazil applied in the individual quarterly information, as of 2014, do not differ from the IFRS applicable to the separate quarterly information, since this standard started to allow the application of the equity method in subsidiaries, affiliates and joint ventures in separate statements, they also comply with international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB). These individual statements are disclosed along with the consolidated quarterly information.

Assets and liabilities are classified according to their degree of liquidity and enforceability. They are classified as current when they are likely to be realized or settled within the next 12 months. Otherwise, they are shown as non-current assets. The exception to this procedure is related to the balances of deferred income tax (assets and liabilities) and social contribution, assets and liabilities that are fully classified in the long term.

b. Functional currency and presentation currency

The presentation currency of the historical financial information complied by the Company´s management to prepare this report is the real (R$), which is also the Company's functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by *Banco Central do Brasil* [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the income statement.

3. Description of Pro Forma adjustments and additional information

Unaudited condensed pro forma financial information was prepared using the same accounting practices since the Companies were in the same Group and presented consolidated financial information, with no need for any pro forma adjustments arising from a practice adjustment.

Unaudited condensed pro forma financial information includes the following adjustments:

a. elimination of transaction balances between related parties

Transactions between related parties, as well as unrealized balances, gains and losses on these operations, are eliminated. The accounting policies of the controlled Company were adjusted to ensure consistency with the accounting policies adopted in the condensed financial information not audited pro forma. The base date of the financial information used to prepare the pro forma unaudited balance sheet is the same for all companies, March 31, 2020.

On that date there were balances of liabilities payable and assets receivable between the Companies in the amount of R$ 51,373.

b. elimination of investment in subsidiary assets and liabilities

According to the procedure used for consolidation, participation in an investment is accounted for using the purchase accounting method to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, the equity instruments (e.g., shares) issued and the liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the acquisition date, regardless of the proportion of any minority interest. The excess of the acquisition cost, which exceeds the fair value of the Group's participation in the identifiable net assets acquired, is recorded as goodwill. If the acquisition cost is less than the fair value of the acquired subsidiary's net assets, the difference is recognized directly in the income statement, as revenue after a review of the applied concepts and calculations.

The adjustment consists of eliminating the investment in a subsidiary referring to TIM S.A.´s shares, since this will be the merging company. The investment amounts shown in the balance sheet are net goodwill, and price purchase adjustments recognized on the acquisition of the TIM S.A allocated to contingencies in a business combination net of deferred income tax. Company (current name of INTELIG TELECOMUNICAÇÕES LTDA. And successor through incorporation of TIM CELULAR S.A.). As shown in the table below:

	March 31, 2020
Balance of shareholders' equity TIM S.A.	22.233749
Goodwill for expected future profitability in a business combination	210,015
Goodwill allocated to Contingencies recorded in business combination	(89,493)
Deferred income tax on goodwill allocated in a business combination	30,428
Investment balance	22,384,699

c. elimination of income from equity accounting and impacts on capital gains related to the purchase price allocation

	March 31, 2020	December 31, 2019
Profit for the period TIM S.A.	172,742	3,860,162
Realization of goodwill allocated to contingencies during the period	199	7,717
Deferred income tax reflex	(68)	(2,624)
Equity in earnings of subsidiaries	172,873	3,865,255

Additional information:

Write-off of credits resulting from tax loss and negative basis of social contribution

Considering that TIM Participações S.A. does not have activities that can generate taxable income tax and social contribution bases, deferred tax credits on tax losses, negative social contribution bases and temporary differences were not recognized, totaling R$ 129,625 on March 31, 2020, for the purpose of incorporation, these amounts cannot be used since TIM Participações will cease to exist.

4. Critical estimates and judgments in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present at the base date of the individual and consolidated interim financial statements of TIM Participações S.A. of March 31, 2020 and of interim financial statements of TIM S.A. of March 31, 2020, and the individual and consolidated financial statements of TIM Participações S.A. of December 31, 2019 and in the financial statements of TIM S.A. of December 31, 2019.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a) Loss by decrease in recoverable value of non-financial assets (impairment)

A loss due to impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value minus the selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities that the Company is not committed to on the reporting date of the financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for the purpose of impairment testing.

The main non-financial assets for which this assessment was made are goodwill based on future profitability recorded by the Company and its tangible assets.

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of the legislation in effect and CPC 32 / IAS 12. This process usually involves complex estimates to determine taxable income and differences. In particular, deferred tax assets on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative social contribution basis and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income.

(c) Provision for lawsuits and administrative proceedings

The lawsuits and administrative proceedings are analyzed by Management along with its legal advisors (internal and external). The Company considers factors in its analyses such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These evaluations involve Management's judgment.

(d) Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market.

(e) Unbilled revenues

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on an estimate that takes into consideration historical consumption data, the number of days elapsed since the last billing date, among others.

(f) Commercial leasing

The Company has a significant number of lease contracts in which it acts as a lessee, and with the adoption of the accounting standard of IFRS 16 / CPC 06(R2) - Leasing, certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the periods covered by options to extend the contract term, when the exercise depends only from the Company and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the Lessee's loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right-of-use asset in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate. The Company's average incremental interest rates are 10.28% for an average.

5. Main accounting policies and practices of the Company

The main accounting policies applied in the preparation of the individual and consolidated interim financial statements of TIM Participações S.A. of March 31, 2020 and of the interim financial statements of TIM S.A. of March 31, 2020, and in the individual and consolidated financial statements of TIM Participações SA of December 31, 2019 and TIM S.A.'s financial statements of December 31, 2019 are defined below and/or presented in their respective notes to the Companies' financial information of March 31, 2020 and December 31, 2019. Such policies were consistently applied to the years presented, unless otherwise stated.

Cash and cash equivalents- These are financial assets measured at amortized cost, using the effective interest rate method. The Company´s Management determines the classification of financial assets upon initial recognition

Accounts receivable from customers - These are financial assets measured at amortized cost and refer to accounts receivable from users of telecommunications services, network use (interconnection) and sale of handsets and accessories. Accounts receivable are recorded at the prices practiced on the date of the transaction. Accounts receivable balances also include services provided and not billed up to the balance sheet date ("unbilled"). Accounts receivable from customers are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method minus the expected credit losses ("impairment";).

The provision for expected credit losses was recognized as a reduction in accounts receivable, based on the profile of the subscriber portfolio, age of overdue accounts, economic situation, risks involved in each case and by the collection curve, in an amount considered sufficient, adjusted in order to reflect current and prospective information on macroeconomic factors that affect customers' ability to settle receivables

Inventories - They are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to the net realizable value (sales value), when this value is less than the average acquisition cost

Deferred income tax and social contribution - Deferred income tax and social contribution are recognized on (1) accumulated tax losses and negative social contribution bases and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Further changes in tax rates or tax legislation may change the amounts of deferred tax assets, both assets and liabilities.

Deferred income tax and social contribution assets are recognized only under the assumption of profitability history and/or when projections prepared annually by the Company and approved by Management.

Assets and liabilities deferred income tax balances are presented by the net amount in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities in different entities are generally presented separately, and not by the net balance.

Judicial deposits- Recorded at historical cost and updated in accordance with current legislation

Tangible assets - Fixed assets are stated at acquisition and/or construction cost, minus the accumulated depreciation and a provision for impairment (the latter, if applicable). Depreciation is calculated using the straight-line method, over periods that take the expected useful lives of the assets and their residual value into account. As of March 31, 2020 and December 31, 2019, the Company has no indications of impairment in its fixed assets.

The estimated costs of dismantling towers and equipment in rented properties are capitalized and depreciated over the estimated period of use. The Company recognizes in fixed assets, by debiting the liability "provision for future disposal of noncurrent assets", the present value of these costs. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses on disposals are determined by comparing the amounts of these disposals and the carrying amount at the time of the transaction and are recognized in "other operating expenses (income), net" in the income statement.

Intangible assets - Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (the latter, if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangible assets also include: (i) the right to use the infrastructure of other companies and (ii) goodwill for expected future profitability (goodwill) on the acquisition of companies.

Amortization charges are calculated based on the straight-line method, over the estimated useful life of the contracted assets and the terms of the service provision licenses. Estimates of the useful lives of intangible assets are regularly reviewed.

Financial charges on funds raised generically (without specific destination), used for the purpose of obtaining a qualifying asset, which is an asset that necessarily requires a substantial period of time to be ready for use, are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and that such costs can be measured with confidence. These costs are amortized over the estimated useful lives. As of March 31, 2020 and December 31, 2019, the Company has no indications of impairment in its intangible assets with defined and indefinite useful lives.

Leases - Leases in which the Company, as a lessee, substantially holds the risks and benefits of ownership are classified as finance leases. These are capitalized at the beginning of the lease at the lowest fair value between the leased item and the present value of the payments provided for in the contract. Interest related to the lease is recognized in the income statement as a financial expense during the contractual period.

The Company has lease contracts for towers, as lessee, resulting from a sale and financial leaseback operation, which involves the sale of an asset and the concomitant lease of the same asset by the buyer to the seller.

The Company recognized a liability corresponding to the present value of the minimum mandatory installments of the contract.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to another party (lessee) are classified as finance leases. These are transferred from the Company's intangible assets and recognized as a receivable at the lowest fair value of the leased item and/or the present value of the receipts provided for in the contract. Interest related to the lease is recognized in the income statement as a financial expense during the contractual period.

Suppliers - Accounts payable to suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the corresponding invoice amount.

Loans and Financing -They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At initial recognition, they are recorded at their fair value and after initial recognition, they are measured using the effective interest rate method. The appropriations of financial expenses in accordance with the effective interest rate method are recognized in the income statement, in the financial expenses line.

Current income tax and social contribution- Current income tax and social contribution charges are calculated based on tax laws enacted, or substantially enacted, up to the balance sheet date

Provision for judicial and administrative proceedings - The Company is an integral part of judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinion of the Company's and Management's legal advisors, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosed, respectively, at their updated values, and those in which losses are considered remote are not disclosed

Share capital - Share capital is recorded at the amount effectively raised from shareholders, net of costs directly linked to the funding process.

Legal reserve - Refers to the allocation of 5% of net income for the year ended December 31 of each year, until the reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. Additionally, the Company may stop constituting the legal reserve when it, added to the capital reserves, exceeds 30% of the capital.

This reserve can only be used to increase capital or offset accumulated losses.

Retained earnings reserve - Refers to retained earnings amounts, approved by the Meeting and used to expand the Company's business.

Tax benefit reserve - The Company benefits from tax benefits that provide for restrictions on the distribution of its profits. According to the legislation that establishes these tax benefits, the amount of the tax that is not paid due to exemptions and reductions in the tax burden cannot be distributed to the partners and will constitute a tax incentive reserve for the legal entity. Such reserve can only be used to absorb losses or increase share capital.

Dividends - Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on October 31, 2018, the Company must distribute as mandatory dividend for each fiscal year ended on December 31, as long as there are amounts available for distribution, an amount equivalent to 25% of the adjusted net income.

Service revenues - The main service revenues come from monthly subscriptions, provision of separate voice services, SMSs, data, bundles of combined use of these services, roaming charges and interconnection revenues. Revenues are recognized according to their use, net of sales taxes and discounts granted on services. These revenues are only accounted for when the amount of the service provided can be estimated reliably.

Revenues are recognized monthly through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was provided. These unbilled revenues are recorded based on an estimate that takes into consideration consumption data, the number of days elapsed since the last billing date.

Revenues from interconnection and roaming traffic are recorded separately, without offsetting the amounts due to other telecommunications operators (the latter are recorded as operating costs).

Minutes not used by customers and/or recharge credits held by business partners, related to prepaid system services are recorded as deferred revenue and appropriated to the result when these services are actually used by customers.

Revenues from product sales - Revenues from product sales (phones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenue from the sale of handsets to business partners is recorded at the time of physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, as the Company does not have any control over the product sold.

Contract identification - The Company reviews all commercial contracts in force, in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement.

Performance obligation identification- Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and
(ii) provision of mobile, fixed and internet services.

Therefore, the Company started to recognize revenues when, or as the performance obligation is satisfied when transferring the promised good or service to the customer; the asset being considered transferred when or as the customer obtains control of that asset.

Determination and allocation of the transaction price to the performance obligation - The Company understands that its service packages include the sale of discounted handsets. In accordance with IFRS 15 (CPC 47), the Company is required to allocate the discount and recognize the revenues related to each performance obligation based on its independent selling prices.

Before adopting the standard, the Company recognized the revenue for each of the elements identified based on the contract price, with the discount on the sale of handsets being fully allocated to the handset price.

As a consequence of the adoption of the new standard, an additional part of the revenue was allocated to the revenue recognized by the sale of cell phones at the beginning of the contract, representing an increase in the revenue from the sale of equipment in relation to the accounting practice previously adopted. The difference between the amount of revenue and the amount of revenue from the sale of equipment at the beginning was recognized as a contractual asset, allocated to service revenue for the period of the contract.

Cost of obtaining a contract - All incremental costs related to obtaining a contract (sales commissions and other acquisition costs from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Likewise, certain contract compliance costs are also deferred to the extent that they relate to performance obligations that are met over time.

Earnings per share -

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company's shareholders, by the weighted average number of shares issued during the period.

(b) Diluted

There are no potential dilutive shares in the shareholding of current shareholders. Therefore, the calculation of diluted earnings per share is equal to basic earnings per share.

Financial Instruments - Among the financial instruments registered with the Company, derivatives are also highlighted, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date, such liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from the measurement at fair value, when applicable, are recognized in the income statement when incurred, in the financial income or expenses line.

Initially, the derivatives are recognized by the fair value on the date when a derivative agreement is executed and are subsequently measured again at the fair value. The method for recognizing the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument in cases of adoption of hedge accounting.

TIM S.A.

LONG-TERM INCENTIVE PLAN

1.       PURPOSE OF THE PLAN

1.1.         This Long-Term Incentive Plan (“Plan”), in accordance with article 168, §3, of Law 6404/76, has the purpose of granting purchase or subscription options (“Option”) for shares issued by TIM S.A. (“Company”) to officers and collaborators of the Company and its subsidiaries (which are included in the definition of Company for the purposes of this Plan), so as to encourage the expansion, the accomplishment and the fulfillment of the Company’s corporate purposes, and align the interests of the Company’s officers and collaborators with the interests of its shareholders..

2.	DEFINITIONS

2.1.         The following terms, when capitalized within this Plan, whether in the plural or singular form, will have the following definitions:

(i)	Plan: this Long-Term Incentive Plan, as duly approved by the Shareholders’ Meeting of the Company;

(ii)	Shares: common shares issued by the Company or any other type of share into which the common shares are converted;

(iii)	Options: the options to purchase or subscribe the Shares granted to the Beneficiaries, with a pre-determined price, during an specific period of time, according to Plan rules;

(iv)	Vested Options: the Options that have achieved the necessary conditions to allow the exercise of the right to subscribe the Shares;

(v)	Vesting Period: period when the Beneficiary cannot exercise, fully or partially, his options;

(vi)	Option Agreement: agreement granting the option to purchase and/or subscribe Shares, to be executed between the Company and each of the Beneficiaries;

(vii)	Grant Date: date when the Option Agreement is signed, formalizing the Grant to the Beneficiaries;

(viii)	Fair Value of the Option: monetary value of the Options, calculated according to Pricing Models for Options well known in the market;

(ix)	Beneficiaries: individuals selected by resolution of the Company’s Board of Directors as the titleholders of the Options under the Plan;

(x)	B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

(xi)	Base Price of the Share: average of Share price, weighted according to the daily trade volume, during the Assessment Period on B3;

(xii)	Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Options, to determinate the Base Price of the Share;

(xiii)	Similar Companies: companies in the telecommunications segment and other correlated segments, as defined by the Board of Directors;

(xiv)	Total Shareholder Return (TSR): Concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and Dividends to demonstrate the total return to shareholders. It is calculated using the formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For purposes of calculating this indicator, when a company has more than one class of Share, the result of the TSR of each one will be weighted by the total market value (Share price x volume of Shares), with reference to the period of the Initial Share Price;

(xv)	Initial Share Price: average of the share price, weighted by daily trade volume in B3, in the exactly same period defined as the Assessment Period of the Base Price of the Share.

(xvi)	Final Share Price: average of the share price, weighted by daily trade volume on the B3 in a period immediately prior to the Vesting Period and equal in size (number of days) to the Assessment Period of the Base Price of the Share;

(xvii)	Dividends: are a portion of the profit of a corporation that is distributed to shareholders at the end of each exercise, according to the § 2 of art. 202 of corporate law in Brazil. For the purpose of calculating the TSR, all dividends paid in the period between the reference dates of the Initial Share Price and the Final Share Price will be used;

(xviii)	Relative Stock Performance: is a rank of Stock Performance, including the shares of TIM S.A., Similar Companies and/or representative indexes of the securities portfolio, calculated using the concept of Total Shareholder Return. The result, in accordance to the conditions established on the Option Agreement, is used as a basis for defining the adjustment of the Base Price of the Share and the consequent definition of the Exercise Price.

(xix)	Exercise Price: price to be paid by the Beneficiary to the Company as a result of the exercise of the Options, as provided in Section 9 of this Plan, which will correspond to the Base Price of the Share, adjusted to more or less, according to the Relative Performance percentage;

(xx)	Exercise Periods: the periods stipulated by the Board of Directors in each financial year, during which the Beneficiaries may exercise the Vested Options;

(xxi)	Exercise of the Options: the effective subscription or purchase by the Beneficiary of the Shares related to the Options granted to him by the Option Agreement;

(xxii)	Compensation Committee: advisory committee of the Company’s Board of Directors, having the attributions established in the Internal Regiment of the Company’s Board of Directors and the documents attached thereto, as approved at the Meeting of the Company’s Board of Directors held on 09/30/2008;

3.	ADMINISTRATION OF THE PLAN

3.1.         The Plan shall be administered by the Company’s Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company’s By-laws.

3.2.         The Board of Directors will have authority to administer the Plan, subject to the Company’s By-laws, having powers to:

(i)              deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;

(ii)             modify the terms and conditions of the Options granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or the Option Agreement;

(iii)            decide about omitted cases, subject to the general guidelines of the Plan and the applicable laws;

(iv)           examine exceptional situations deriving from, or related with, this Plan;

(v)            select the Beneficiaries, at its sole discretion, as provided in Section 4 of this Plan;

(vi)           authorize the Executive Board to sign the Option Agreements with the Plan Beneficiaries, as well as Share Subscription Agreements and any additives, if necessary; and

.

(vii)          In case of exceptional situations that cause the impossibility of continuing the Plan, establish mechanisms and rules and / or modify the terms of the Option Agreement, including replacing it with similar instruments, in order to avoid distortion and prejudice to the Beneficiaries, the Company and its Shareholders, in strict alignment with the objectives of the Plan.

3.3.         The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted upon the exercise of Options granted; (ii) amend the provisions governing the eligibility of Beneficiaries; or (iii) without the titleholder’s consent, change or impair any rights or obligations arising out of any Option Agreements executed with any Beneficiaries.

4.	ELIGIBLE BENEFICIARIES

4.1.         The Board of Directors shall determine, among the highest-ranking collaborators and officers of the Company, those who are eligible Beneficiaries (“Eligible”), who are to be arranged in different categories, so as to distinguish their rewards, according to the positions held, the relevance of their duties, and their salary range.

4.2.         The persons Eligible will be evaluated according to a procedure to be conducted by the People Value Management, under the supervision of the Company Chief Executive Officer, who shall, upon the completion of the evaluation, recommend the Beneficiaries to the Compensation Committee, among the Eligible persons, considering the importance and the crucial nature of the position, the performance of the Beneficiary, the latter’s involvement in strategic projects, as well as the added value offered by same to the Company.

4.3.         Following the evaluation referenced in the preceding item, the Compensation Committee will prepare a proposal, to be examined and decided by the Board of Directors, for the definition of the Beneficiaries, as well as the number of Shares that will comprise the Option granted to each one.

5.	SHARES INCLUDED IN THE PLAN

5.1.         The Options granted according to the Plan, whether or not previously exercised, and excluding the Options cancelled according to the provisions in Section 13 hereunder, may grant rights in a number of Shares not to exceed 2% (two percent) of the total number of Shares issued by the Company during the term of the Plan, as long as the total number of Shares issued or liable to be issued under the Plan falls within the limit of the Company’s authorized capital.

5.2.         So as to enable the exercise of Options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new Shares, within the limit of the Company’s authorized capital, or (b) sell Treasury Shares to the Beneficiary.

5.3.         According to the provisions in article 171, §3, of Law 6404/76, the shareholders will not have a preemptive right in the grant of the Options or in the exercise thereof by the Beneficiaries.

6.	GRANT OF OPTIONS

6.1.         In view of the grant of the Options, the Company’s Board of Directors shall determine, based on a proposal prepared by the Compensation Committee:

(i) the total and individual amount of the grant, whose translation in volume of Options shall respect the Fair Value at the grant date and the limit of Shares provided in Section 5.1 of this Plan;

(ii) the list of Similar Companies and indexes representing securities portfolios comprising the Relative Stock Performance Comparison;

(iii) Assessment Periods of the Base Price of Share, the Initial Share Price and the Final Share Price;

and

(iv) the conditions for the readjustment of the Base Price of the Share in accordance to the Company position on the Relative Stock Performance Rank, observing the minimum and maximum limits set out in clause 9 below;

6.2.         The granting of Options to the Beneficiaries must be executed within no more than 3 (three) years, counted as of the date of the approval of the Plan (“Granting Period”), provided that the Board of Directors will be responsible for determining the dates and the periodicity of the grants.

6.3.         The Options shall be granted upon the execution of the Option Agreement, prepared according to the Plan rules, which shall specify, without prejudice to any other conditions determined by the Board of Directors: (a) the number of Shares comprising the Option granted; (b) the conditions for the acquisition of the right to exercise the Option; (c) the deadline for the exercise of the Option, subject to the provisions in Section 8.1 of this Plan; and (d) the criteria for the definition of the Exercise Price and the payment terms..

6.4.         Any Option granted according to the Plan is subject to all the terms and conditions set forth herein, which shall prevail in case of inconsistency regarding the terms and conditions of any agreement or supplementary document.

7.	VESTING PERIOD

7.1.         The Options granted according to the Plan may be exercised by the Beneficiaries observing the minimum vesting periods established hereunder:

(a)            up to 1/3 (one third) of the Shares comprising the Option may be acquired or subscribed as of 1 (one) year after the execution date of the Option Agreement;

(b)            up to 2/3 (two thirds) of the Shares comprising the Option may be acquired or subscribed as of 2 (two) years after the execution date of the Option Agreement; and

(c)            the totality of the Shares comprising the Option may be acquired or subscribed as of 3 (three) years after the execution date of the Option Agreement.

7.2.         In any case, the exercise of the Option must be formalized within the maximum term established in Section 8.2 hereunder.

7.3.         The Beneficiary will forfeit the right to exercise any part of the Option not exercised according to the terms and conditions stipulated, in which case the Beneficiary will have no right to compensation.

8.	EXERCISE OF THE OPTIONS

8.1.         The exercise of options will be possible only during the Exercise Period.

8.2.         Exercise Periods should be opened by the Board of Directors at least annually and preferably after the end of each Vesting Period.

8.3.         After the third year, when all Options have become Vested, the Beneficiaries may request the opening of Exercise Periods to the Board of Directors, which has a deadline of 90 days to do so.

8.4.         The maximum term for the exercise of the Options will be 6 (six) years, counted as of the date of their grant.

8.5.         The People Value Management will inform the Beneficiaries, before the start of the Exercise Period, the Exercise Price, determined according to the Section 9 of this Plan.

8.6.         The exercise of the Options shall be formalized by the Beneficiary upon written notice to the Company, and delivered to People Value Management, provided that the Beneficiary shall inform the number of Shares to be acquired or subscribed and the total amount of the respective Exercise Price.

8.7.         During the Options’ term, People Value Management shall inform the Beneficiaries of the payment and general terms for the delivery of Shares comprising the Options, so as to afford the Company enough time to issue new Shares or to acquire Shares on the market aiming the physical liquidation of the Options exercised.

8.8.         The Board of Directors may determine the suspension of the right to exercise the Options, whenever situations are found to exist that, according to the law or the regulations in effect, restrict or prevent the negotiation of Shares by the Beneficiaries.

8.9.         No Beneficiary will have any of the rights and privileges of shareholders of the Company until the Options are duly exercised and the Shares comprising the Options are subscribed or acquired and paid up in full.

8.10.     The taxes and charges connected with the financial benefit resulting from the exercise of the Options will be incumbent exclusively upon the respective Beneficiaries.

9.	OPTION EXERCISE PRICE

9.1.         It will be incumbent upon the Board of Directors to stipulate the Exercise Price of the Options granted according to the terms of this Plan, based on the recommendation of the Compensation Committee, and subject to the criteria established in this Section.

9.2.         The Exercise Price shall be calculated at the end of each vesting period, being only valid for the Options that become Vested at that moment. Once set the Exercise Price, it will remain valid until the end of the maximum period to exercise the Options.

9.3.         For the purposes of the determination of the Exercise Price, the Base Price of the Share will be adjusted positively or negatively, according to the position in the Relative Performance Rank achieved by the Shares.

9.4.         If the position reached by the Company's Shares is between the last position and the middle position, the Base Price of the Share shall be adjusted positively by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:

(a)            5% of Base Price of the Share for the 1st Vesting Period;

(b)            10% of Base Price of the Share for the 2nd Vesting Period;

(c)            15% of Base Price of the Share for the 3rd Vesting Period;

9.5.         If the Company's shares reach the last position, the Beneficiaries will lose the right over 25% of the Options that become Vested at that moment.

9.6.         If the position reached by the Company's shares is between the first position and the middle position, the Base Price of the Share will be negatively adjusted by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:

(a)            -5% of Base Price of the Share for the 1st Vesting Period;

(b)            -10% of Base Price of the Share for the 2nd Vesting Period;

(c)            -15% of Base Price of the Share for the 3rd Vesting Period;

10.	PAYMENT

10.1.     The payment of the Exercise Price shall be effected upon the acquisition, in cash, with the Beneficiary’s own funds.

10.2.     Alternately, if the legal relationship between the Beneficiary and the Company is in effect, the Board of Directors may: (i) approve the grant to the Beneficiary of a term of up to 10 (ten) days for the payment of the Exercise Price by the Beneficiary; or (ii) approve the grant of funding to the Beneficiary, which, at the discretion of and rules established by the Board of Directors, may be formalized with the issuance of a pro soluto promissory note for the full amount of the debt, issued by the Beneficiary to the benefit of the Company.

11.	RIGHT OF PREFERENCE

11.1.     The Board of Directors may determine that the sale of Shares by the Beneficiaries must observe the Company’s right of preference.

11.1.1.   When the Company is notified of the exercise by the beneficiaries, the Company will have up to 5 business days to express its preemptive right to purchase the shares, as well as the offer's validity deadline

11.1.1.1 In the case of the exercise of the preemptive right by the Company, the price per Share will correspond to the average price weighted by the volume of negotiations calculated at B3 during the last 5 trading sessions, prior to the date of the exercise notification.

11.1.2.   If the beneficiary does not sell all the shares within the offer's expiration date, he must notify the Company when he intends to sell his shares and wait up to 5 business days for his manifestation.

11.1.2.1. In the case of the exercise of the preemptive right by the Company, the price per Share will correspond to the average price weighted by the volume of negotiations calculated at B3 during the last 5 trading sessions, prior to the date of the notification of intention to sell”.

12.           CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

12.1.     The grant of Options according to the Plan will not prevent the Company from participating in any corporate reorganization processes, such as transformation, merger, consolidation or spin-off, it being incumbent upon the Board of Directors to deliberate as to the effects of the corporate reorganization on Options granted through the date of the event.

12.2.     In case of change in the number of shares issued by the Company, as a result of a capital increase or decrease, share grouping, share splits, share bonus, conversion of shares of a certain kind or class into another, or conversion of other securities issued by the Company into shares, the Options and the Exercise Price shall also be adjusted by the Board of Directors, so as to avoid any distortions or losses to the Company, its shareholders and the Beneficiaries.

13.           TERMINATION OR ABSENCE OF THE BENEFICIARY

13.1.     In the event that the Beneficiary chooses to terminate his or her employment with the Company, or if the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company, without cause (or without the occurrence of facts that would be cause for termination if the Beneficiary were an employee of the Company), the Option rights that are not exercisable on the termination date, according to the rules of the Option Agreement, will be automatically and lawfully cancelled, with no need for prior notice or indemnification.

13.1.1.       With regards to any Option rights that are exercisable by the Beneficiary on the termination date, according to the rules of the Option Agreement, such rights may be exercised within 6 months from the termination date, subject to their lawful cancellation, with no need for prior notice or indemnification.

13.1.2.       Notwithstanding the provisions in item 13.1.1, the Board of Directors may, exceptionally, anticipate the Exercise Period pertaining to the Options granted to the Beneficiaries terminated from the Company for any of the causes listed in Section 13.1.

13.1.3.       In case of termination by decision of the Company within a period of up to 12 (twelve) months, counted as of the date of an event characterizing transfer of the equity control of the Company, the Beneficiary may exercise the Option in full, regarding both the rights that are exercisable and those not yet exercisable upon the termination, provided that the Board of Directors shall take the necessary actions to this end, including the definition of the conditions for the exercise of the Options.

13.2.     If the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company with just cause (or upon the occurrence of facts that would be cause for dismissal if the Beneficiary were an employee of the Company), any and all rights resulting from the Option Agreement will be deemed automatically and lawfully cancelled, with no need for prior notice or indemnification..

13.3.     In case of death of the Beneficiary, his or her heirs and successors may exercise the Option in full, in regards to the rights exercisable or not yet exercisable on the date of the death, according to the provisions of the Option Agreement, within no more than 1 (one) year, counted as of the date of the death, subject to the lawful forfeiture thereof, with no need for prior notice or indemnification..

13.4.     In the event of long term absence of the Beneficiary, preventing it from performing his duties at the Company, the Board of Directors may authorize the full exercise of the options with respect to rights exercisable or not yet exercisable at the time.

13.5.     For the purposes of the provisions of this Section, the termination will not be deemed to have happened in case the Beneficiaries are transferred to another company of the same economic conglomerate as the Company, which is defined as any entity that controls the Company, directly or indirectly, any affiliate, subsidiary or a company controlled by the same organization as the Company.

14.	DURATION OF THE PLAN

14.1.     The Plan will be effective as of the date of its approval by the Shareholders’ Meeting of the Company and will remain effective until the rights stemming from the Options granted are fully exercised, within the term stipulated in Section 8.4.

14.2.     In case of dissolution and liquidation of the Company, the Plan and the Options based thereon will be deemed automatically terminated.

15.	DIVIDENDS

15.1.     The Shares acquired or subscribed by the Beneficiaries as a result of the exercise of the Options will be entitled to the dividends, interest on own capital, and other earnings declared by the Company as of the date of the physical liquidation of the exercise of the Options, with the transfer of the Shares to the Beneficiary.

16.	MISCELLANEOUS

16.1.     The execution of the Agreement implies the explicit acceptance of all the terms of the Plan by the Beneficiary, who undertakes to adhere to them fully and completely.

16.2.     No provision of the Plan or Option granted under the Plan entitles any Beneficiary to remain as a director, officer, employee or service provider of the Company.

16.3.     The rights and obligations resulting from the Plan and the Option Agreement may neither be assigned nor transferred, in full or in part, by either party, or given in security of any obligations, without the prior written consent of the other party.

16.4.     It is hereby expressly agreed that the fact that either party fails to exercise any right, power, remedy or option, ensured by law, by the Plan or the Option Agreement, will not constitute a novation, nor will any delay in the execution of any obligations by any parties, which will not prevent the other party, at its sole discretion, from exercising such rights, powers, remedies or options, at any time, which will be added to and not replace any others ensured by law.

16.5.     The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

TIM S.A.

LONG-TERM INCENTIVE PLAN

1.	PURPOSE OF THE PLAN

1.1.       The purpose of this Long-Term Incentive Plan ("Plan"), established in accordance with the applicable legislation and regulations, is to enable the administrators and/or employees of TIM S.A. (“Company”) or other companies under its direct or indirect control (which are included in the definition of Company for the purposes of this Plan), to receive payments on shares issued by the Company, subject to certain conditions of time and / or performance, in order to stimulate the expansion, success and achievement of the Company's corporate objectives and to align the interests of the Company’s administrators and/or employees with the interests of its shareholders.

2.	DEFINITIONS

2.1.          The terms below, when used in capital letters throughout this Plan, whether in the plural or in the singular, shall respect the following definitions:

(i)	Plan: the present Long-Term Incentive Plan, duly approved by the Company's Shareholders Meeting;
(ii)	Shares: common shares issued by TIM S.A. or other type of shares in which they are converted;
(iii)	Granted Shares: means the Shares granted to the Participants and subject to the regulations of this Plan and the respective Share Grant Agreement;
(iv)	Restricted Shares: Granted Shares subject to vesting conditions, the regulations of this Plan and the respective Share Grant Agreement;
(v)	Performance Shares: Granted Shares subject to vesting and performance conditions, the regulations of this Plan and the respective Share Grant Agreement;
(vi)	Vesting Period: period in which the Participant is unable to receive the Shares Granted to him or part thereof;
(vii)	Performance Factors: means the factors related to the Performance targets, established for the Performance Shares, that can modify, up or down, the volume of Granted Shares;
(viii)	Share Grant Agreement: means the particular instrument granting Shares, to be celebrated between the Company and the Eligible, through which he acquires the status of Participant, declaring that he knows and accepts all the terms and conditions of the Plan;
(ix)	Grant Date: unless otherwise stated in the Share Grant Agreement, means the date of the meeting of the Board of Directors that resolved on the granting of the Shares to the Participants;
(x)	Participants: natural persons selected by the Company's Board of Directors as eligible to the Plan, among administrators and/or employees of the TIM S.A. or companies under its control;

(xi)	Termination: means the termination of the legal relationship of an administrator or employee between the Participant and the Company or companies under its control, for any reason, including without limitation, resignation, dismissal, substitution or termination of office as administrator without reelection, application for voluntary dismissal and / or dismissal with or without cause;
(xii)	B3: B3 S.A. – Brasil, Bolsa, Balcão;
(xiii)	Base Price of the Share: average of share price, weighted by the daily financial trading volume on B3, during the Assessment Period of the Base Price of the Share;
(xiv)	Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Shares, to determinate the Base Price of the Share
(xv)	Stock Ownership Guidelines: it is the policy that determines the minimum volume of Shares that a Participant must maintain on its property during its relationship with the Company;
(xvi)	Board of Directors: means the Board of Directors of the Company;
(xvii)	Compensation Committee: means the compensation advisory committee of the Company’s Board of Directors, having the attributions established in the Internal Regiment of the Company’s Board of Directors and the documents attached thereto, as approved at the Meeting of the Company’s Board of Directors held on 09/30/2008 and;
(xviii)	Eligible: as definitions stated on item 4.1 below.

3.	ADMINISTRATION OF THE PLAN

3.1.          The Plan shall be administered by the Company’s Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company’s By-laws.

3.2.          The Board of Directors will have authority to administer the Plan, subject to the Company’s By-laws, having powers to:

(i)	deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;
(ii)	modify the terms and conditions of the Shares granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or contract; except what is stated on item 3.3;
(iii)	decide on omitted cases, observing Plan’s regulation and applicable law;
(iv)	examine exceptional situations related with this Plan;
(v)	select the Participants, at its sole discretion;
(vi)	authorize Company’s administrators to sign Share Grant Agreement with Participants of the Plan; and
(vii)	in case of exceptional situations that cause the impossibility of Plan continuity, create mechanisms and rules and/or change the Share Grant Contract, including its substitution by similar contracts, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives;

3.3.          The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted; (ii) amend the provisions governing the eligibility of Participants; or (iii) without the titleholder’s consent, change or impair any rights or obligations arising out of any agreements executed with any Participant.

4.	ELIGIBLE

4.1.          The Board of Directors shall determine, among administrators and/or employees of the Company's most senior hierarchical level, those eligible as Participants ("Eligible"), who will be classified in different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

4.2.          The Eligible should be evaluated through a procedure conducted by the Board of Human Resources and supervised by the Company's Chief Executive Officer, who, once the evaluation is completed, will recommend to the Compensation Committee, among the Eligible, the Participants, given the importance and essentiality of their function, their performance, their involvement in strategic projects and the added value that they offer to the Company.

4.3.          After examining the valuation referred to in the previous clause, the Compensation Committee will prepare a proposal, to be assessed and resolved by the Board of Directors, for the definition of the Participants, as well as the maximum number of Restricted Shares and Performance Shares to be granted to them.

5.	SHARES INCLUDED IN THE PLAN

5.1.          The Granted Shares, may be Restricted Shares and / or Performance Shares, under the Plan, including those already transferred on behalf of the Participants or not, and discounted those canceled under Clause 11 below, may confer rights on a number of Shares that do not exceeds 2% (two percent) of the total Shares issued by the Company during the term of the Plan..

5.2.          For the purpose of satisfying the transfer of Shares granted under the Plan, the Company may, at the discretion of the Board of Directors, transfer to the Participant Shares held in treasury.

6.	SHARE GRANT

6.1.          For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee:

(i)	the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in Section 5.1 of this Plan;
(ii)	the Assessment Periods of the Base Price of the Share; and
(iii)	the Vesting Period for total or partial transfer of the Shares on behalf of the Participants;
(iv)	the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants
(v)	the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in Clause 5.1 of this Plan; and
(vi)	the individual volume of Shares that will be subject to Share Ownership Guidelines;

6.2.          The Granting of Shares to the Participants shall be carried out within three (3) years as from the date of approval of the Plan, and the Board of Directors shall determine the time and periodicity of the grants.

6.3.          The Granting of Shares shall be done by means of the execution of the Share Grant Agreement, prepared in accordance with the rules of this Plan and which shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of Shares object of the grant ; (B) the general conditions and performance and vesting period for acquiring the right to receive the Shares; (D) the performance factors and how they may modify the volume of Granted Performance Shares and (e) the volume of Shares that will be subject to Share Ownership Guidelines.

6.4.          Any Share granted under the Plan is subject to all terms and conditions set forth herein, which will prevail in the event of inconsistency with respect to regulations of any Share Grant Agreement or supplementary document.

7.	VESTING PERIOD

7.1.          The Shares Granted under the Plan may be transferred to the Participants in compliance with the minimum vesting periods established by the Board of Directors, observing the maximum limit of 1/3 (one third) of the volume of Shares Granted, for each year, accumulated from the Grant Date;

8.	SHARE TRANSFER TO THE PARTICIPANTS

8.1.          The maximum term of the Company to transfer the shares to the Participant, meeting the applicable performance and vesting conditions, is 90 days after the end of the vesting period. After this period, the Company shall pay the equivalent amount in cash, as provided in Clause 9. The restriction periods of item 8.2 are not considered for the purposes of the maximum term.

8.2.          The Board of Directors may determine the suspension of the right to receive Shares whenever there are situations that, according to the law or regulation in force, restrict or impede the trading of Shares by the Participants.

8.3.          If the Company is unable to transfer the Shares due to the refusal or inertia of the Participants, in particular considering the required formalities, the Company will be considered exempt from any liability related to the effective delivery of such Shares.

9.	PAYMENT IN CASH

9.1.          The Board of Directors may establish that, instead of transferring part or all of the Shares to the Participant, the Company will pay him the cash equivalent.

9.2.          The payment shall be made to the Participant, in the account under his name specified on the Share Grant Agreement, until the last working day of the subsequent month of the ending month of the vesting period.

10.	CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

10.1.       The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.

10.2.       In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.

10.3.       In the event of a change in Control of the Company, all Shares Granted (considering 100% of the performance conditions for the remaining period), regardless of the fulfillment of the vesting period, shall be paid to the Participants in cash, to the value of the Share in the operation which configured the change of Control of the Company.

11.            TERMINATION OR ABSENCE OF THE PARTICIPANT

11.1.       In the event that the Participant voluntarily leaves the Company, the rights to receive the Granted Shares that have not yet completed the Vesting Period on the date of termination will automatically be terminated, regardless of prior notice or indemnification.

11.2.       In the event of Termination by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares that have not yet completed the Vesting Period in the the date of termination shall be proportional to the Vesting Period effectively completed, dividing the total of months completed by the total of months that comprise the Vesting Period, considering the period of 30 calendar days as the "month".

11.3.       In the event of Termination by decision of the Company with the occurrence of just cause (or with the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares will automatically and lawfully be extinguished, regardless of notice or indemnification.

11.4.       In the event of the death of the Participant, its heirs and successors will receive in full the amounts of the Granted Shares that have not yet completed the Vesting Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Vesting Period.

11.5.       In the event of long term absence of the Participant, making it impossible for him to perform his activities in the Company, the Board of Directors may authorize the transfer of part or all of the Shares object of his Share Grant Agreement, observed the vesting period.

11.6.       For the purposes of this Clause, the Board of Directors may determine that the termination shall not have occurred in the event that the Participants are transferred to another company of the same company group (thus understood as any direct or indirect controlling entity of the Company, affiliate, subsidiary or subject to common control) and to determine specific rules for the treatment of such cases.

12.	DURATION OF THE PLAN

12.1.       The Plan will be effective on the date of its approval by the Company's Shareholders Meeting and will remain effective until the rights resulting from the Shares granted are fully exercised.

12.2.       In the event of dissolution and liquidation of the Company, the Plan and the Shares based thereon will be automatically terminated.

13.	SHAREHOLDER RIGHTS

13.1.       The shares delivered to the Participants shall have the rights established in this Plan and in the respective Contracts, provided that the Participant shall not have any of the rights and privileges of a Company's shareholder, in particular, to receive dividends and interest on own capital related to the Granted Shares, until the date of its transfer to the Participants

13.2.       Notwithstanding the provisions of Clause 13.1, the Board of Directors may establish the payment of the amount equivalent to such dividends and interest in cash or in shares, in the manner to be established in the Share Grant Agreement.

14.	MISCELLANEOUS

14.1.       The signature of the Share Grant Agreement will imply the express acceptance of all terms of the Plan by the Participant, which is fully bound to comply with them.

14.2.       No provision of the Plan or Share granted under the Plan shall entitle any Participant to remain as an administrator and/or employee or yet as a service provider of the Company.

14.3.       The rights and obligations resulting from the Plan and the Share Grant Agreement may neither be assigned nor transferred, in full or in part by the Participant, or given in security of any obligations, without the prior written consent of the Board of Directors.

14.4.       It is hereby expressly agreed that either party abstention to exercise any right, power, resource or faculty, ensured by law, by the Plan or the Share Grant Agreement, will not constitute a novation, nor will any eventual delay tolerance in the execution of any obligations by any of the parties. Any of the hypotheses will not prevent the other party, at its sole discretion, from exercising such rights, powers, resources or faculties, at any time, which will be added to and not replace any others ensured by law.

14.5.       The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 31, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.